     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 2, 1998

                                               REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549
                               ------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                          CHICAGO MINIATURE LAMP, INC.
             (Exact Name of Registrant as Specified in Its Charter)

              OKLAHOMA                                 3679                                73-1412000
      (State of Incorporation)             (Primary Standard Industrial          (I.R.S. Employer Identification
                                            Classification Code Number)                      Number)

                               ------------------
                               500 CHAPMAN STREET
                                CANTON, MA 02021
                           TELEPHONE: (781) 828-2948
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                               ------------------
                     FRANK M. WARD, CHIEF EXECUTIVE OFFICER
                          CHICAGO MINIATURE LAMP, INC.
                               500 CHAPMAN STREET
                                CANTON, MA 02021
                           TELEPHONE: (781) 828-2948
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)
                               ------------------
      THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:

       WILLIAM J. SCHIFINO, ESQ.                                  VINCENT PAGANO, JR., ESQ.
      SCHIFINO & FLEISCHER, P. A.                                 SIMPSON THACHER & BARTLETT
   ONE TAMPA CITY CENTER, SUITE 2700                                 425 LEXINGTON AVENUE
          TAMPA, FLORIDA 33602                                     NEW YORK, NEW YORK 10017
             (813) 223-1535                                             (212) 455-2000

                               ------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rue 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                               ------------------
                        CALCULATION OF REGISTRATION FEE

=========================================================================================================================
                                                                      PROPOSED           PROPOSED
                                                 AMOUNT                MAXIMUM            MAXIMUM           AMOUNT OF
          TITLE OF SECURITIES                     TO BE            OFFERING PRICE        AGGREGATE        REGISTRATION
           TO BE REGISTERED                   REGISTERED(1)          PER UNIT(2)     OFFERING PRICE(2)         FEE
-------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
  share................................     12,506,250 shares          $38.00          $475,237,500         $140,195
=========================================================================================================================

(1) Includes 1,631,250 shares that the Underwriters have the option to purchase solely to cover over-allotments, if any.
(2) Estimated solely for the purpose of determining the registration fee and calculated in accordance with Rule 457(c) under the Securities Act on the basis of the last reported price of the Company's Common Stock on March 30, 1998, as reported by Nasdaq.
                               ------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DUE DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION DATED APRIL 2, 1998

                               10,875,000 Shares

                          CHICAGO MINIATURE LAMP, INC.

                                  Common Stock
                                ($.01 par value)
Chicago Miniature
Lamp, Inc. LOGO

                               ------------------

Of the 10,875,000 shares of common stock, par value $.01 per share (the "Common
  Stock"), offered hereby (the "Offering"), 8,250,000 shares are being sold by Chicago Miniature Lamp, Inc. (the "Company") and 2,625,000 shares are being sold by the Selling Shareholders named herein under "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the shares sold by the Selling Shareholders. On March 31, 1998, the reported last sale price of the Common Stock on The Nasdaq Stock Market's National Market
(the "Nasdaq National Market") was $38.875 per share. Application is being made to list the Common Stock on The New York Stock Exchange.

  FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION
           WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS"
                          BEGINNING ON PAGE 7 HEREIN.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                    UNDERWRITING                    PROCEEDS
                                                        PRICE TO    DISCOUNTS AND   PROCEEDS TO    TO SELLING
                                                         PUBLIC      COMMISSIONS    COMPANY(1)    SHAREHOLDERS
                                                       ----------   -------------   -----------   ------------
Per Share............................................      $             $               $             $
Total (2)............................................  $             $              $              $

---------------

(1) Before deduction of expenses payable by the Company estimated at $800,000.
(2) The Company and Selling Shareholders have granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 1,237,500 additional shares of Common Stock from the Company and an aggregate of 393,750 additional outstanding shares from the Selling Shareholders to cover over-allotments of shares. If the option is
    exercised in full, the total Price to Public will be $          ,
    Underwriting Discounts and Commissions will be $          , Proceeds to
    Company will be $          and Proceeds to Selling Shareholders will be
    $          .

     The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the shares of Common
Stock will be ready for delivery on or about             , 1998, against payment
in immediately available funds.

CREDIT SUISSE FIRST BOSTON                                  SALOMON SMITH BARNEY
         BEAR, STEARNS & CO. INC.                       LEHMAN BROTHERS

                      Prospectus dated             , 1998.

                                    [PHOTOS]

                      [DESCRIPTION OF COMPANY'S PRODUCTS.]

                     [DESCRIPTION OF PRODUCT APPLICATIONS.]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS, PENALTY BIDS AND PASSIVE MARKET MAKING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     The trademark Sylvania is owned by Osram-Sylvania, Inc. in the United States, Canada, Mexico and Puerto Rico and by the Company in all other jurisdictions where the name is registered. This Prospectus also contains reference to other trademarks which are not owned by the Company.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and historical and pro forma financial statements and notes thereto included elsewhere in this Prospectus. As used in this Prospectus, unless the context indicates otherwise, the terms the "Company" and "CML" refer to Chicago Miniature Lamp, Inc. and its consolidated subsidiaries. In January 1998, the Company changed its fiscal year-end from the Sunday nearest to December 1 of each year to the Sunday nearest to December 31. Unless otherwise indicated, information in this Prospectus gives effect to a three-for-two stock split in the form of a dividend paid on March 6, 1998, and assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     The Company believes that it is one of the six largest full-line lighting companies in the world and one of only three major international producers offering lamps, fixtures and ballasts. Primarily through its acquisition-based growth strategy, the Company has developed from a specialized U.S. manufacturer and supplier of neon lamps and miniature lighting products into one of the world's largest vertically integrated manufacturers and suppliers of lighting systems to the industrial, commercial and consumer markets. The Company has completed 13 acquisitions since 1992 as part of its growth strategy, with its two most significant acquisitions being consummated in the year ended November 30, 1997 ("Fiscal 1997"). In January 1997, the Company significantly expanded its operations with the acquisition of Valmont Electric, Inc. ("Power Lighting Products" or "PLP"), a manufacturer and supplier of lighting ballasts, and in September 1997, the Company completed the purchase of Sylvania Lighting International, B.V. ("SLI"), the third largest lighting company in Europe and a major global lighting company, which sells a variety of products in its principal markets under recognized brand names, including Sylvania.

     Primarily as a result of the Company's acquisition strategy, net sales increased from $57.4 million for the year ended December 3, 1995 to $330.0 million for Fiscal 1997. In addition, operating income increased from $12.2 million to $27.4 million over the same period. For Fiscal 1997, on a pro forma basis after giving effect to the PLP and SLI acquisitions, the Company's net sales and operating income would have been $755.4 million and $41.6 million, respectively. In addition, for Fiscal 1997, on a pro forma basis after giving effect to the PLP and SLI acquisitions, approximately 81% and 79% of the Company's net sales and operating income, respectively, would have been derived from operations outside the United States.

     With the addition of SLI, the Company is able to offer a complete range of lighting products throughout the world. The Company's product categories include lamps, fixtures, miniature lighting assemblies and ballasts. The lamp products produced by the Company include incandescent, fluorescent, compact fluorescent, high intensity discharge ("HID"), halogen, and special and miniature lamps. The Company's commercial and industrial fixture lines consist primarily of fluorescent ceiling mounted fixtures; its accent and decorative fixture lines range from simple downlights and spotlights to high performance lighting fixtures for art galleries and museums. Miniature lighting assemblies manufactured by the Company are used in various product applications, including automobile message centers, and aviation and telecommunications status arrays. Magnetic and electronic ballasts designed and manufactured by the Company supply power to start and operate fluorescent and HID lamps and signage products (neon displays).

     The Company's strategy is to operate as a vertically integrated manufacturer providing "one stop" lighting solutions for its customers' lighting requirements by offering both discrete lighting components and value-added integrated products. Through its acquisition of SLI, as well as several niche businesses, the Company is able to offer its global customers extensive design, engineering and manufacturing capabilities, while at the same time providing local, responsive service. The Company has 26 manufacturing facilities, as well as sales offices and distribution facilities, in more than 30 countries. The Company's customers include wholesalers, original equipment manufacturers ("OEMs"), retailers, architects, designers and contractors.

     The Company is incorporated under the laws of the State of Oklahoma. Its executive offices are located at 500 Chapman Street, Canton, Massachusetts, 02021, and its telephone number is (781) 828-2948.

                                GROWTH STRATEGY

     The Company believes that it is well positioned to continue its growth internally and through acquisitions. Management believes that its industry knowledge, experience consummating and integrating acquisitions and its access to capital will facilitate the Company's external growth through future acquisitions both domestically and internationally. Internal growth is expected to be driven by (i) increasing sales to existing and new customers, (ii) introducing new technologies and (iii) continuing to diversify geographic operations.

     Pursue Complementary Acquisitions. The Company plans to continue to use strategic acquisitions and alliances to effect its vertical and horizontal integration strategies. Acquisitions are selected based upon their potential to
(i) augment the Company's technology, engineering and design capabilities, (ii) broaden the Company's product offering, (iii) provide additional manufacturing facilities, (iv) access global markets, and/or (v) effect cost reduction opportunities and other operational synergies. For example, the acquisition of SLI, a large user of ballasts with no ballast manufacturing capability, is expected to produce significant synergistic effects for the Company and its Power Lighting Products subsidiary, a major producer of ballasts. The Company believes that its extensive knowledge of the lighting industry, combined with its experience in consummating numerous acquisitions and its access to capital, provides an important competitive advantage in identifying domestic and international acquisition opportunities and integrating the acquired operations into the Company. Further, because of the fragmented nature of many sectors of the lighting industry, the Company believes that there are many opportunities available for future acquisitions.

     Increase Sales to Existing and New Customers. The Company focuses on expanding its markets by designing, developing and marketing "one stop" lighting solutions, a strategy through which the Company seeks to capitalize on cross selling opportunities between customers of existing and acquired businesses. The Company seeks to use its global distribution networks and recognized brand names, including Sylvania (outside the United States, Canada, Mexico and Puerto
Rico) and Alba, to help sell and market the Company's domestic products overseas. Moreover, the Company's international operations have broad product lines of consumer and industrial lamps and fixtures which the Company plans to market domestically. In addition, the Company plans to aggressively market complementary products such as ballasts which can be offered with linear and compact fluorescent and HID lighting products manufactured by SLI.

     Introduce New Lighting Technologies. Through the introduction of new lighting technologies, the Company has been able to participate in the high growth and high margin segment of the lighting market. Further, because lighting products and the related manufacturing technology are becoming increasingly sophisticated, the Company has sought to enhance its technological capabilities in order to fulfill its customers' outsourcing and "just-in-time" requirements and adjust to shifts in demand. Through the acquisition of various niche businesses operating within the lighting industry, the Company's technological expertise has expanded, thus enabling it to manufacture more sophisticated products. As a result of its technical know-how, the Company believes that it can expand its business by developing new products and entering new niche markets in which it can be one of a few leading suppliers. For example, the Company is currently exploring opportunities for the development and integration of fiber optic products for the automotive, aviation and consumer markets.

     Diversify Geographic Operations. An important element of the Company's growth strategy is to continue to establish manufacturing operations in areas of high customer density or where manufacturing efficiencies can be realized. The Company's operations are currently located in the Americas, Europe, Australia and, to a lesser extent, Asia. The Company intends to continue to selectively expand its operations internationally to better serve its existing customers and to develop new customers.

                               OPERATING STRATEGY

     The Company's operating strategy is designed to enhance the Company's international position as a leading designer, manufacturer and supplier of lighting products, while at the same time increasing profitability through (i) continued vertical integration and automation, (ii) improved operating efficiencies and (iii) continued focus on responsiveness and product quality.

     Continue Vertical Integration and Automation. The Company intends to continue to vertically integrate its operations by broadening the range of components which it manufactures and uses in its lighting products. The Company's ability to manufacture a wide array of components facilitates the production of more complex, value-added lighting products, which generally have higher average selling prices per unit and higher margins than discrete lighting components. The Company intends to further increase its manufacturing capabilities and continue to expand the automation at its facilities in order to increase production and reduce production costs.

     Improve Operating Efficiencies. The Company has realized cost savings in connection with the integration of its acquired businesses. Cost reduction initiatives have included the consolidation of certain administrative functions, vertical integration with existing operations and leveraging of combined purchasing power. The Company has also adjusted the product mix manufactured by certain acquired companies in an effort to improve profitability, although in certain cases such actions have had the short-term effect of reducing the net sales of such acquired companies. Given that certain of these recently acquired businesses have been operating at significantly lower margins than the Company's base business, these acquisitions have resulted in temporary contraction of consolidated margins. Management believes that the recent acquisition of SLI, with its extensive geographical and physical infrastructure of manufacturing, sales and distribution facilities, provides a significant opportunity to improve operating efficiencies.

     Focus on Responsiveness and Quality. The Company's ability to conceive, design and engineer new products in a short period of time is a significant competitive advantage. Management has developed "Competency Centers" within its manufacturing facilities to optimize the expertise of the Company's design, engineering, manufacturing and technical sales support teams. In addition, the Company has developed technology to monitor and control its production performance. As a result of various quality initiatives, the Company has achieved a preferred supplier designation for its miniature lighting products from several of its OEM customers, including Q-1 certification from Ford Motor Company and a Quality Excellence award from Chrysler Corp. In addition, certain of the Company's facilities have received QS-9000, ISO 9001 and Euro-Net ISO 9000 and 9001 certifications.

                            SUMMARY OF ACQUISITIONS

     The following table sets forth the acquisitions which have been consummated by the Company since October 1992 and prior to November 30, 1997:

BUSINESS                                 TYPE OF OPERATION
--------                                 -----------------
1992
Chicago Miniature Lamp, Inc............  Supplier of miniature lighting components
1993
Glolite Sales, Ltd.....................  Manufacturer of miniature neon and incandescent bulb and string lighting products
1994
Industrial Devices, Inc................  Designer and manufacturer of miniature lighting products
1995
Plastomer, Inc.........................  Manufacturer and supplier of miniature lighting assemblies and bulb sockets
Fredon Industrial Development, Inc.....  Manufacturer of machine tools and dies
STT Holdings Limited...................  Designer and engineer of lamp-making equipment
Electro Fiberoptics, Inc...............  Manufacturer of fiber optic lighting products
Phoenix Lighting (U.K.) Limited........  Manufacturer of halogen and specialty lamps
1996
W. Albrecht GmbH u. Co. KG.............  Manufacturer of miniature lighting products
1997
Gustav Bruckner GmbH...................  Designer, engineer, and manufacturer of automated lamp-making equipment
Valmont Electric, Inc..................  Manufacturer of magnetic and electronic ballasts
Sylvania Lighting International,
  B.V..................................  Designer and manufacturer of integrated lighting systems including lamps and fixtures
Solium, Inc............................  Designer and manufacturer of electronic ballasts

                                  THE OFFERING

Common Stock being offered by the Company.............  8,250,000 shares
Common Stock being offered by the Selling               2,625,000 shares
  Shareholders........................................  -----------
          Total.......................................  10,875,000 shares
                                                        ===========
Common Stock to be outstanding after the
  Offering(a).........................................  37,704,978 shares

Use of proceeds.......................................  To repay certain outstanding indebtedness and for general corporate purposes, including
                                                          possible future acquisitions.
Dividend policy.......................................  The Company does not intend to pay dividends in the foreseeable future as it intends to
                                                          retain any earnings for the operation and
                                                          expansion of its business. See "Dividend
                                                          Policy."
Existing Nasdaq National Market symbol................  CHML
Proposed NYSE symbol..................................  SLI

---------------

(a) Excludes 3,377,777 shares of Common Stock reserved for issuance upon the exercise of options currently outstanding under the Company's Incentive and Non-Statutory Stock Option Plan (the "Stock Option Plan") and its Special 1997 Stock Option Plan (the "Special Option Plan"). The Stock Option Plan and the Special Option Plan are collectively referred to herein as the "Option Plans."

                                  RISK FACTORS

     See "Risk Factors" for a description of certain risks to be considered before making an investment in the Common Stock.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus. Statements contained in this Prospectus that are not historical facts are forward-looking statements that are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. A number of important factors could cause the Company's actual results for 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. These factors include, without limitation, those discussed in "Risk Factors."

                 SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED
                         FINANCIAL DATA OF THE COMPANY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             FISCAL YEAR ENDED
                                   ----------------------------------------------------------------------
                                                           ACTUAL
                                   -------------------------------------------------------   PRO FORMA(a)
                                   2/27/94(b)   11/27/94(c)   12/3/95   12/1/96   11/30/97     11/30/97
                                   ----------   -----------   -------   -------   --------   ------------
INCOME STATEMENT DATA(d):
Net sales........................   $24,894       $31,729     $57,402   $94,171   $329,959     $755,364
Cost of products sold............    17,860        21,113      36,726    61,147    231,933      505,523
                                    -------       -------     -------   -------   --------     --------
  Gross margin...................     7,034        10,616      20,676    33,024     98,026      249,832
Selling, general and
  administrative expenses........     8,028         7,777       8,462    14,552     65,549      203,112
Restructuring costs..............        --            --          --        --      5,115        5,115
                                    -------       -------     -------   -------   --------     --------
  Operating income (loss)........      (994)        2,839      12,214    18,472     27,362       41,605
  Net Income (loss)..............   $(1,635)      $ 1,110     $ 8,465   $13,436   $ 20,941     $ 32,097
                                    =======       =======     =======   =======   ========     ========
Earnings per common share(e).....   $ (0.09)      $  0.06     $  0.41   $  0.55   $   0.73     $   0.98
                                    =======       =======     =======   =======   ========     ========
Weighted average shares
  outstanding(e).................    18,744        18,744      20,880    24,357     28,761       32,883
                                    =======       =======     =======   =======   ========     ========

                                                               AS OF NOVEMBER 30, 1997
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(f)
                                                              --------   --------------
BALANCE SHEET DATA(d):
Working capital.............................................  $117,606      $279,262
Total assets................................................   651,661       798,496
Short-term debt.............................................    14,821            --
Long-term debt, less current portion........................   185,434        40,000
Stockholders' equity........................................   166,051       473,141

---------------

(a)  Gives effect to the following as if each had occurred on December 2, 1996:
     (i) the PLP and SLI acquisitions and (ii) the issuance of 4,122,000 shares of Common Stock in the Offering, which is the number of shares necessary to raise net proceeds equal to $160,255,000 of outstanding debt to be repaid. See "Use of Proceeds," "Business-Acquisitions" and the Pro Forma Consolidated Statement of Operations Data and related notes thereto included elsewhere in this Prospectus.
(b) The results of operations of Xenell, a predecessor to the Company, and the Company are combined for the Company's year ended February 27, 1994.
(c) The Company changed its financial reporting year-end from the last Sunday in February to the Sunday closest to December 1, which resulted in a year containing 39 weeks in 1994.
(d) Revenues, expenses, assets, and liabilities have been significantly affected by the number and timing of acquisitions made by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-Acquisitions."
(e) See Note 2 to Notes to the Company's Consolidated Financial Statements for stock split information.
(f) Gives effect to the Offering and the application of the estimated net proceeds to the Company therefrom as if the Offering had occurred on November 30, 1997. See "Use of Proceeds," "Business-Acquisitions" and the Pro Forma Consolidated Statement of Operations Data and related notes thereto included elsewhere in this Prospectus.

                                  RISK FACTORS

     Prospective purchasers of the Company's Common Stock should carefully consider the following factors as well as the other information contained in this Prospectus in evaluating an investment in the Company's Common Stock.

GROWTH THROUGH ACQUISITIONS; INTEGRATION OF ACQUISITIONS

     The Company's growth has been, and is expected to continue to be, driven principally by acquisitions. While the Company intends to seek additional acquisition opportunities, there can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, secure financing on acceptable terms, complete acquisitions on favorable terms, successfully integrate acquired operations (including without limitation the integration of SLI) into existing operations, expand into new markets or obtain appropriate bank consents. There can also be no assurance that future acquisitions will not have an adverse effect upon the Company's operating results, particularly in the fiscal quarters immediately following the completion of such acquisitions while the operations of the acquired businesses are being integrated into the Company's operations. Once integrated, acquired operations may not achieve levels of revenues, profitability or productivity comparable with those achieved by the Company's existing operations, or otherwise perform as expected. In addition, the Company competes for acquisition and expansion opportunities with companies that have substantially greater resources. Finally, the significant increase in the size of the Company's operations as a result of the PLP and SLI acquisitions will substantially increase the demands placed upon the Company's management, including demands resulting from the need to integrate accounting systems, computer systems, manufacturing operations and other operations. See "Business -- Growth Strategy."

INTERNATIONAL OPERATIONS

     The Company has 26 manufacturing facilities, as well as sales offices and distribution facilities in more than 30 countries and sells its products worldwide. For Fiscal 1997, on a pro forma basis after giving effect to the PLP and SLI acquisitions, approximately 81% and 79% of the Company's net sales and operating income, respectively, would have been derived from operations outside the United States. As a result of its international operations, the Company is subject to risks associated with operating in foreign countries, including limitations on remittance of dividends and other payments by foreign subsidiaries, hyperinflation in certain foreign countries, imposition of investment and other restrictions by foreign governments, trade barriers, the effects of income and withholding taxes and governmental expropriation. Although such risks have not had a material adverse effect on the Company to date, no assurance can be given that such risks will not have a material adverse effect on the Company in the future. See "Business -- International Operations."

FOREIGN CURRENCIES AND INTEREST RATE RISK

     A significant amount of the Company's net sales are generated in foreign currencies. For Fiscal 1997, on a pro forma basis after giving effect to the PLP and SLI acquisitions, approximately 58% of the Company's net sales would have been denominated in European currencies, 19% in U.S. dollars, and the remaining 23% in other currencies. Costs of the Company are primarily incurred in the same currencies and in percentages which are not materially different from the net sales percentages. Since the Company's financial statements are denominated in U.S. dollars, devaluation and changes in exchange rates between the dollar and other currencies have had and will have an impact on the reported results of the Company. To date, this impact has not been material; however, no assurance can be given that such impact will not have a material adverse effect on the Company in the future. The Company may, from time to time, hedge specifically identified committed cash flows in foreign currencies using forward currency sale or purchase contracts. In addition, international operations are subject to a number of other currency risks, including, among others, currency exchange controls, transfer restrictions and rate fluctuations. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Business -- International Operations."

COMPETITION

     The global lighting industry in which the Company operates is highly competitive. The Company competes primarily on the basis of brand awareness, price, product quality, design and engineering, customer service and distribution strength. Competitors range from large global diversified companies such as Philips Electronics N.V. ("Philips"), General Electric Corp. ("General Electric"), Siemens A.G. ("Siemens") and its North American subsidiary, Osram-Sylvania, Inc. ("Osram"), Matsushita Corp. and Toshiba Corp. to small brokers representing Pacific Rim manufacturers. Many of these competitors offer products which are substantially identical to those offered by the Company. In addition, certain of the Company's competitors are significantly larger than the Company and devote a substantial amount of money to research and development. As a result of these competitive pressures, there can be no assurance that the Company will be able to compete effectively or increase prices in the future. Price increases by the Company, price reductions by competitors, decisions by the Company with regard to maintaining profit margins rather than market share, or other competitive or market factors or strategies could adversely affect the Company's market share or results of operations. Competition could prevent the institution of price increases or could require price reductions or increased spending on research and development and marketing and sales which could adversely effect the Company's results of operations. See
"Business -- Competition."

SOURCES OF RAW MATERIALS

     For Fiscal 1997, on a pro forma basis after giving effect to the PLP and SLI acquisitions, the Company purchased approximately 90% of its incandescent glass shells from a joint venture consisting of Philips and Osram and approximately 80% of its fluorescent glass tubing from Osram, in each case pursuant to long term agreements. The Company purchases certain of its other raw materials, including plastic, metals, glass, copper, filaments, gases, electrodes, electronic components, wire and resistors for use in the manufacture of lamps, fixtures, ballasts and miniature lighting assemblies. All such raw materials are readily available and are generally purchased from a variety of independent, non-competing suppliers. All LEDs used by the Company in its miniature lighting assemblies are currently imported from the Pacific Rim. The Company intends to equip a facility for, or to acquire a business primarily engaged in, the production of LEDs; however, there is no assurance that either event will occur. Any interruption in the supply of incandescent glass shells, fluorescent glass tubing, LEDs or significant fluctuations in the prices of other raw materials could have an adverse effect on the Company's operations.

LABOR RELATIONS

     At November 30, 1997, approximately 46% of the Company's employees were covered by collective bargaining or similar agreements which expire at various times. Although the Company had a three-week work stoppage at its St. Etienne, France facility in 1997, the Company believes that it has satisfactory relations with its unions and, therefore, anticipates reaching new agreements on satisfactory terms as existing agreements expire. There can be no assurance, however, that new agreements will be reached without a work stoppage or strike or will be reached on terms satisfactory to the Company. A prolonged work stoppage or strike could have a material adverse effect on the Company's results of operations. See "Business -- Employees."

ENVIRONMENTAL MATTERS

     The Company's operations are subject to federal, state, local and foreign laws and regulations relating to the storage, handling, generation, treatment, emission, release, discharge and disposal of certain substances and wastes. While the Company believes that it is currently in material compliance with those laws and regulations, there can be no assurance that the Company will not incur significant costs to remediate violations of such laws and regulations, particularly in connection with the Company's acquisitions of existing operating facilities or to comply with changes in existing laws and regulations (or the enforcement thereof). Such costs could have a material adverse effect on the Company's results of operations. See "Business -- Environmental Matters."

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent to a significant extent upon the efforts and abilities of its President, Chief Executive Officer and principal shareholder, Mr. Frank M. Ward, as well as Mr. Norman Scoular, the Chief Operating Officer of the Company and President of SLI, the Company's principal subsidiary. The loss of the services of either Mr. Ward or Mr. Scoular could have a material adverse effect on the Company and may constitute a default under the Company's revolving credit facility. See "Management" and "Description of Certain Indebtedness."

OWNERSHIP AND SIGNIFICANT INFLUENCE OF PRINCIPAL SHAREHOLDERS

     After consummation of the Offering, Mr. Ward and trusts established for members of his immediate family will own in the aggregate approximately 31.8% of the outstanding shares of Common Stock of the Company. As a result of such concentration of ownership, Mr. Ward and such trusts will have the ability to exert significant influence on the policies and affairs of the Company and corporate actions requiring shareholder approval, including the election of the members of the Board of Directors. This concentration of ownership could have the effect of delaying, deferring or preventing a change of control of the Company, including any business combination with an unaffiliated party, and could also affect the price that investors might be willing to pay in the future for shares of Common Stock. See "Principal and Selling Shareholders."

NO DIVIDENDS ANTICIPATED

     The Company intends to retain all future earnings for use in the development of its business and does not anticipate paying any cash dividends in the foreseeable future. In addition, cash dividend payments are prohibited under the terms of the Company's revolving credit facility. See "Dividend Policy" and "Description of Certain Indebtedness."

VOLATILITY OF MARKET PRICE FOR COMMON STOCK

     From time to time, there may be significant volatility in the market price for the Common Stock. Operating results of the Company, changes in general economic conditions and the financial markets, or other developments affecting the Company or its competitors could cause the market price for the Common Stock to fluctuate substantially. See "Price Range of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 37,704,978 shares of Common Stock outstanding. Of these shares, all of the 10,875,000 shares sold in the Offering and 16,337,993 shares of Common Stock currently outstanding will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 10,491,985 shares are deemed "restricted shares" as defined by Rule 144 under the Securities Act. Of such restricted shares, 10,337,485 shares are currently eligible for sale pursuant to Rule 144, subject to certain restrictions, and 154,500 shares will become eligible for sale pursuant to Rule 144, subject to certain restrictions, at various times between September 1998 and March 1999. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options) in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock and the ability of the Company to raise capital through a public offering of its equity securities. The Selling Shareholders and Mr. Norman Scoular, who will beneficially own in the aggregate 12,125,250 shares of Common Stock following the completion of the Offering, and the Company have agreed not to offer, sell, offer to sell, solicit an offer to buy, contract to sell, pledge or grant any option to purchase or otherwise transfer or dispose (or announce any of the foregoing) of any shares of Common Stock, or any securities convertible into or exercisable for Common Stock, without the prior written consent of Credit Suisse First Boston Corporation, for a period of 120 days after the date of this Prospectus except in the case of the Company for the issuance of stock options under the Stock Option Plans, the issuance or sale of Common Stock by the Company upon exercise of outstanding stock options and the issuance of no more than an agreed upon amount of unregistered securities in consideration for the acquisition of stock or assets of other companies. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 8,250,000 shares of Common Stock offered by it hereby are estimated to be approximately $307 million (approximately $353 million if the Underwriters' over-allotment option is exercised in full). This assumes a public offering price of $38.875 per share of Common Stock, the last reported sales price of the Common Stock on the Nasdaq National Market on March 31, 1998, and expenses payable by the Company estimated at $800,000. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders.

     Of the net proceeds, the Company will use approximately $160 million to repay a portion of the indebtedness outstanding under the Company's revolving credit facility, which indebtedness was incurred primarily to finance the cash portion of the purchase price of the PLP and SLI acquisitions. Indebtedness outstanding under the revolving credit facility bears interest at various rates and matures on August 30, 2002. See "Description of Certain Indebtedness." The remaining net proceeds will be available for general corporate purposes, including possible future acquisitions. The Company is currently negotiating for the purchase of two additional companies in the lighting business. If consummated, the acquisitions would cost approximately $9 million in the aggregate, payable in cash and shares of Common Stock. The Company has no agreement, arrangement or understanding with respect to any other particular acquisition, and there can be no assurance that any acquisition will be completed.

     Pending the Company's use of the net proceeds from the Offering, the Company will make short-term investments in interest-bearing savings accounts, certificates of deposit, United States Government obligations, money market accounts, interest bearing securities or other insured short-term, interest-bearing investments.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has traded on the over-the-counter market and is included for quotation on the Nasdaq National Market. The following table sets forth the range of high and low sales prices for the Company's Common Stock for each period indicated since December 4, 1995 (adjusted for stock splits).

                                                               HIGH     LOW
                                                              ------   ------
FISCAL 1996
First Quarter...............................................  $13.22   $ 8.89
Second Quarter..............................................   18.78    12.22
Third Quarter...............................................   20.50    12.67
Fourth Quarter..............................................   22.67    16.67
FISCAL 1997
First Quarter...............................................   29.50    11.08
Second Quarter..............................................   16.67    11.33
Third Quarter...............................................   21.56    15.50
Fourth Quarter..............................................   25.67    18.00
FISCAL 1998
First Quarter...............................................   31.92    20.30
Second Quarter (through March 31, 1998).....................   39.38    32.00

     Such market quotations reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions. Application is being made to list the Common Stock on The New York Stock Exchange.

     As of February 28, 1998, the approximate number of holders of record of the Company's Common Stock was 112 and the number of beneficial holders, including individual participants in security position listings with clearing agencies, was estimated at approximately 4,000.

                                DIVIDEND POLICY

     No dividends have been paid during the two most recent fiscal years, and the Company does not intend to pay dividends in the foreseeable future as it intends to retain any earnings for the operation and expansion of its business. In addition, the payment of cash dividends by the Company is prohibited under the terms of its revolving credit agreement. Any determination to pay dividends in the future, assuming the lender's consent is obtained, will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at that time by the Company's Board of Directors.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at November 30, 1997, and at November 30, 1997, as adjusted to give effect to the Offering and the application of the estimated net proceeds to the Company therefrom as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                              AS OF NOVEMBER 30, 1997
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   ------------
                                                                   (IN THOUSANDS)
Long-term debt, less current portion(a).....................  $185,434      $ 40,000
Stockholders' equity:
Common Stock, $.01 par value; 100,000,000 shares authorized
  29,301,979 issued and outstanding, 37,551,979 shares as
  adjusted(b)...............................................       293           376
Additional paid-in capital..................................   126,835       433,842
Retained earnings...........................................    45,218        45,218
Currency translation adjustment.............................     2,377         2,377
Less: Treasury stock at cost(c).............................    (8,672)       (8,672)
                                                              --------      --------
          Total stockholders' equity........................  $166,051      $473,141
          Total capitalization..............................  $351,485      $513,141
                                                              ========      ========

---------------

(a) For a description of the Company's debt instruments, see "Description of Certain Indebtedness" and Note 4 of Notes to the Company's Consolidated Financial Statements.
(b) Excludes 3,455,776 shares of Common Stock reserved for issuance upon the exercise of options currently outstanding under the Company's Option Plans.
(c) See Note 2 to Notes to the Company's Consolidated Financial Statements for Treasury stock information.

              PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS DATA

     The pro forma consolidated statement of operations data for Fiscal 1997 give effect to the following as if each had occurred on December 2, 1996: (i) the PLP and SLI acquisitions and (ii) the issuance of 4,122,000 shares of Common Stock in the Offering, which is the number of shares necessary to raise net proceeds equal to $160,255,000 of outstanding debt to be repaid. The pro forma consolidated statement of operations data do not include adjustments for the acquisitions of Gustav Bruckner GmbH ("Bruckner") or Solium, Inc. ("Solium"), as the adjustments are insignificant. The pro forma consolidated statement of operations data do not purport to be indicative of the combined results of operations that actually would have occurred if the transactions described above had been effected at the dates indicated or to project future results of operations for any period.

                          YEAR ENDED NOVEMBER 30, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             PRO FORMA                 PRO FORMA       PRO FORMA
                                            ADJUSTMENTS               ADJUSTMENTS         FOR
                                              FOR PLP                   FOR SLI       PLP AND SLI     OFFERING
                       COMPANY    PLP(a)    ACQUISITION    SLI(b)     ACQUISITION     ACQUISITIONS   ADJUSTMENTS   PRO FORMA
                       --------   -------   -----------   --------   --------------   ------------   -----------   ---------
Net sales............ $329,959   $15,491       $ --       $409,914      $    --         $755,364       $   --      $755,364
Cost of products
  sold...............  231,933    13,149        (50)(c)    266,176       (5,676)(d)      505,532           --       505,532
                       -------    ------       ----       --------      -------         --------       ------      --------
  Gross margin.......   98,026     2,342         50        143,738        5,676          249,832           --       249,832
Selling, general and
  administrative
  expenses...........   65,549     2,445        (25)(c)    135,143           --          203,112           --       203,112
Restructuring costs..    5,115        --         --             --           --            5,115           --         5,115
                       -------    ------       ----       --------      -------         --------       ------      --------
  Operating income...   27,362      (103)        75          8,595        5,676           41,605           --        41,605
Interest income......   (4,082)       --         --             --           --           (4,082)          --        (4,082)
Interest expense.....    5,238        --         --          2,776           --            8,014       (5,686)(e)     2,328
Other expense
  (income)...........   (2,326)       (5)        --          1,111           --           (1,220)          --        (1,220)
                       -------    ------       ----       --------      -------         --------       ------      --------
Income before income
  taxes..............   28,532       (98)        75          4,708        5,676           38,893        5,686        44,579
Income taxes.........    7,591       (35)        28(f)       3,784         (150)(g)       11,218        1,264(h)     12,482
                       -------    ------       ----       --------      -------         --------       ------      --------
  Net income.........  $20,941    $  (63)      $ 47       $    924      $ 5,826         $ 27,675       $4,422      $ 32,097
                       =======    ======       ====       ========      =======         ========       ======      ========
Earnings per common
  share..............  $  0.73                                                                                     $   0.98
                       =======                                                                                     ========
Weighted average
  shares
  outstanding........   28,761                                                                                       32,883(i)
                       =======                                                                                     ========

---------------

(a) Two months of Power Lighting Products operations have been included. Ten months of operating results of Power Lighting Products are included in the Company's Consolidated Financial Statements from January 30, 1997, the date of acquisition.
(b) Nine months of SLI operations have been included. Three months of operating results of SLI are included in the Company's Consolidated Financial Statements from September 1, 1997, the date of acquisition.
(c) Depreciation expense has been adjusted to reflect revised estimated useful lives and revaluation of fixed assets to fair market value as if the acquisition of Power Lighting Products had occurred on December 2, 1996.
(d) Depreciation expense has been adjusted to reflect revised estimated useful lives and revaluation of fixed assets to fair market value as if the acquisition of SLI had occurred on December 2, 1996.
(e) Interest expense has been adjusted to reflect the decrease in interest expense resulting from the repayment of $160,255,000 of debt outstanding, assuming that such indebtedness had been repaid at the beginning of the period from the net proceeds to be received by the Company from the Offering.
(f) The adjustment gives effect to an effective tax rate of approximately 31% applied to the pre-tax earnings of Power Lighting Products and related pro forma adjustments.
(g) The adjustment gives effect to an effective tax rate of approximately 20% applied to the pre-tax earnings of SLI and related pro forma adjustments.
(h) Income tax expense has been adjusted to reflect a pro forma consolidated effective tax rate of approximately 28%.
(i) Pro forma weighted average shares outstanding has been adjusted to reflect the issuance of 4,122,000 shares of Common Stock in the Offering, which is the number of shares necessary to raise net proceeds equal to the $160,255,000 of outstanding debt to be repaid, as if such issuance had occurred on December 2, 1996.

                 SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA

     The selected financial data of the Company for, and as of the end of, the years ended November 30, 1997, December 1, 1996 and December 3, 1995 have been derived from the audited consolidated financial statements of the Company, which have been audited by Ernst & Young LLP, and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The selected financial data of the Company for, and as of the end of, the nine months ended November 27, 1994 have been derived from the audited consolidated financial statements of the Company not included herein. The selected financial data of the Company for, and as of the end of, the year ended February 27, 1994 have been derived from the audited combined financial statements of the Company not included herein.

                                                            NINE
                                               YEAR        MONTHS       YEAR        YEAR
                                              ENDED         ENDED       ENDED      ENDED      YEAR ENDED
                                            2/27/94(A)   11/27/94(B)   12/3/95    12/1/96      11/30/97
                                            ----------   -----------   -------   ----------   -----------
INCOME STATEMENT DATA(C):
Net sales.................................   $24,894       $31,729     $57,402    $ 94,171     $329,959
Cost of products sold.....................    17,860        21,113      36,726      61,147      231,933
                                             -------       -------     -------    --------     --------
Gross margin..............................     7,034        10,616      20,676      33,024       98,026
Selling, general and administrative
  expenses................................     8,028         7,777       8,462      14,552       65,549
Restructuring costs.......................        --            --          --          --        5,115
                                             -------       -------     -------    --------     --------
  Operating income (loss).................      (994)        2,839      12,214      18,472       27,362
Interest expense, net.....................       502           936         803         301        1,156
Other (income) expense, net...............       (92)           (7)        (47)     (1,294)      (2,326)
                                             -------       -------     -------    --------     --------
Income (loss) before income taxes.........    (1,404)        1,910      11,458      19,465       28,532
Income taxes(d)...........................       231           800       2,993       6,029        7,591
                                             -------       -------     -------    --------     --------
  Net Income (loss).......................   $(1,635)      $ 1,110     $ 8,465    $ 13,436     $ 20,941
                                             =======       =======     =======    ========     ========
Net Income (loss) per common share(e).....   $ (0.09)      $  0.06     $  0.41    $   0.55     $   0.73
                                             =======       =======     =======    ========     ========
Weighted average shares outstanding(e)....    18,744        18,744      20,880      24,357       28,761
                                             =======       =======     =======    ========     ========
BALANCE SHEET DATA AT END OF PERIOD(C):
Working capital...........................   $(1,507)      $  (270)    $ 9,923    $ 98,308     $117,606
Total assets..............................    14,644        32,929      59,630     212,002      651,661
Short-term debt...........................     3,849         9,114          65      25,174       14,821
Long-term debt, less current portion......     3,628         9,015       3,147       5,607      185,434
Stockholders' equity......................     1,435         2,673      34,921     151,164      166,051

---------------

(a) The results of operations of Xenell, a predecessor to the Company, and the Company are combined for the Company's year ended February 27, 1994.
(b) The Company changed its financial reporting year-end from the last Sunday in February to the Sunday closest to December 1, which resulted in a year containing 39 weeks in 1994.
(c) Revenues, expenses, assets and liabilities have been significantly affected by the number and timing of acquisitions made by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Acquisitions."
(d) Between February 28, 1993 and January 1, 1994, Xenell was taxed as an "S" corporation under the Internal Revenue Code, as amended (the "Code"). Provision for income taxes during such period reflects the provision for income taxes attributable to certain other companies taxed as "C" corporations under the Code and consolidated with the Company's results of operations during such period.
(e) See Note 2 to Notes to the Company's Consolidated Financial Statements for stock split information.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

GENERAL

     The Company is a leading, vertically integrated manufacturer and supplier of lighting systems, which include lamps, fixtures and ballasts. Through its 13 acquisitions completed since 1992, the Company has grown from a specialized U.S. manufacturer of neon lamps and miniature lighting products into a manufacturer and supplier of a wide variety of lighting products, including lamps (incandescent, fluorescent, compact fluorescent, HID, halogen, miniature incandescent, neon, LED's and special lamps), fixtures, magnetic and electronic ballasts and fiber optic lighting systems. The Company believes that it is one of the six largest global lighting companies and one of only three major international producers to offer an integrated package of lamps, fixtures and ballasts. The Company serves a diverse, international customer base and has 26 manufacturing plants in 13 countries.

     The Company was established in 1985, and completed its initial public offering (the "IPO") in June 1995 and a subsequent offering of Common Stock in October 1996. An important part of the Company's initial development has been its geographic and product range expansion through acquisitions. Since its IPO and prior to the PLP and SLI acquisitions, the Company completed the following acquisitions: (i) Fredon Industrial Development Inc., ("Fredon"), a manufacturer of machine tools and dies; (ii) STT Holdings Limited ("Badalex"), an engineer and designer of lamp-making equipment; (iii) Electro Fiberoptics Inc. ("CML Fiberoptics"), a manufacturer of fiber optic products; (iv) Phoenix Lighting (U.K.) Limited ("CML Europe"), a manufacturer of halogen and specialty lamps; and (v) W. Albrecht GmbH u. Co. KG ("Alba"), a manufacturer of miniature lighting products. Such acquisitions, together with the pre-IPO 1995 acquisition of Plastomer, Inc. ("CML Canada"), a manufacturer and supplier of miniature lighting assemblies and bulb sockets, are hereinafter referred to as the "Prior Acquisitions."

     In January 1997, the Company acquired all of the capital stock of Gustav Bruckner GmbH ("Bruckner") for DM 400,000 and the assumption of approximately DM
2.4 million in bank debt (or approximately $1.7 million in the aggregate at the time of purchase). Bruckner engineers, designs and manufactures automated lamp-making equipment. The Company also acquired in January 1997, all of the outstanding stock of Power Lighting Products for approximately $22.3 million in cash. Power Lighting Products is a manufacturer of magnetic and electronic ballasts for the linear and compact fluorescent, signage and HID lighting markets. In June 1997, the Company acquired a 35% interest in the capital stock of Electro-Mag International, Inc. ("Electro-Mag"), which owns certain ballast technology, for approximately $1.5 million in cash. In September 1997, the Company acquired all of the outstanding stock of SLI, a privately held company headquartered in Geneva, Switzerland, for $161.5 million in cash. SLI is the third largest lighting company in Europe and a major global lighting company, which sells a variety of products in its principal markets under recognized brand names, including Sylvania. Also in September 1997, the Company increased its ownership in A&S Electric, Spol s.y.o. ("Alba-CZ"), a miniature lighting company, from 60% to 98% for DM 150,000 and 4,500 shares of Common Stock of the Company (or approximately $185,000 in the aggregate at the time of purchase). In November 1997, the Company acquired the assets of Solium Inc., a designer, engineer and manufacturer of electronic ballasts, for $2.5 million in cash.

     Subsequent to Fiscal 1997, the Company (i) has acquired a lighting company engaged in the manufacture of lamps for $25 million, (ii) has entered into an agreement to acquire the remaining outstanding capital stock of Electro-Mag for 375,000 shares of Common Stock of the Company, (iii) has entered into a letter of intent to acquire a manufacturer of miniature lamps for approximately $2 million and (iv) is negotiating to purchase another lighting company for approximately $7 million.

     The Company's cash portion of the purchase price in the acquisitions have been funded with a combination of the proceeds from the Company's Common Stock offerings, bank borrowings and cash flows from operations.

     The Company's acquisition strategy has had a significant impact on year to year comparisons of revenues and earnings. The Company's operating results for Fiscal 1997 include operating results for eleven months of Bruckner, ten months of Power Lighting Products and three months of SLI. The Company's operating results for the fiscal year ended December 1, 1996 include the operating results for a full year of Badalex, CML Europe, CML Fiberoptics, and seven months of Alba. The Company's operating results for the fiscal year ended December 3, 1995 include operating results for eight months of CML Canada and three months of Fredon.

     In January 1998, the Company changed its financial reporting year-end from the Sunday nearest to December 1 to the Sunday nearest to December 31.

RESULTS OF OPERATIONS

     The following table presents, for the periods indicated, certain items in the Company's Consolidated Statements of Income expressed as a percentage of net sales:

                                                                       YEAR ENDED
                                                              ----------------------------
                                                              12/3/95   12/1/96   11/30/97
                                                              -------   -------   --------
Net sales...................................................   100.0%    100.0%    100.0%
Cost of products sold.......................................    64.0      64.9      70.3
                                                               -----     -----     -----
  Gross margin..............................................    36.0      35.1      29.7
Selling, general and administrative expenses................    14.7      15.4      19.8
Restructuring costs.........................................      --        --       1.6
                                                               -----     -----     -----
  Operating income..........................................    21.3      19.7       8.3
Interest expense, net.......................................     1.4        .3        .4
Other (income) expense......................................     (.1)     (1.3)      (.7)
                                                               -----     -----     -----
Income before income taxes..................................    20.0      20.7       8.6
Income taxes................................................     5.2       6.4       2.3
                                                               -----     -----     -----
  Net income................................................    14.8      14.3       6.3
                                                               =====     =====     =====

  Year ended November 30, 1997 compared to year ended December 1, 1996

     Net sales. Net sales increased from $94.2 million for the year ended December 1, 1996 to $330.0 million for Fiscal 1997. This increase was primarily attributable to the impact of the PLP and SLI acquisitions and to a lesser extent, growth in market share and customer development. The PLP and SLI acquisitions accounted for $223.7 million of the increase in net sales. The Company's strategy of integrating acquisitions can affect sales comparisons as existing capacity is utilized for internal purposes.

     Gross margin. Gross margin increased from $33.0 million for the year ended December 1, 1996 to $98.0 million for Fiscal 1997, due primarily to the increase in sales volume attributable to the PLP and SLI acquisitions. Gross margin, as a percentage of net sales, decreased from 35.1% for the year ended December 1, 1996 to 29.7% for Fiscal 1997, due primarily to the impact of the lower gross margin of the ballast business of Power Lighting Products, which business has traditionally had lower gross margins than the Company's other products. This gross margin percentage is expected to improve as restructuring plans developed at the time of acquisition are implemented.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased from $14.6 million for the year ended December 1, 1996 to $65.5 million for Fiscal 1997. This increase was largely due to the impact of the PLP and SLI acquisitions. As a percentage of net sales, selling, general and administrative expenses increased from 15.4% for the year ended December 1, 1996 to 19.8% for Fiscal 1997, primarily as a result of the impact of the PLP and SLI acquisitions. The Company's strategy is to decrease selling, general and administrative expenses attributable to the acquired companies through restructuring plans which are currently being implemented.

     Restructuring costs. During Fiscal 1997, the Company approved a restructuring plan which resulted in a non-recurring charge of $5.1 million. The restructuring plan was put into effect to consolidate certain operations, reduce operating cost structures and improve future operating results. The provision relates to the consolidation of certain North American and European operations and includes costs associated with the excess of net book value over estimated recoverable value for certain assets, severance payments and the probable closure of certain facilities or transfer of certain assets. The Company believes this restructuring, along with restructuring plans developed and accrued at the time of the acquisition of SLI, will improve the integration of SLI into the Company. See Note 8 of Notes to the Company's Consolidated Financial Statements.

     Interest expense, net. Interest expense, net, increased from $301,000 for the year ended December 1, 1996 to $1,156,000 for Fiscal 1997, primarily as a result of the bank financing in connection with the acquisition of SLI. Interest income of approximately $4.1 million was generated in Fiscal 1997, primarily from the investment of $98.3 million in proceeds from the Company's public offering completed in October 1996. A portion of these proceeds was used during the year for the PLP and SLI acquisitions ($65.0 million), the repurchase of Common Stock ($8.7 million) and for other capital expenditures.

     Other income. Other income increased from $1,294,000 in the year ended December 1, 1996 to $2,326,000 in Fiscal 1997. This increase included a $985,000 gain from the sale by CML Fiberoptics to Schott Corporation ("Schott") of a 49% interest in a newly-created entity, Schott-CML Fiberoptics, LLC, to which CML Fiberoptics had contributed substantially all of its assets. See
"Business -- Joint Venture." The remainder of the increase and substantially all of the remaining balance of other income for Fiscal 1997 was the result of recording the effects of foreign exchange transactions.

     Income before income taxes. As a result of the above factors, income before provision for income taxes increased from $19.5 million for the year ended December 1, 1996 to $28.5 million for Fiscal 1997. As a percentage of net sales, income before provision for income taxes decreased from 20.7% for the year ended December 1, 1996 to 8.6% for Fiscal 1997.

     Income taxes. For Fiscal 1997, the Company recorded a tax provision of $7.6 million on pre-tax income of $28.5 million, for an effective rate of 26.6%, compared to a tax provision of $6.0 million on pre-tax income of $19.5 million, for an effective rate of 31.0%, for the year ended December 1, 1996. The lower effective tax rate in Fiscal 1997 was due to the impact of income in countries with effective tax rates lower than those in the U.S. and realization of tax attributes, including net operating loss carry forwards, attributable to the acquisition of SLI. An effective tax rate lower than the U.S. statutory effective tax rate is expected to continue for several years due to the significant international operations of the Company. See Note 5 of Notes to the Company's Consolidated Financial Statements.

  Year ended December 1, 1996 compared to year ended December 3, 1995

     Net sales. Net sales increased from $57.4 million for the year ended December 3, 1995 to $94.2 million for the year ended December 1, 1996. This increase in sales was primarily attributable to the impact of the Prior Acquisitions, growth in market share and continued customer development. The Prior Acquisitions accounted for $29.8 million of the increase in net sales. A number of the Company's Prior Acquisitions were not included in the operations of the Company for the year ended December 3, 1995.

     Gross margin. Gross margin increased from $20.7 million for the year ended December 3, 1995 to $33.0 million for the year ended December 1, 1996, due primarily to the increase in sales volume resulting from the Prior Acquisitions. Gross margin, as a percentage of net sales, decreased from 36.0% for the year ended December 3, 1995 to 35.5% for the year ended December 1, 1996, due to a change in product mix and the impact of lower margins at the companies acquired in the Prior Acquisitions.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased from $8.5 million for the year ended December 3, 1995 to $14.6 million for the year ended December 1, 1996. This increase was largely due to the impact of the Prior Acquisitions. As a percentage of net sales, selling, general and administrative expenses increased from 14.7% for the year ended December 3, 1995 to 15.4% for the year ended December 1, 1996, primarily as a result of the impact of the Prior Acquisitions.

     Interest expense, net. Interest expense, net, decreased from $803,000 for the year ended December 3, 1995 to $301,000 for the year ended December 1, 1996, primarily as a result of the reduction of outstanding debt in June 1995 from the application of a portion of the net proceeds from the Company's initial public offering and cash flow from operations. This reduction in debt was offset by new debt incurred to finance certain acquisitions. Interest income of approximately $600,000 was generated from the investment of the proceeds from the public offering completed in October 1996.

     Other income. Other income increased from $47,000 for the year ended December 3, 1995 to $1,294,000 for the year ended December 1, 1996. Substantially all of this increase in income resulted from recording the effects of foreign exchange transactions. The Company made yen-denominated borrowings at favorable interest rates, which debt was marked to market at the existing exchange rates as of the reporting dates, and resulted in an unrealized gain of $440,000 in the year ended December 1, 1996.

     Income before income taxes. As a result of the above factors, income before provision for income taxes increased from $11.5 million for the year ended December 3, 1995 to $19.5 million for the year ended December 1, 1996. As a percentage of net sales, income before provision for income taxes increased from 20.0% for the year ended December 3, 1995 to 20.7% for the year ended December 1, 1996.

     Income taxes. For the year ended December 1, 1996, the Company recorded a tax provision of $6.0 million on pre-tax income of $19.5 million, for an effective rate of 31%, compared to a tax provision of $3.0 million on pre-tax income of $11.5 million, for an effective rate of 26%, for the year ended December 3, 1995. The higher tax rate for the year ended December 1, 1996 was due to the increase in pre-tax income generated in countries with tax rates higher than those for the U.S.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's major uses of cash have historically been for acquisitions, working capital to support sales growth and ongoing capital expenditures. Sources of cash have typically included operating cash flow, bank borrowings and proceeds from the sale of Common Stock. In October 1996, the Company completed a public offering pursuant to which the Company issued and sold 5,287,125 shares of its Common Stock and received net proceeds of approximately $98.3 million. The Company used the net proceeds from such offering to reduce debt, and to expand its manufacturing infrastructure primarily through acquisitions and capital expenditures.

     As of November 30, 1997, the Company's cash on hand was $73.4 million. For Fiscal 1997, net cash provided by operating activities was $31.7 million and cash used in investing activities totaled $189.3 million. The investing activities primarily included (i) the Bruckner and Power Lighting Products acquisitions in connection with which the Company paid an aggregate amount of approximately $25.0 million and (ii) the SLI acquisition in connection with which the Company paid approximately $161.5 million. Net cash provided by financing activities in Fiscal 1997 aggregated $121.9 million, which included $132.4 million in borrowings under the Company's credit facilities net of, among other things, repurchases of Common Stock totaling $8.7 million.

     In connection with the acquisition of SLI, the Company entered into a new bank financing agreement. The agreement provides for a $250.0 million revolving credit facility, which includes (i) a $50.0 million foreign currency facility and (ii) a $15.0 million letter of credit facility. These credit facilities mature on August 30, 2002. The Company used $40.0 million of internal cash on hand and borrowed approximately $121.5 million under the revolving credit facility to finance the acquisition of SLI. Additionally, the Company borrowed approximately $61.9 million under the revolving credit facility to refinance indebtedness of the Company and certain of its subsidiaries and to pay various expenses incurred in connection with the acquisition of SLI. As of November 30, 1997, the Company had available borrowings of approximately $66.6 million under the revolving credit facility, and the face amount of letters of credit issued and outstanding under the revolving credit facility totaled approximately $3.4 million. See "Description of Certain Indebtedness" and Note 1 of Notes to the Company's Consolidated Financial Statements.

     Subsequent to Fiscal 1997, the Company has acquired a lighting company engaged in the manufacture of lamps for $25 million. The cash was provided by the Company's revolving credit facility and operating cash flow. The Company is currently negotiating for the purchase of two additional lighting companies which, if consummated, will cost, an aggregate of approximately $9 million in the aggregate. In addition, the Company has entered into an agreement to purchase the remaining outstanding shares of capital stock of Electro Mag for 375,000 shares of the Company's Common Stock.

     The Company conducts business in countries outside of the United States which exposes the Company to fluctuations in foreign currency exchange rates. The Company may enter into short-term forward exchange contracts to hedge this risk; nevertheless, fluctuations in foreign currency exchange rates could have an adverse effect on the Company's business. The Company does not hold or issue financial instruments for trading or speculative purposes.

     The Company believes that the proceeds to be received by it from the Offering, cash from operations and borrowings available under the Company's revolving credit facility will be sufficient to meet the Company's working capital and capital expenditure needs for the foreseeable future.

NET OPERATING LOSS CARRY FORWARDS

     SLI had net operating loss ("NOL") carryforwards for tax purposes of approximately $135,977,000 at November 30, 1997, of which approximately $37,900,000 expire through 2007 and $98,077,000 do not expire. Approximately 25% of these NOL carryforwards relate to operations in France (which expire through 2002), approximately 25% relate to operations in Belgium (which do not expire) and the remaining NOL carryforwards relate to operations in various other tax jurisdictions outside the United States.

SEASONALITY

     As a result of the acquisition of SLI, it is expected that the Company's operations will experience certain seasonal patterns. Generally, SLI's sales have been highest in the fourth quarter of each year due to abbreviated daylight hours and increased holiday light usage.

IMPACT OF YEAR 2000

     The year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     Based on a recent assessment, the Company determined that it will be required to modify or replace portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company presently believes that with modifications to existing software and conversions to new software, the year 2000 issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed in a timely manner, the year 2000 issue could have a material impact on the operations of the Company.

     The Company will utilize both internal and external resources to reprogram or replace and test the software for the year 2000 modifications. The Company anticipates completing the year 2000 project no later than December 31, 1998, which is prior to any anticipated impact on its operating systems. The total cost of the year 2000 project is estimated at $3.3 million and is anticipated to be funded through the Company's operating cash flows.

     The costs of the project and the date on which the Company believes it will complete the year 2000 modifications are based on management's best estimates, which were derived by utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no assurance that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

     The Company is communicating with customers, suppliers, financial institutions and other vendors with which it does business to coordinate year 2000 conversion efforts. The ability of third parties with whom the Company transacts business to adequately address their year 2000 issues is outside the Company's control. There can be no assurance that the failure of such third parties to adequately address their respective year 2000 issues will not have a material adverse effect on the Company's business, financial condition, cash flows and results of operations.

                                    BUSINESS

GENERAL

     The Company believes that it is one of the six largest full-line lighting companies in the world and one of only three major international producers offering lamps, fixtures and ballasts. Primarily through its acquisition-based growth strategy, the Company has developed from a specialized U.S. manufacturer and supplier of neon lamps and miniature lighting products into one of the world's largest vertically integrated manufacturers and suppliers of lighting systems to the industrial, commercial and consumer markets. The Company has completed 14 acquisitions since 1992 as part of its growth strategy, with its two most significant acquisitions being consummated in Fiscal 1997. In January 1997, the Company significantly expanded its operations with the acquisition of Power Lighting Products, a manufacturer and supplier of lighting ballasts and in September 1997, the Company completed the purchase of SLI, the third largest lighting company in Europe and a major global lighting company, which sells a variety of products under recognized brand names, including Sylvania.

     Primarily as a result of the Company's acquisition strategy, net sales increased from $57.4 million for the year ended December 3, 1995 to $330 million for Fiscal 1997. In addition, operating income increased from $12.2 million to $27.4 million over the same period. For Fiscal 1997, on a pro forma basis after giving effect to the PLP and SLI acquisitions, the Company's net sales and operating income would have been $755.4 million and $41.6 million, respectively. In addition, for Fiscal 1997, on a pro forma basis after giving effect to the PLP and SLI acquisitions, approximately 81% and 79% of the Company's net sales and operating income, respectively, would have been derived from operations outside the United States.

     With the addition of SLI, the Company is able to offer a complete range of lighting products throughout the world. The Company's product categories include lamps, fixtures, miniature lighting assemblies and ballasts. The lamp products produced by the Company include incandescent, fluorescent, compact fluorescent, HID, halogen, and special and miniature lamps. The Company's commercial and industrial fixture lines consist primarily of fluorescent ceiling mounted fixtures; its accent and decorative fixture lines range from simple downlights and spotlights to high performance lighting fixtures for art galleries and museums. Miniature lighting assemblies manufactured by the Company are used in various product applications, including automobile message centers, and aviation and telecommunications status arrays. Magnetic and electronic ballasts designed and manufactured by the Company supply power to start and operate fluorescent and HID lamps and signage products (neon displays).

     The Company's strategy is to operate as a vertically integrated manufacturer providing "one stop" lighting solutions for its customers' lighting requirements by offering both discrete lighting components and value-added integrated products. Through its acquisition of SLI, as well as several niche businesses, the Company is able to offer its global customers extensive design, engineering and manufacturing capabilities, while at the same time providing local, responsive service. The Company has 26 manufacturing facilities, as well as sales offices and distribution facilities, in more than 30 countries. The Company's customers include wholesalers, OEMs, retailers, architects, designers and contractors.

GROWTH STRATEGY

     The Company believes that it is well positioned to continue its growth internally and through acquisitions. Management believes that its industry knowledge, experience consummating and integrating acquisitions and its access to capital will facilitate the Company's external growth through future acquisitions both domestically and internationally. Internal growth is expected to be driven by (i) increasing sales to existing and new customers, (ii) introducing new technologies and (iii) continuing to diversify geographic operations.

     Pursue Complementary Acquisitions. The Company plans to continue to use strategic acquisitions and alliances to effect its vertical and horizontal integration strategies. Acquisitions are selected based upon their potential to
(i) augment the Company's technology, engineering and design capabilities, (ii) broaden its product offering, (iii) provide additional manufacturing facilities,
(iv) access global markets, and/or (v) effect cost reduction opportunities and other operational synergies. For example, the acquisition of SLI, a large user of ballasts with no ballast manufacturing capability, is expected to produce significant synergistic effects for the Company and its Power Lighting Products subsidiary, a major producer of ballasts. The Company believes that its extensive knowledge of the lighting industry, combined with its experience in consummating numerous acquisitions and its access to capital, provides an important competitive advantage in identifying domestic and international acquisition opportunities and integrating the acquired operations into the Company. Further, because of the fragmented nature of many sectors of the lighting industry, the Company believes that there are many opportunities available for future acquisitions.

     Increase Sales to Existing and New Customers. The Company focuses on expanding its markets by designing, developing and marketing "one stop" lighting solutions, a strategy through which the Company seeks to capitalize on cross selling opportunities between customers of existing and acquired businesses. The Company seeks to use its global distribution networks and recognized brand names, including Sylvania (outside the United States, Canada, Mexico and Puerto
Rico) Alba, Claude, Linolite, Concord and Lumiance to help sell and market the Company's domestic products overseas. Moreover, the Company's international operations have broad product lines of consumer and industrial lamps and fixtures which the Company plans to market domestically. In addition, the Company plans to aggressively market complementary products such as ballasts which can be offered with linear and compact fluorescent and HID lighting products manufactured by SLI.

     Introduce New Lighting Technologies. Through the introduction of new lighting technologies, the Company has been able to participate in the high growth and high margin segment of the lighting market. Because lighting products and the related manufacturing technology are becoming increasingly sophisticated, the Company has sought to enhance its technological capabilities in order to fulfill its customers' outsourcing and "just-in-time" requirements and adjust to shifts in demand. Through the acquisition of various niche businesses operating within the lighting industry, the Company's technological expertise has expanded, thus enabling it to manufacture more sophisticated products. As a result of its technical know-how, the Company believes that it can expand its business by developing new products and enter new niche markets in which it can be one of a few leading suppliers. For example, the Company is currently exploring opportunities for the development and integration of fiber optic products for the automotive, aviation and consumer markets.

     Diversify Geographic Operations. An important element of the Company's growth strategy is to continue to establish manufacturing operations in areas of high customer density or where manufacturing efficiencies can be realized. The Company's operations are currently located in the Americas, Europe, Australia and, to a lesser extent, Asia. The Company intends to continue to selectively expand its operations internationally to better serve its existing customers and to develop new customers.

OPERATING STRATEGY

     The Company's operating strategy is designed to enhance the Company's international position as a leading designer, manufacturer and supplier of lighting products, while at the same time increasing profitability through (i) continued vertical integration and automation, (ii) improved operating efficiencies, and (iii) continued focus on responsiveness and superior product quality.

     Continue Vertical Integration and Automation. The Company intends to continue to vertically integrate its operations by broadening the range of components which it manufactures and uses in its lighting products. The Company's ability to manufacture a wide array of components facilitates the production of more complex, value-added lighting products, which generally have higher average selling prices per unit and higher margins than discrete lighting components. The Company intends to further increase its manufacturing capabilities and continue to expand the automation at its facilities in order to increase production and reduce production costs.

     Improve Operating Efficiencies. The Company has realized cost savings in connection with the integration of its acquired businesses. Cost reduction initiatives have included the consolidation of certain administrative functions, vertical integration with existing operations and leveraging of combined purchasing power. The Company has also adjusted the product mix manufactured by certain acquired companies in an effort to improve profitability, although in certain cases such actions have had the short-term effect of reducing the net sales of such acquired companies. Given that these recently acquired businesses have been operating at significantly lower margins than the Company's base business, these acquisitions have resulted in temporary contraction of consolidated margins. Management believes that the recent acquisition of SLI, with its extensive geographical and physical infrastructure of manufacturing, sales and distribution facilities, provides a significant opportunity to improve operating efficiencies.

     Focus on Responsiveness and Quality. The Company's ability to conceive, design and engineer new products in a short period of time is a significant competitive advantage. Management has developed "Competency Centers" within its manufacturing facilities to optimize the expertise of the Company's design, engineering, manufacturing and technical sales support teams. In addition, the Company has developed technology to monitor and control its production performance. As a result of various quality initiatives, the Company has achieved a preferred supplier designation for its miniature lighting products from several of its OEM customers, including Q-1 certification from Ford Motor Company and a Quality Excellence award from Chrysler Corp. In addition, certain of the Company's facilities have received QS-9000, ISO 9001 and Euro-Net ISO 9000 and 9001 certifications.

ACQUISITIONS

     The following table sets forth the acquisitions which have been consummated by the Company since October 1992 and prior to November 30, 1997:

                                    DATE OF
BUSINESS                          ACQUISITION         TYPE OF OPERATION             LOCATION
--------                         --------------  ----------------------------  ------------------
Chicago Miniature Lamp, Inc....  October 1992    Supplier of miniature         Buffalo Grove,
                                                 lighting
  (CML-Delaware)(a)                              components                    Illinois, USA
Glolite Sales, Ltd.............  April 1993      Manufacturer of miniature     Pauls Valley,
                                                 neon and incandescent bulb    Oklahoma, USA
                                                 and string lighting products
Industrial Devices, Inc.         May 1994        Designer and manufacturer of  Hackensack,
  (IDI)........................                  miniature lighting products   New Jersey, USA
Plastomer, Inc.................  March 1995      Manufacturer and supplier of  Barrie, Ontario,
  (CML Canada)                                   miniature lighting            Canada
                                                 assemblies and bulb sockets
Fredon Industrial..............  August 1995     Manufacturer of machine       Newton,
  Development, Inc. (Fredon)                     tools and dies                New Jersey, USA
STT Holdings Limited...........  November 1995   Engineer and designer of      Byfleet, Surrey,
  (Badalex)(b)                                   lamp-making equipment         United Kingdom
Electro Fiberoptics, Inc.......  December 1995   Manufacturer of fiber optic   Marlborough,
  (CML Fiberoptics)                              lighting products             Massachusetts, USA
Phoenix Lighting (U.K.)          December 1995   Manufacturer of halogen and   Coalville,
  Limited (CML Europe).........                  specialty lamps               Leicestershire,
                                                                               United Kingdom
W. Albrecht GmbH u. Co. KG.....  May 1996        Manufacturer of miniature     Bamberg,
  (Alba)(c)                                      lighting products             Germany
Gustav Bruckner GmbH...........  January 1997    Engineer, designer and        Coburg,
  (Bruckner)                                     manufacturer of automated     Germany
                                                 lamp-making equipment
Valmont Electric, Inc..........  January 1997    Manufacturer of magnetic      El Paso,
  (Power Lighting Products)                      and electronic ballasts       Texas, USA
Sylvania Lighting..............  September 1997  Designer and manufacturer of  Haarlem,
  International, B.V. (SLI)                      integrated lighting systems   Netherlands
                                                 including lamps and fixtures

                                    DATE OF
BUSINESS                          ACQUISITION         TYPE OF OPERATION             LOCATION
--------                         --------------  ----------------------------  ------------------
  Solium, Inc. (Solium)........  November 1997   Designer and manufacturer of  Randolph,
                                                 electronic ballasts           Massachusetts, USA

---------------

(a) In 1985, Mr. Frank Ward acquired all of the outstanding shares of capital stock of Xenell, which had been engaged primarily in the business of manufacturing neon lighting bulbs and assemblies since 1976. Mr. Ward caused Chicago Miniature Lamp, Inc., an Oklahoma corporation ("CML") to be organized in October 1992 for the purpose of acquiring Chicago Miniature Lamp, Inc., a Delaware corporation ("CML-Delaware"). From 1992 to 1993, CML and Xenell were under the common control of Mr. Ward and effective January 4, 1994, Xenell was merged into CML.
(b) The Company acquired substantially all of the assets of (i) STT Holdings Limited, which included two of its subsidiaries (STT Badalex Limited and STI Lighting Limited), and (ii) PRT Shipping Limited.
(c) In connection with the Alba acquisition, the Company acquired (i) W. Albrecht GmbH u. Co. KG ("Alba-Germany"), (ii) Alba Light Design GmbH ("Alba-Light Design"), (iii) Alba Lamps, Inc. ("Alba-USA"), and (iv) certain other affiliated entities. The Company also acquired a majority interest in A&S Electric, spol.s.r.o. ("Alba-CZ") and Alba Technology (M) Sdn. Bhd. ("Alba-Malaysia").

     Subsequent to Fiscal 1997, the Company (i) has acquired a lighting company engaged in the manufacture of lamps for $25 million, (ii) has entered into an agreement to acquire the remaining outstanding capital stock of Electro-Mag for 375,000 shares of Common Stock of the Company, (iii) has entered into a letter of intent to acquire a manufacturer of miniature lamps for approximately $2 million and (iv) is negotiating to purchase another lighting company for approximately $7 million.

INDUSTRY OVERVIEW

     The lighting industry is a large, mature market, which is characterized by the long life cycle of its lighting products. The global lighting industry consists of many firms, ranging from large, multinational, multiproduct, publicly owned companies to small, single-product, private firms. The industry includes three dominant firms, General Electric, Osram and Philips. While these three companies are active in all of the major sectors of the global lighting industry, concentration levels vary by sector and region. The lamp market is highly concentrated whereas the fixture and miniature lighting markets are highly fragmented. The ballast market is concentrated and consists of several large companies including Power Lighting Products. Smaller firms have found or created niches in certain markets which have been defined by specific competencies, technologies or differentiated products. Some specialized areas, such as normal line voltage halogens, compact fluorescents and metal halides, have recently experienced a rapid rate of growth.

     The lamp market, which is estimated at approximately $7.6 billion annually, is relatively stable because much of the demand is generated by replacement needs. Management believes that trends toward more efficient, longer life lamps will continue to reduce the absolute number of units sold but that increases in the average price per unit are expected to more than offset the decline and result in overall growth of the market. Increased usage and applications will depend largely on economic growth, especially housing starts and new vehicle sales. However, economic development in areas such as Eastern Europe and Central and South America is expected to provide accelerated growth opportunities. Aggregate sales of lamps have demonstrated moderate cyclicality and seasonality. The fourth quarter tends to be the industry's strongest demand period, given abbreviated daylight hours and increased holiday light usage.

     The fixture market, which is estimated at approximately $14.0 billion annually, is highly fragmented since barriers to entry to the market are low in comparison to the lamp manufacturing business. A large number of suppliers are active in certain segments of the market, where they offer products for specific applications. However, several companies offer a complete range of interior, exterior and display and decorative fixtures for commercial and industrial applications. Competition is based primarily on product design, quality, brand recognition and distribution outlets. Interior fixtures constitute the largest part of the fixture market, followed by exterior fixtures and display and decorative fixtures. Interior fixture applications include offices, department stores, shops, hotels, schools, factories and warehouses. Exterior fixtures include all types of fixtures used in professional outdoor applications such as street lighting, amenity and public lighting, port, tunnels and security lighting. The display and decorative fixtures market includes applications for shop window displays and other public buildings. Continued demand will be dependent upon economic growth, especially industrial and commercial construction. As with lamps, economic development in Eastern Europe and Central and South America is expected to provide accelerated growth opportunities.

     The miniature lighting market exhibits slow product obsolescence, stable underlying demand and moderate growth. Purchasers for miniature lighting assemblies are primarily OEMs in the automotive, electronics and communications, appliance and aviation industries, whose products require a wide variety of illumination and status indicators. Miniature lamps are inserted in lighting assemblies that may be used in circuit board and panel mount applications that can be incorporated into a wide variety of OEM products. There has been increased acceptance by OEMs of the use of lighting manufacturers for the production of miniature lighting assemblies. Many OEMs have adopted and are becoming increasingly reliant upon the outsourcing of customized assemblies, and the Company believes that this trend will continue as OEMs attempt to (i) reduce time to market, (ii) reduce capital investment, (iii) gain access to leading technological solutions, and (iv) improve inventory management.

     The ballast market is estimated at approximately $3.2 billion annually and is experiencing growth due to an increasing need to conserve energy, better luminescence output, increased lamp life and less color shift. Ballasts are used to supply power to start and operate fluorescent, compact fluorescent and HID lamps and signage products.

     Management believes that the following trends may also lead to increased global use of lighting products: (i) increased lighting usage by manufacturing and service companies, operating overtime or second and third shifts, (ii) development of more energy-efficient and user-friendly lamps, despite an increase in cost, and (iii) increased demand by developing countries, including Eastern Europe, Central and South America and Asia, for lighting products.

PRODUCTS AND MARKETS

     Prior to 1997, nearly two-thirds of the Company's net sales were attributable to miniature lighting assemblies, with miniature discrete bulbs and LEDs accounting for the bulk of the remainder. The Company's product category profile has changed significantly with the addition of PLP and SLI. The following table sets forth the percentage of net sales by product category for Fiscal 1996 and Fiscal 1997 on a pro forma basis after giving effect to the PLP and SLI acquisitions.

                                                                          YEAR ENDED
                                                              -----------------------------------
PRODUCT                                                       12/01/96    11/30/97     11/30/97
-------                                                       --------    --------    -----------
                                                              (ACTUAL)    (ACTUAL)    (PRO FORMA)
Lamps.......................................................     27%         38%           52%
Fixtures....................................................     --          15            24
Miniature Lighting Assemblies...............................     59          21             9
Ballasts....................................................     --          23            12
Other.......................................................     14           3             3
                                                                ---         ---           ---
          Total.............................................    100%        100%          100%
                                                                ===         ===           ===

     The Company's manufacturing and developmental activities are focused as follows:

          Lamps. The Company intends to continue to address the market's demands for affordable, energy-efficient lamps with longer life cycles. In this regard, the Company has produced and is continuing to develop, among other lighting products, (i) compact fluorescent lamps with novel features and performance characteristics, (ii) tungsten halogen lamps using line voltage, which have the capability of replacing standard incandescent lamps, (iii) twin-arc high pressure sodium ("SHP") and mercury-free SHP lamps for general lighting as well as special applications such as film and theater use, (iv) triphosphor fluorescent lamps with improved lumen maintenance, and (v) metal halide lamps that combine energy efficient illumination, long lamp life, excellent color rendition and compact lamp size. Through the introduction of a new range of "high voltage" halogen reflector lamps, known as "Hi-

     Spot," which has been supplemented with a miniature 50 millimeter line voltage lamp, SLI has demonstrated leadership in product development in this area.

          Fixtures. Trend setting accent fixtures track both the requirements of the marketplace and the emergence of new concept lamps, notably line voltage halogen, metal halide and compact fluorescents. New fixture development by the Company has been launched in response to new legislation requiring low glare in the area of visual display units, as well as lower wattage per square meter of illuminated surface. In addition, the Company intends to continue to focus its efforts on providing industrial and commercial lighting fixtures that will meet the changing performance and aesthetic requirements of its customers.

          Miniature Lighting Assemblies. The Company's miniature lighting assemblies are used mainly as visual fault or status indicators. Because of competition and rapid technological change, the Company believes that many OEMs are motivated to work with lighting manufacturers, such as the Company, in order to gain access to advanced manufacturing facilities without an increase in their overall capital requirements.

          Ballasts. Magnetic and electronic ballasts supply power to start and operate fluorescent, compact fluorescent and HID lamps and signage products. Patented technology acquired by the Company in connection with the acquisition of Solium in Fiscal 1997 has provided the Company with new three way switching and dimming capabilities for its fluorescent lamps. It is expected that a substantial portion of the ballasts produced by Power Lighting Products will be used by SLI.

     The Company sells its products under a variety of brand names in over 30 countries. Its flagship brand, Sylvania, is one of the world's leading lighting brands and covers a full line of lamps, industrial and commercial fixtures, and specialty products. Other lamp and fixture lines include Concord, architectural and display lighting; Claude, consumer and industrial and commercial lamps and fixtures; Lumiance, display lighting fixtures; Linolite, residential and commercial task lighting fixtures; and Le Dauphin, high fashion table fixtures. Ballasts are sold under the Power Lighting Products brand label. Miniature lighting assemblies are sold under the Chicago Miniature Lamp and Alba labels. While the Company generally sells its products under its own brand names, it also sells under its customers' private brand labels, a practice which is common in the retail sector. The Company also sells its products to other lighting companies under such companies' brand labels.

CUSTOMERS

     The Company's customer profile has also changed significantly since the acquisition of SLI. The Company's customers currently include wholesalers, OEMs, retailers, architects, designers and contractors whereas, prior to the PLP and SLI acquisitions, the Company's primary customers for its miniature lighting products were distributors and OEMs in the electronics and communications, automotive, appliance and aviation industries. For Fiscal 1997, on a pro forma basis after giving effect to the PLP and SLI acquisitions, the Company's main customer base for lamps and industrial and commercial fixtures was the wholesale channel (approximately 50% of the Company's revenue, of which more than 5% was through international electrical wholesalers such as Rexel, Sonepar and Hagemeyer). The retail market for lamps is characterized by a small number of large customers which contributes to competitive and pricing pressure from suppliers located in the Pacific Rim, especially in compact fluorescent lamps, which provide an attractive combination of high unit price and low freight cost. The professional installer market is important to the Company for lamps and accent fixture products. These products, which the Company sells under the Concord and Lumiance brands, are often designed pursuant to customer specifications. The Company does not believe that any one customer accounted for more than 5% of net sales in Fiscal 1997.

MANUFACTURING

     The Company has 26 manufacturing facilities in 13 countries, including 4 facilities in the U.S. The manufacturing operations of the Company are vertically integrated through design, engineering, manufacturing, assembly and sales. This integration enables the Company to control product cost more effectively, helps ensure quality and allows the Company to offer its customers a wide array of products and services. The

Company's manufacturing capabilities include lamp forming and cutting, socket manufacturing, glass and plastic fiber drawing, lamp equipment manufacturing, plastic injection molding, and the production of complex molds and dies, as well as various assembly operations. In Fiscal 1997, on a pro forma basis after giving effect to the PLP and SLI acquisitions, the Company manufactured approximately 90% of the products sold.

     The Company's manufacturing operations are based on a number of "Competency Centers." The production activities of each manufacturing facility are generally specialized in the manufacturing of a particular line of related lighting products. For example, the Company produces fluorescent lamps in Germany, accent fixtures in the United Kingdom, ballasts in Texas, U.S.A., and miniature lighting products in New Jersey, U.S.A. The design, engineering, manufacturing and technical support sales teams associated with each product line are located at the related manufacturing facility.

     The Company has specialized design and engineering capabilities which it uses to improve its manufacturing process by automating single, labor intensive operations within a product assembly line, as well as automating entire product assembly lines. Most of the Company's automated manufacturing equipment is custom designed by its own engineers. The Company fabricates most of its own equipment and many parts are machined in-house and customized to perform specific functions. The Company develops and uses automated material handling, testing and packaging systems and has automated the manufacture of its various lamps, fixtures and miniature lighting assemblies. By automating its operations, the Company has been able to reduce its manufacturing costs, thereby enabling it to be competitive with many products produced worldwide.

     For Fiscal 1997, on a pro forma basis after giving effect to the PLP and SLI acquisitions, the Company purchased approximately 90% of its incandescent glass shells from Emgo, in which Philips and Osram are participants, and approximately 80% of its fluorescent glass tubing from Osram in each case pursuant to long term agreements. The Company purchases certain of its other raw materials, including plastic, metals, glass, copper, filaments, gases, electrodes, electronic components, wire and resistors for use in the manufacture of lamps, fixtures, ballasts and miniature lighting assemblies. All such raw materials are readily available and are generally purchased from a variety of independent, non-competing suppliers. All LEDs used by the Company in its miniature lighting assemblies are currently imported from the Pacific Rim. The Company intends to equip a facility for, or to acquire a business primarily engaged in, the production of LEDs; however, there is no assurance that either event will occur. Any interruption in the supply of incandescent glass shells, fluorescent glass tubing, LEDs or significant fluctuations in the prices of other raw materials could have an adverse effect on the Company's operations.

RESEARCH AND DEVELOPMENT

     As a result of the acquisition of SLI, the Company's research and development expenditures increased to $1,926,000 for Fiscal 1997. On a pro forma basis after giving effect to the PLP and SLI acquisitions, the Company's research and development expenditures would have been $9,268,000 for Fiscal 1997. SLI's research and development, in recent years, has been focused on product and process innovation, applying tested lighting technologies, rather than in the exploration of new lighting techniques. Much of SLI's focus has been directed toward improvements in material science to improve lamp photometric performance, energy-efficiency and miniaturization as well as to lengthen the life of its products and reduce or eliminate the use of environmentally hazardous materials. Through a technical agreement, in effect from January 1993 to September 1997, SLI was entitled to royalty-free use of Osram's worldwide intellectual property including patents, research and development, product and process know-how for use outside the United States, Canada, Mexico and Puerto Rico. The agreement provides that, commencing in September 1997, SLI no longer has the right to receive new Osram technology and know-how although SLI continues to have the right to use all of the information and know-how acquired up to 1997 within its existing business outside the United States, Canada, Mexico and Puerto Rico. This restriction does not prohibit the Company from selling a broad range of lighting products, which are not dependent upon Osram technology, in such areas. Certain of the Company's competitors are significantly larger than the Company and devote a substantial amount of money to research and development.

SALES AND MARKETING

     The Company sells its lighting products through a direct sales force, sales representatives and distribution companies. The Company currently employs approximately 1,021 people in sales and marketing, with 674 in Europe, 124 in the U.S., 97 in Australia, 80 in Central and South America and 46 in Asia. In addition, the Company's sales force is augmented with independent sales representative organizations, with approximately 677 sales people responsible for sales in designated geographic territories in the United States, Canada and Europe.

     The Company advertises in most major electronic and electrical trade publications. To help ensure positive results of its advertising programs, the Company has developed a lead fulfillment and tracking program that monitors opportunities for the internal sales force, the sales representatives and distributors. The Company also publishes a full-line of catalog/data books and CD-ROMs for use by its customers.

INTERNATIONAL OPERATIONS

     Approximately 61% and 69% of the Company's net sales and operating income, respectively, for Fiscal 1997 were derived from outside the United States. On a pro forma basis after giving effect to the PLP and SLI acquisitions, approximately 81% and 79% of the Company's net sales and operating income, respectively, would have been derived from operations outside the United States. The Company currently operates in more than 30 countries located in the Americas, Europe, Australia and Asia. As a result of its foreign sales and facilities, the Company's operations are subject to the risks of doing business internationally.

                                                                   YEAR ENDED             PRO FORMA
                                                         ------------------------------   YEAR ENDED
                                                         12/03/95   12/01/96   11/30/97    11/30/97
                                                         --------   --------   --------   ----------
                                                                       (IN THOUSANDS)
Net Sales:
  United States........................................  $44,340    $ 49,843   $129,120    $144,611
  Canada...............................................    7,064      13,084     14,605      14,605
  Europe...............................................       --      22,801    135,719     435,673
  Asia/Pacific.........................................       --          --     15,621      59,552
  Central and South America............................    5,998       8,443     34,894     100,923
                                                         -------    --------   --------    --------
          Total........................................  $57,402    $ 94,171   $329,959    $755,364
                                                         =======    ========   ========    ========
Operating Income:
  United States........................................  $ 9,034    $  7,038   $  8,582    $  8,554
  Canada...............................................      707       2,683      3,039       3,039
  Europe...............................................       --       4,574      6,880      15,876
  Asia/Pacific.........................................       --          --      1,145       2,218
  Central and South America............................    2,473       4,177      7,716      11,918
                                                         -------    --------   --------    --------
          Total........................................  $12,214    $ 18,472   $ 27,362    $ 41,605
                                                         =======    ========   ========    ========
Identifiable Assets(a):
  United States........................................  $30,560    $ 41,255   $107,228    $107,228
  Canada...............................................    9,429       9,887     10,459      10,459
  Europe...............................................   10,287      50,080    429,418     429,418
  Asia/Pacific.........................................       --          --     32,602      32,602
  Central and South America............................    7,104      11,314     51,405      51,405
                                                         -------    --------   --------    --------
          Total........................................  $57,380    $112,536   $631,112    $631,112
                                                         =======    ========   ========    ========

---------------

(a) At December 3, 1995, December 1, 1996 and November 30, 1997.

THE PLP AND SLI ACQUISITIONS

     Power Lighting Products. On January 30, 1997, the Company consummated the purchase of all of the outstanding capital stock of Power Lighting Products. Power Lighting Products is a manufacturer of magnetic and electronic ballasts for the linear and compact fluorescent, sign and HID lighting markets. The purchase price was approximately $22 million which was paid using cash proceeds from the Company's public offering completed in October 1996.

     Power Lighting Products was established in 1987 when Valmont Industries, Inc. purchased the business and certain assets of the ballast division of General Electric. Power Lighting Products is currently a significant supplier of both magnetic and electronic ballasts with approximately a 10% share of a total U.S. market estimated at $900 million to $1 billion. Lighting ballasts (magnetic and electronic) supply power to start and operate linear and compact fluorescent, HID lamps and signage products (neon displays). Magnetic ballasts use an older and well established technology and have a lower initial cost than electronic ballasts. The Company believes that electronic ballasts are gaining market share, despite their higher initial cost, as they provide reduced energy consumption and longer lamp life. In addition, the Company believes that lighting retrofit projects driven by energy efficiency regulations and utility rebates have accelerated the increasing market share of electronic ballasts in recent years. Power Lighting Products also provides the Company with relationships with major OEMs. For Fiscal 1997, sales to OEMs accounted for approximately 60% of Power Lighting Products' sales. The remaining 40% of Power Lighting Products' sales in Fiscal 1997 were through electrical distributors (30%) and directly to the "Do-It-Yourself" retail store market (10%). The Company views Power Lighting Products' distribution channels as a major part of its future domestic marketing strategy as the Company continues to expand its range of products.

     SLI. In September 1997, the Company consummated the purchase of all of the outstanding shares of capital stock of SLI, a privately held company headquartered in Geneva, Switzerland for $161.5 million cash, financed with the Company's internal cash and borrowings under its revolving credit facility. SLI originally formed part of Sylvania Lighting, which has been in the business of producing lamps since 1900. GTE acquired the business in 1959, at which time Sylvania Lighting did business exclusively in the United States. Under GTE's ownership, Sylvania Lighting expanded into Europe in 1961, initially with its camera "flash cube" product. Between 1966 and 1985, GTE grew the worldwide operations of Sylvania Lighting, setting up plants in Central and South America between 1966 and 1979 and opening operations in Australia and Asia during the 1970's. In the 1980's, Sylvania Lighting made two acquisitions; Claude Lamp Company, a French lamp and fixture manufacturer, and Rotaflex Plc, a European fixture manufacturer. In 1993, GTE sold the international operations of Sylvania Lighting, excluding the North American business, to a group of private investors and sold the North American business, including the trademark Sylvania for use in the United States, Canada, Mexico and Puerto Rico, to Osram GmbH.

     SLI is an integrated designer and manufacturer of lighting systems which are comprised of lamps and fixtures. SLI manufactures and offers a wide range of lamps (incandescent, fluorescent, compact fluorescent, HID, halogen, and special lamps) and a substantially complete range of fixtures to meet the lighting needs of its customers, which include wholesalers, OEMs, retailers, architects, designers and contractors. SLI's product portfolio is sold under several brands, most notably the Sylvania name, for which SLI has rights in all regions with the exception of the United States, Canada, Mexico and Puerto Rico. SLI manufactures approximately 90% of all its product requirements in-house through 13 plants in nine countries; seven plants are in Europe, four are in Central and South America and two are in Australia. SLI conducts its operations in over 30 countries through sales and distribution facilities.

JOINT VENTURE

     In April 1997, the Company entered into an agreement with Schott to form Schott-CML Fiberoptics, owned 51% by the Company and 49% by Schott. Pursuant to the terms of the agreement, Schott has an option to buy additional shares which, if exercised, will result in each party having a 50% ownership interest. The purpose of the joint venture arrangement is to expand fiberoptic activities in North America. Schott, headquartered in Mainz, Germany, is one of the world's largest manufacturers of optical and technical glasses for commercial, industrial, scientific and consumer markets.

COMPETITION

     The industry in which the Company operates is highly competitive. Most of the Company's competitors offer products in some but not all of the markets served by the Company. The Company competes primarily on the basis of brand awareness, price, product quality, design and engineering, customer service and distribution strength. The lamp manufacturing industry is dominated by Philips, Osram and General Electric. The Company believes that it is the third largest lighting company in Europe, behind Philips and Osram. The fixture and miniature lighting assembly markets are highly fragmented with many suppliers. The ballast market is dominated by several large companies including Power Lighting Products. PLP's competitors in the ballast market include MagneTek, Advance Transformer (a division of Philips) and Motorola. Some of the Company's competitors have substantially greater resources than the Company.

ENVIRONMENTAL REGULATIONS

     The Company's operations are subject to federal, state, local and foreign laws and regulations relating to the storage, handling, generation, treatment, emission, release, discharge and disposal of certain substances and wastes. While the Company believes that it is currently in material compliance with these laws and regulations, there can be no assurance that the Company will not incur significant costs to remediate violations thereof or to comply with changes in existing laws and regulations (or the enforcement thereof). Such costs could have a material adverse effect on the Company's results of operations.

     The Company uses a radioactive gas in its manufacture of neon bulbs in the United States, and maintains a U.S. Nuclear Regulatory Commission license for the use of such gas. The Company must comply with federal, state and local regulations pertaining to the storage and discharge of radioactive materials. In view of the low dosage of radioactivity in the gas used, the requirements for compliance with these regulations do not, and the Company anticipates will not, have any material adverse effect upon its capital expenditures, results of operations or financial condition.

PATENTS, LICENSES AND TRADEMARKS

     The Company owns and has obtained licenses to various domestic and foreign patents, patent applications and trademarks related to its products, processes and business. While these patents and patent applications in the aggregate are important to the Company's competitive position, no single patent or patent application is material to the Company. The trademark Sylvania is owned by Osram-Sylvania, Inc. in the United States, Canada, Mexico and Puerto Rico and by the Company in all other jurisdictions where the name is registered.

EMPLOYEES

     As of November 30, 1997, the Company employed approximately 7,408 employees of whom 3,545 were employed in Europe, 591 in the U.S., 82 in Canada, 2,879 in Central and South America, 227 in Australia and 84 in Asia. Manufacturing and engineering operations employed 5,927 people, sales and marketing employed 1,021 people, and administration and finance employed 460 people. Union recognition and collective bargaining arrangements are in place in 8 countries (including the United States), covering a total of approximately 3,400 persons (144 in the United States). These agreements are with various labor unions and consortiums and expire at various dates. The Company experienced a three-week strike at its St. Etienne, France facility in 1997. Such strike did not materially effect SLI's operations and management believes that it generally has a good relationship with its unionized and non-unionized employees.

PROPERTIES

     At November 30, 1997, the Company's manufacturing operations were being carried on at the following locations:

LOCATION                             SQUARE FOOTAGE                 PRODUCT
--------                             --------------                 -------
UNITED STATES
Texas(a)...........................     108,000*      magnetic and electronic ballasts
Oklahoma(b)........................      30,000*      miniature neon lamps and assemblies
New Jersey(a)......................      59,200*      miniature lighting assemblies,
                                                      injection molding of housings and
                                                      lenses
New Jersey(b)......................       7,000*      molds, tool and die
CANADA
Ontario(b).........................      75,000*      socket and socket lamp assemblies
EUROPE
Lyon, France(a)....................     235,000       specialty incandescent lamps
St. Etienne, France(a).............     105,000       industrial/commercial fluorescent
                                                      fixtures
St. Marcellin, France(b)...........      42,000       table lighting fixtures
Erlangen, Germany(c)...............     255,000*      linear fluorescent lamps
Bamberg, Germany(b)................      54,400*      miniature lamp manufacturing and
                                                      assembly
Coburg, Germany(a).................      17,000*      manufacturer of automated lamp
                                                      making equipment
Hranice u Ase, Czech Republic(b)...       7,500*      miniature lamp assembly
Newhaven, United Kingdom(a)........       7,900*      architectural fixtures
Shipley, United Kingdom(b).........     110,000*      miniature linear fluorescent and
                                                      compact lamps
Byfleet, United Kingdom(a).........      53,000*      manufacturing of automated lamp
                                                      making equipment
Tienen, Belgium(b).................     308,000*      HID lamps, halogen lamps for low
                                                      and line voltage and general
                                                      lighting service ("GLS") lamps
Haarlem, Netherlands(a)............      45,000*      display fixtures
AUSTRALIA
Gosford, Australia(b)..............      72,000       high bay industrial fixtures
Brookvale, Australia(a)............      17,000       suspended linear fixtures
CENTRAL AND SOUTH AMERICA
Vinhedo, Brazil(b).................      74,000*      incandescent glass shells and
                                                      fluorescent glass tubes
Santo Amaro, Brazil(b).............     390,000       incandescent and fluorescent low
                                                      and line voltage and GLS lamps
Juarez, Mexico(b)..................     163,000*      magnetic and electronic ballasts
Bogota, Colombia(b)................      55,000*      linear fluorescent and incandescent
                                                      lamps
San Jose, Costa Rica(b)............      75,000*      starters and glow bottles
San Jose, Costa Rica(b)............      19,000*      miniature lighting assemblies

---------------

(a) Leased or subleased. Such leases expire on various dates from the current year to 2010. Lease payments for Fiscal 1998 will be approximately $5.3 million. See Note 9 to Notes to the Company's Consolidated Financial Statements.
(b)  Owned.

(c)  Manufacturing facility owned, warehouse space leased.
(*)  Includes warehouse space.

     The Company has sales offices and distribution facilities in over 30 countries.

     The Company-owned facilities in the United States, Canada, Germany, the United Kingdom, Belgium and Costa Rica are subject to mortgages which were entered into in connection with the Company's revolving credit facility.

LEGAL PROCEEDINGS

     Although the Company from time to time is a party to various litigation, it is not a party to any material legal proceedings at this time.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information regarding the directors and executive officers of the Company:

   DIRECTORS AND EXECUTIVE OFFICERS      AGE          POSITION WITH THE COMPANY
   --------------------------------      ---          -------------------------
Frank M. Ward..........................  53    President, Chief Executive Officer,
                                               Director and Chairman of the Board
Norman Scoular(a)......................  45    Chief Operating Officer and Director of
                                               the Company, President and Chief
                                                 Executive Officer of SLI
Richard F. Parenti.....................  44    Vice President Finance, Secretary and
                                               Chief Accounting Officer
Linda A. Moulton.......................  42    Treasurer
Werner A. Arnold.......................  44    Director and President of Alba
Donald S. Dewsnap(b)...................  63    Director
Frederick B. Howard....................  62    Director
Richard E. Ingram(b)...................  56    Director

---------------

(a)  Member of Special Option Committee.
(b)  Member of Audit Committee, Compensation Committee and Stock Option
     Committee.

DIRECTORS AND EXECUTIVE OFFICERS

     Frank M. Ward has served as President, Chief Executive Officer and Director of the Company and its predecessor, Xenell, since 1985. Prior to 1985, Mr. Ward was President of Xenell Marketing Corporation, an organization formed to manage the product development, marketing and distribution of the products of Xenell. Mr. Ward holds a degree in Electrical Engineering from Northeastern University and has completed post graduate studies in physics and metallurgy.

     Norman Scoular has served as President of SLI, a subsidiary of the Company, since its acquisition in September 1997 and has served as the Chief Executive Officer of SLI since its inception in January 1993. Prior to 1993, he held senior positions with several large engineering groups. Mr. Scoular was Managing Director of the Electrical Products Group of FKI Plc. from 1987 to 1989 and Chief Executive Officer of FKI Plc from 1989 to 1992. Between 1979 and 1987, he was Managing Director of several large companies within GEC Plc, including its low voltage control activities in Europe. He commenced his career in industrial engineering with Philips. Mr. Scoular was elected a director of the Company in November 1997 and appointed Chief Operating Officer in March 1998. He has a General Engineering degree from Herriot Watt University and is a Chartered Accountant.

     Richard F. Parenti joined the Company in October 1987, and held the position of Controller from 1988 to 1992. He was appointed Vice President Finance in 1992 and Secretary of the Company in March 1998. Since 1992 he has served as a senior financial officer of the Company. Mr. Parenti has a Bachelor of Business Administration degree in accounting from Loyola University, Chicago.

     Linda A. Moulton joined the Company as Treasurer in December 1997, coming from State Street Bank (Boston), where since 1993 she headed the Large Corporate Department, which was made up of a group of lending professionals that concentrated on specialized companies with sales exceeding $150 million. From 1990 to 1993, she was a Vice-President and a manager of the Boston branch of The Daiwa Bank, Ltd. Ms. Moulton has worked in banking and finance for more than 15 years. She has a Bachelor of Science degree in Psychology from Brown University and a Masters degree in International Affairs from Columbia University.

     Werner A. Arnold is the President of Alba, a subsidiary of the Company formed in May 1996 to consummate the acquisition of Alba. From 1994 to 1996, Mr. Arnold served as President and Chief Executive Officer of Alba-Germany. From 1985 to 1993, he served as General Manager and Executive Vice President of

Engineering, Sales and Marketing of Alba-Germany. Mr. Arnold also served as an officer and director of certain affiliates of Alba-Germany. Mr. Arnold was elected as a Director of the Company in June 1996. Mr. Arnold has a Masters degree in Engineering from Technical University of Munich, Germany.

     Donald S. Dewsnap has been Chairman of Norlico Corp. since 1977, a supplier of engineered chemical dispense systems to industrial users, since 1977. Prior thereto he was involved in industrial research at Arthur D. Little Corp. and spent fourteen years with GTE Sylvania Lighting in various product marketing, management and sales engineering positions. Mr. Dewsnap was elected a director of the Company in March 1995. Mr. Dewsnap holds a Bachelor of Arts degree from Merrimack College.

     Frederick B. Howard had been, until his retirement in June 1997, vice president and general manager of Electronic Control Systems, a division of Osram-Sylvania Inc., since its formation in June 1996. From 1994 until 1996, he had been vice president and general manager of Osram Sylvania Glass Technologies. Other positions held during his 35 year tenure with GTE Sylvania Lighting include vice president of marketing for the Sylvania Lighting
Division -- U.S., vice president of Lighting Special Products and vice president, Latin America, for International Lighting. Mr. Howard was elected a director of the Company in February 1998. Mr. Howard holds a Bachelor of Arts degree in economics from Babson College, serves as a member of the Advisory Board of Directors, Mayer Electric Supply Company, and is a member of the National Electric Manufacturers Association.

     Richard E. Ingram has been the Chairman of the Board of Builder Marts of America, Inc., a national distributor of lumber and building materials, since November 1988, and he was its Chief Executive Officer until November 1993. He was a founding director of Carolina First Corporation, the holding company for Carolina First Bank, and Ingram Enterprises, Inc., a real estate development and investment banking company. He is also a director of Synalloy Corporation, Columbia Lumber, a retail lumber business, and Tel-Pan Communications, Inc., a long distance telephone service provider in Panama. He has served on the Policy Advisory Board of the Joint Center for Urban Studies at Harvard University. Mr. Ingram was elected a director of the Company in August 1996. Mr. Ingram is a graduate of the American Institute of Banking and the University of North Carolina Executive Program.

     Directors are elected annually by the shareholders for terms of one year and until their successors are elected and qualified. Officers serve at the discretion of the Board of Directors.

     The Company currently pays its non-employee and non-affiliated directors an annual fee of $10,000 for attendance at meetings of the Board of Directors or committees thereof. All directors are reimbursed for their reasonable expenses in connection with the performance of their duties. In August 1997, Messrs. Ingram and Dewsnap were each granted an option to purchase 15,000 shares of the Company's Common Stock at $18.67 per share. Such option vests over five years and expire in August 2007. In March 1998, Mr. Howard was granted an option to purchase 20,000 shares at $34.00 per share. Such option vests over five years and expires in March 2008.

COMMITTEES

     The members of the Audit Committee, Compensation Committee and the Stock Option Committee are Donald S. Dewsnap and Richard E. Ingram. The Audit Committee has general responsibility for accounting and audit activities of the Company and its subsidiaries. The Audit Committee annually reviews the qualifications of the independent certified public accountants, makes recommendations to the Board as to their selection, reviews the scope, fees and results of their audit and approves their non-audit services and related fees. The Audit Committee meets periodically with management and with the Company's independent auditors to determine the adequacy of internal controls and other financial reporting matters. The Compensation Committee reviews general policy matters relating to compensation and benefits of employees generally and has responsibility for reviewing and approving compensation and benefits for all executive officers of the Company. The Stock Option Committee administers the Company's Incentive and Non-Statutory Stock Option Plan (the "Stock Option Plan") and recommends grants of the specific options under the Stock Option Plan. The Special 1997 Stock Option Plan (the "Special Option Plan") is administered by a separate committee with the right to make grants of options under the Special Option Plan (the "Special Option

Committee"). Currently, the Special Option Committee consists of Norman Scoular only, with authority from the Board to grant options only with respect to the employees of SLI and its subsidiaries.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Ronald S. Goldstein, a former member of the Board of Directors and a former member of the Compensation Committee, served as the Chief Financial Officer and Secretary of the Company during the fiscal year ended November 30, 1997. Mr. Goldstein is no longer an executive officer of the Company, nor is he a member of the Board of Directors. No other person serving on the Compensation Committee at any time during Fiscal 1997 was a present or former officer or employee of the Company or any of its subsidiaries. During Fiscal 1997, no executive officer of the Company served as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served on the Company's Board of Directors or Compensation Committee.

EXECUTIVE COMPENSATION

     The following table sets forth certain information relating to the compensation earned by the Chief Executive Officer of the Company and each of the other most highly compensated executive officers of the Company whose total cash compensation for the year indicated exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                               LONG TERM
                                                                              COMPENSATION
                                                                                 AWARDS
                                                          ANNUAL              ------------
                                                       COMPENSATION            SECURITIES
                                                ---------------------------    UNDERLYING
NAME AND PRINCIPAL POSITION                     YEAR     SALARY    BONUS(a)     OPTIONS
---------------------------                     ----    --------   --------   ------------
Frank M. Ward.................................  1997    $250,000   $    --           --
  President and                                 1996     250,000    74,000           --
  Chief Executive Officer                       1995     360,000        --           --
Norman Scoular................................  1997(b)   99,054    99,355      375,000(c)
  Chief Operating Officer of the Company and
  President of SLI
Ronald S. Goldstein(d)........................  1997     122,376        --           --
  Chief Financial Officer                       1996     140,769        --      112,500
                                                1995(e)       --        --           --
Richard F. Parenti............................  1997     109,299        --       75,000
  Vice President -- Finance                     1996     100,000        --           --
                                                1995      89,213        --       45,000

---------------

(a) Represents bonus earned during the indicated fiscal year. In some instances, all or a portion of the bonus was paid during the next fiscal year.
(b)  Mr. Scoular became an executive officer of the Company in September 1997.
(c) Excludes an option granted by Mr. Ward to Mr. Scoular on September 8, 1997 to purchase 525,000 shares of the Company's Common Stock owned by him at $18.67 per share. Such option vests over a five year period and expires in September 2007.
(d) Mr. Goldstein resigned from his positions as a director and officer of the Company in January 1998.
(e)  Mr. Goldstein became an executive officer of the Company in September 1995.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                               PERCENT OF
                                                  TOTAL                              POTENTIAL REALIZABLE VALUE AT
                                  NUMBER OF      OPTIONS                                ASSUMED ANNUAL RATES OF
                                  SECURITIES   GRANTED TO                             STOCK PRICE APPRECIATION FOR
                                  UNDERLYING    EMPLOYEES    EXERCISE                        OPTION TERM(A)
                                   OPTIONS         IN         PRICE     EXPIRATION   ------------------------------
NAME                              GRANTED(B)   FISCAL YEAR    ($/SH)       DATE           5%              10%
----                              ----------   -----------   --------   ----------   -------------   --------------
Frank M. Ward...................        --           --%      $   --         --       $       --      $        --
  President and
  Chief Executive Officer
Norman Scoular..................   375,000(c)     12.15        18.67     9/8/07        4,403,000       11,158,000
  Chief Operating Officer of the
  Company and President of SLI
Ronald S. Goldstein(d)..........        --           --           --         --               --               --
  Chief Financial Officer
Richard F. Parenti..............    75,000         2.43        16.00     7/3/07          754,800        1,912,800
  Vice President -- Finance

---------------

(a) The assumed annual rates of appreciation of 5% and 10% would result in the price of the Company's stock increasing 62.9% and 159.4%, respectively over the term of the option.
(b) All options were granted at an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. Options vest at the rate of 20% per year for each of the first five years after the date of grant and terminate ten years from the date of grant.
(c) Excludes an option granted by Mr. Ward to Mr. Scoular on September 8, 1997 to purchase 525,000 shares of the Company's Common Stock owned by him at $18.67 per share. Such option vests over a five year period and expires in September 2007.
(d) Mr. Goldstein resigned from his positions as a director and officer of the Company in January 1998.

                      OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                                            NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                           UNDERLYING UNEXERCISED             IN-THE-MONEY
                               SHARES                        OPTIONS AT 11/30/97         OPTIONS AT 11/30/97(A)
                             ACQUIRED ON      VALUE      ---------------------------   ---------------------------
NAME                          EXERCISE     REALIZED(B)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                         -----------   -----------   -----------   -------------   -----------   -------------
Frank M. Ward..............        --       $     --           --              --       $     --      $       --
  President and CEO
Norman Scoular.............        --             --           --         375,000(c)          --       1,468,750
  Chief Operating Officer
  of the Company and
  President of SLI
Ronald S. Goldstein(d).....    53,933        393,081       58,568              --        813,144              --
  Chief Financial Officer
Richard F. Parenti.........        --             --       16,050          82,500        259,538         621,475
  Vice President -- Finance

---------------

(a) Value is based on the closing sale price of the Common Stock as reported on the Nasdaq National Market as of the last business day prior to the end of Fiscal 1997, $22.583, minus the exercise price, multiplied by the number of shares to which the exercise relates.
(b) Value realized is based on the fair market value of the Common Stock as of the date of exercise, minus the exercise price, multiplied by the number of shares to which the exercise relates.

(c) Excludes an option granted by Mr. Ward to Mr. Scoular on September 8, 1997 to purchase 525,000 shares of the Company's Common Stock owned by him at $18.67 per share. Such option vests over a five year period and expires in September 2007.
(d) Mr. Goldstein resigned from his positions as a director and officer of the Company in January 1998.

EMPLOYMENT AGREEMENTS

     The salary of the Chief Executive Officer, Frank M. Ward, has been established by the Board of Directors to be $500,000 for the current fiscal year, with a $500,000 discretionary performance bonus based upon the Company meeting certain financial targets. Mr. Ward's prior three-year employment agreement with the Company expired at the end of Fiscal 1997. The Company anticipates that Mr. Ward will enter into a new employment agreement which will reflect this compensation. This employment agreement will likely be on terms similar to Mr. Ward's previous employment agreement, pursuant to which he received employee health benefits and automobile and expense allowances. The current salary of Norman Scoular is $500,000 per year with $500,000 in a discretionary performance bonus, based upon the Company meeting certain financial targets.

     In connection with the Alba acquisition in May 1996, the Company entered into a three-year employment agreement with Mr. Werner A. Arnold. After the first three-year term, the agreement can be extended annually for additional one-year terms. Mr. Arnold will be paid an annual salary of DM 225,000 and has received stock options totaling 112,500 shares of common stock, which options have an exercise price of $16.22 per share and vest at the rate of 20% per year commencing May 30, 1997. The agreement with Mr. Arnold also provides for reimbursement of reasonable and necessary business expenses and the use of an automobile. Under the employment agreement, Mr. Arnold is entitled to receive all employee benefits, rights and privileges under any retirement, pension, profit-sharing, insurance, hospital or other plans that may now be in effect or that may be later adopted. In the event of disability that renders the employee incapable of performing his normal duties that continues for a period of six consecutive months, the Company may terminate the employee's employment by giving him notice in writing. The employment agreement is also terminable by either party for cause. The agreement also contains a non-compete clause that prohibits Mr. Arnold from competing with the Company for a period of five years following termination of his employment with the Company.

                              CERTAIN TRANSACTIONS

     The Company leases on a month-to-month basis approximately 2,200 square feet of office space in Canton, Massachusetts from Frank M. Ward, the President, Chief Executive Officer and a director of the Company. Rent expense on this facility was $60,000 for the fiscal year ended December 3, 1995, $67,000 for the year ended December 1, 1996, and $60,000 for the fiscal year ended November 30, 1997. Management believes the rent to be comparable to the rent that would be paid to an unrelated party. At December 2, 1996, Mr. Ward owed the Company $594,000 for advances made to him or payments made on his behalf. Such amount was repaid by Mr. Ward in March 1997.

     Mr. Werner A. Arnold, President of Alba and a director of the Company, together with his wife and her father (collectively, the "Arnold Family"), were the direct or indirect owners of Alba, and they sold their ownership interests in Alba to the Company in May 1996. In connection with the acquisition of Alba-Germany and certain related entities, the Company paid to the Arnold Family approximately DM 10.0 million (or approximately $6.4 million) in cash and assumed certain liabilities totaling approximately DM 7.5 million (or approximately $4.9 million). In addition, Mr. Arnold had an ownership interest in Alba-USA and Alba-Malaysia. In connection with the acquisition of Alba-USA and Alba-Malaysia, the Company paid an aggregate of approximately DM 3.15 million (or approximately $2.1 million) in cash and 225,000 shares of the Company's Common Stock. The shares were valued at such time at approximately $14.43 per share, or $3.3 million in the aggregate.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth as of March 31, 1998, information with respect to the beneficial ownership of the Common Stock by (i) each person who is known by the Company to be the beneficial owner of more than 5% of the Company's outstanding shares of Common Stock, (ii) each director and executive officer of the Company, (iii) all directors and executive officers of the Company as a group, and (iv) the Selling Shareholders. Unless otherwise indicated, each of the shareholders listed below has sole voting and investment power with respect to the shares of Common Stock beneficially owned.

                                                                                   SHARES TO BE
                                         SHARES BENEFICIALLY                       BENEFICIALLY
                                           OWNED PRIOR TO                          OWNED AFTER
                                              OFFERING                               OFFERING
                                      -------------------------    SHARES      --------------------
                                                                    BEING
NAME AND ADDRESS(a)                     NUMBER          PERCENT    OFFERED       NUMBER     PERCENT
-------------------                   ----------        -------   ---------    ----------   -------
Frank M. Ward.......................  12,383,355(b)(c)   42.0%    1,350,000(d) 11,033,355    29.3%
Patrick J. Cox and
  Marianne Connaughton,
  Trustees of Trusts
  established for the children
  of Frank M. Ward(e)...............   2,059,395          7.0     1,125,000       934,395     2.5
Norman Scoular(c)...................          --            *            --            --       *
Richard F. Parenti(f)...............      19,050            *            --        19,050       *
Linda A. Moulton(g).................      15,100            *            --        15,100       *
Werner A. Arnold(h).................     307,500          1.0       150,000       157,500       *
Donald S. Dewsnap...................      20,925            *            --        20,925       *
Frederick B. Howard.................          --            *            --            --       *
Richard E. Ingram(i)................      37,950            *            --        40,950       *
All directors and
  executive officers as
  a group (8 persons)...............  12,786,880         43.4%    1,500,000    11,286,880    29.9%

---------------

*    Less than 1%
(a) The address of the Company's directors and officers is Chicago Miniature Lamp, Inc., 500 Chapman Street, Canton, Massachusetts 02021.
(b) Includes 11,633,355 shares owned by Frank M. Ward and Eileen M. Ward as joint tenants with right of survivorship and 750,000 shares owned by the Frank M. Ward GRAT Trust, of which Mr. Ward is one of two Trustees.
(c) On September 8, 1997, Mr. Ward granted Mr. Scoular an option to purchase 525,000 shares of Common Stock owned by him, exercisable at $18.67 per share. The option expires on September 8, 2007 and is exercisable 20% per year, commencing on September 8, 1998.
(d) Includes 1,125,000 shares owned by Frank M. Ward and Eileen M. Ward and 225,000 shares owned by the Frank M. Ward GRAT Trust.
(e) Ms. Connaughton is the sister of Mr. Frank Ward. The address of the Trusts is c/o Veritas Advisers, Inc., 84 State Street, Boston, Massachusetts 02109.
(f) Includes 3,000 shares owned by Mr. Parenti and 16,050 shares subject to options exercisable within 60 days of the date of this Prospectus.
(g) Includes 15,000 shares subject to options exercisable within 60 days of the date of this Prospectus.
(h) Includes 255,000 shares owned by Mr. Arnold and 45,000 shares subject to options exercisable within 60 days of the date of this Prospectus.
(i)  Includes 3,450 shares owned by Mr. Ingram, 34,500 shares owned by Richard
     E. Ingram as trustee of the Donna C. Ingram Trust.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

REVOLVING CREDIT FACILITY

     In connection with the SLI acquisition, the Company entered into a new bank financing agreement with a syndicate of banks led by BankBoston, N.A., as administrative agent, providing to the Company and its domestic subsidiaries (the "Borrowers") a $250.0 million multi-currency revolving credit facility including a $10.0 million swing-line loan facility and a $15.0 million letter of credit facility. Non-US-dollar borrowings are capped at $50.0 million. There are no scheduled amortization payments or repayment penalties. The facility terminates and is repayable in full on August 30, 2002. As of February 28, 1998, approximately $173 million was outstanding under the revolving credit facility, including borrowings denominated in US dollars, German deutschemarks and Belgian francs.

     The Borrowers are required to make mandatory prepayments of loans at specified times and subject to certain exceptions, in amounts equal to (a) 100% of the net proceeds of certain dispositions of assets or the stock of subsidiaries or the incurrence of certain indebtedness, and (b) 50% of the net proceeds of the issuance of any equity securities. The maximum availability under the credit facility is reduced by the amount of any mandatory repayment from the proceeds of asset or subsidiary stock dispositions.

     The facility is secured by a security interest in substantially all of the tangible and intangible personal property and in the owned real property of the Company and certain of its subsidiaries, in the capital stock of the Company's wholly-owned domestic subsidiaries, and in 65% of the capital stock of, or other equity interests in, each non-US subsidiary of the Company, other than SLI and its subsidiaries (in each case, to the extent permitted by applicable contractual and legal provisions).

     At the Company's option, the interest rates per annum applicable to the revolving credit facility are either adjusted LIBOR plus a margin ranging from 0.75% to 1.75%, or, with respect to US-dollar-denominated loans only, an adjusted base rate plus a margin ranging from zero to 0.75%. The adjusted base rate is the higher of BankBoston's prime rate for lending in US dollars or the federal funds effective rate plus 0.50%. The interest rates per annum applicable to the swing-line facility are either adjusted base rate plus a margin ranging from zero to 0.75%, with respect to US dollar borrowings, or BankBoston's applicable non-US-dollar base rate plus a margin ranging from 1.0% to 2.0%. The Borrowers pay a per annum fee ranging between 0.75% and 1.75% of the aggregate face amount of letters of credit and bank guaranties outstanding under the facility, and a fee ranging between 0.25% and 0.375% per annum on the undrawn portion of the revolving credit facility commitment.

     Events of default under the facility are typical for senior credit facilities and include the occurrence of certain changes in control. For this purpose, a change in control occurs on the date on which (i) any person (other than Frank M. Ward, or any other owner of 5% of the Company's Common Stock as of September 8, 1997) beneficially owns more than 35% of the total voting power of the Company; (ii) Frank M. Ward ceases to be employed as Chief Executive Officer of the Company; or (iii) Norman Scoular ceases to be employed as President and Chief Executive Officer of SLI and, if such event occurs at any time after September 8, 1998, no replacement satisfactory to lenders holding a majority of the revolving credit commitments is employed within 90 days of such event.

     The Company's revolving credit facility contains a number of covenants typical in senior credit facilities that, among other things, restrict the ability of the Company to dispose of assets (including the stock of subsidiaries), incur additional indebtedness, create additional liens on assets, enter into certain leases, investments or acquisitions, engage in mergers or consolidations, make capital expenditures or engage in certain transactions with subsidiaries and affiliates, and that otherwise restrict corporate activities. In addition, the Company is required to comply with specified financial ratios and tests, including a minimum net worth test and minimum interest coverage and maximum leverage ratios. The Company is prohibited from paying cash dividends to its shareholders, or from spending more than an aggregate amount of $15 million to repurchase shares of its Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     The Company's Amended and Restated Certificate of Incorporation authorizes the Company to issue up to 100,000,000 shares of Common Stock, $.01 par value per share. After giving effect to the Offering, the Company will have 37,551,979 shares of Common Stock issued and outstanding. Subject to the rights of the holders of any outstanding shares of preferred stock and such restrictions as are imposed by the Company's lenders, holders of Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors out of funds legally available for such purpose. Upon the liquidation, dissolution or winding-up of the Company, after payment in full of creditors and any liquidation preference payable to the holders of any preferred stock, the remaining assets of the Company will be distributed ratably to the holders of the Common Stock, in proportion to the number of shares held by them.

     Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Because holders of Common Stock do not have cumulative voting rights in the election of directors, the holders of a majority of the shares of Common Stock represented at a meeting can elect all the directors. Holders of Common Stock do not have preemptive rights to subscribe for or purchase any additional shares of capital stock issued by the Company. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be when issued, duly authorized, validly issued, fully paid and non-assessable.

PREFERRED STOCK

     The Company's Amended and Restated Certificate of Incorporation authorizes the issuance of up to 5,000,000 shares of Preferred Stock, $.01 par value ("Preferred Stock"). No shares of Preferred Stock are outstanding, but the Board of Directors is empowered by the Company's Amended and Restated Certificate of Incorporation to designate and issue from time to time one or more series of Preferred Stock without shareholder approval. The Board of Directors has the power to establish the preferences, limitations and optional or other special rights of each series of Preferred Stock so issued. Because the Board of Directors has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences and rights, voting otherwise, senior to the rights of holders of Common Stock. The Board of Directors, without approval of the holders of Common Stock, could issue Preferred Stock with voting rights that could adversely affect the voting power of holders of Common Stock. The issuance of Preferred Stock could be used to delay or prevent a change in control of the Company opposed by the Board of Directors. The Company has no present intention to issue any shares of Preferred Stock.

     Under the Company's Amended and Restated Certificate of Incorporation, the Board of Directors is authorized to divide the Preferred Stock into one or more series with such attributes, powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof as provided in the adopting resolution or resolutions providing for the issue of such series.

TRANSFER AGENT

     The transfer agent for the Common Stock is the American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 37,704,978 shares of Common Stock outstanding. Of these shares, all of the 10,875,000 shares sold in the Offering and 16,337,993 shares of Common Stock currently outstanding will be freely tradable without restriction or further registration under the Securities Act. The remaining 10,491,985 shares are deemed "restricted shares" under Rule 144 in that they were originally issued and sold by the Company in private transactions in reliance upon exemptions under the Securities Act. The restricted shares may not be sold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act. The Selling Shareholders and Mr. Norman Scoular, who will beneficially own an aggregate of 12,125,250 shares of Common Stock following the completion of the Offering, and the Company have agreed that, for a period of 120 days after the date of this Prospectus, they will not, without the prior written consent of Credit Suisse First Boston Corporation, offer, sell, offer to sell, solicit an offer to buy, contract to sell, pledge or grant any option to purchase or otherwise transfer or dispose (or announce any of the foregoing) of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock, except, in the case of the Company, for the issuance of stock options under the Stock Option plans the issuance or sale of Common Stock by the Company upon exercise of outstanding stock options and the issuance of no more than an agreed upon amount of unregistered securities in consideration for the acquisition of stock or assets of other companies. Upon the expiration of the 120-day period, all but 150,000 of the outstanding shares held will be eligible for sale, subject to the restrictions of Rule 144.

     In general, Rule 144 allows a shareholder (including persons who may be deemed "affiliates" of the Company under Rule 144) who has beneficially owned restricted shares for at least one year to sell a number of shares of Common Stock within any three-month period that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock; or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks immediately preceding the date on which notice of sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain requirements as to the manner and notice of sale and the availability of public information about the Company. A shareholder (or shareholder whose shares are aggregated) who is not an "affiliate" of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned his shares for at least two years (as computed under Rule
144), is entitled to sell shares under Rule 144 without regard to the volume and manner of sale limitations described above. Shares properly sold in reliance upon Rule 144 to persons who are not "affiliates" are thereafter freely tradable without restrictions or registration under the Securities Act. As defined in Rule 144, an "affiliate" of an issuer is a person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

     The preceding description does not give effect to the shares of Common Stock that may be offered and sold pursuant to the Company's Stock Option Plans. The shares of Common Stock issued under such plans are covered by an effective registration statement on Form S-8 filed under the Securities Act. Shares issued upon the exercise of stock options generally will be available for sale in the public market.

     No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options) in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock and the ability of the Company to raise capital through a public offering of its equity securities.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting
Agreement dated             , 1998 (the "Underwriting Agreement"), the
underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation, Smith Barney Inc., Bear, Stearns & Co. Inc. and Lehman Brothers Inc. are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common Stock:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Credit Suisse First Boston Corporation......................
Smith Barney Inc. ..........................................
Bear, Stearns & Co. Inc. ...................................
Lehman Brothers Inc. .......................................

                                                                 ----------
          Total.............................................     10,875,000
                                                                 ==========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company and the Selling Shareholders have granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 1,237,500 additional shares from the Company and an aggregate of 393,750 additional outstanding shares from the Selling Shareholders at the public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession
of $          per share, and the Underwriters and such dealers may allow a
discount of $          per share on sales to certain other dealers. After the
initial public offering of such shares, the public offering price and concession and discount to dealers may be changed by the Representatives.

     The Selling Shareholders and Mr. Norman Scoular, who will beneficially own an aggregate of 12,125,250 shares of Common Stock following the completion of the Offering, and the Company have agreed that they will not offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or file or cause to be filed with the Commission a registration statement under the Securities Act relating to, any shares of the Common Stock of the Company or securities convertible into or exchangeable or exercisable for any shares of Common Stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 120 days after the date of this Prospectus, except in the case of the Company for the issuance of stock options under the Stock Option plans, the issuance or sale of Common Stock by the Company upon exercise of outstanding stock options and the issuance of no more than an agreed upon amount of unregistered securities in consideration for the acquisition of stock or assets of other companies.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities and Exchange Act of 1934 (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. In "passive" market making, market makers in the securities who are Underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the securities until the time, if any, at which a stabilizing bid is made. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced may be discontinued at any time.

     Certain of the Underwriters have provided financial advisory services to the Company for which they have received customary fees.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company and the Selling Shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Shareholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's, directors and officers as well as the experts named herein and the Selling Shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of the Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of the Common Stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of the Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian Legislation.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Crowe & Dunlevy P.C., Tulsa, Oklahoma. Certain legal matters in connection with the Offering are being passed upon for the Company by Schifino & Fleischer, P. A., Tampa, Florida, and for the Underwriters by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company and related financial statement schedule of the Company for and as of the end of the years ended December 3, 1995, December 1, 1996, and November 30, 1997, and the consolidated financial statements of SLI for and as of the end of the eight months ended August 31, 1997 and for and as of the end of years ended December 31, 1995 and 1996 appearing in this Prospectus have been audited by Ernst & Young LLP, independent auditors, and the historical statements of operations data and historical balance sheet data for the Company for and as of the end of the years ended December 3, 1995, December 1, 1996, and November 30, 1997 under the heading "Selected Condensed Consolidated Financial Data" appearing in this Prospectus have been derived from such consolidated financial statements of the Company audited by Ernst & Young LLP, as set forth in their report thereon appearing elsewhere herein. Such consolidated financial statements, financial statement schedule and statements of operations data and balance sheet data are included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of CML Canada for the 244 days ended December 3, 1995 and for and as of the years ended December 1, 1996 and November 30, 1997 appearing in this Prospectus and Registration Statement have been audited by Hards Pearson, independent auditors, as set forth in their reports thereon appearing elsewhere herein. Such financial statements are included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     A registration statement on Form S-1 (the "Registration Statement") under the Securities Act, has been filed with the Securities and Exchange Commission, Washington, D. C. 20549, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits and schedules thereto, certain portions having been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and such exhibits and schedules filed as a part thereof. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission, 450 Fifth Avenue, N. W., Judiciary Plaza, Washington, D. C. 20549; and at the regional offices of the Commission at 7 World Trade Center, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N. W., Judiciary Plaza, Washington D. C. 20549, at prescribed rates. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as the Company which file electronically with the Commission. In addition, reports, proxy statements and other information concerning the Company can also be inspected and copied at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
CHICAGO MINIATURE LAMP, INC. AND SUBSIDIARIES
Report of Independent Auditors..............................   F-2
Consolidated Financial Statements
Consolidated Balance Sheets as of November 30, 1997 and
  December 1, 1996..........................................   F-3
Consolidated Statements of Income for the years ended
  November 30, 1997, December 1, 1996 and December 3,
  1995......................................................   F-4
Consolidated Statements of Stockholders' Equity for the
  years ended November 30, 1997, December 1, 1996 and
  December 3, 1995..........................................   F-5
Consolidated Statements of Cash Flows for the years ended
  November 30, 1997, December 1, 1996 and December 3,
  1995......................................................   F-6
Notes to Consolidated Financial Statements..................   F-7
CHICAGO MINIATURE LAMP (CANADA), INC.
Auditors' Report............................................  F-23
Financial Statements
Balance Sheets as of November 30, 1997 and December 1,
  1996......................................................  F-24
Statements of Income for the years ended November 30, 1997
  and December 1, 1996 and for the 244 days ended December
  3, 1995...................................................  F-25
Statements of Retained Earnings for the years ended November
  30, 1997 and December 1, 1996 and for the 244 days ended
  December 3, 1995..........................................  F-26
Statements of Cash Flows for the years ended November 30,
  1997 and December 1, 1996 and for the 244 days ended
  December 3, 1995..........................................  F-27
Notes to Financial Statements...............................  F-28
SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES
Report of Independent Auditors..............................  F-32
Consolidated Financial Statements
Consolidated Balance Sheets as of August 31, 1997, December
  31, 1996 and December 31, 1995............................  F-33
Consolidated Statements of Income for the eight months ended
  August 31, 1997 and for the years ended December 31, 1996
  and 1995..................................................  F-34
Consolidated Statements of Stockholders' Equity for the
  eight months ended August 31, 1997 and for the years ended
  December 31, 1996 and 1995................................  F-35
Consolidated Statements of Cash Flows for the eight months
  ended August 31, 1997 and for the years ended December 31,
  1996 and 1995.............................................  F-36
Notes to Consolidated Financial Statements..................  F-37

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Chicago Miniature Lamp, Inc.

     We have audited the accompanying consolidated balance sheets of Chicago Miniature Lamp, Inc. and subsidiaries as of November 30, 1997 and December 1, 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended November 30, 1997, December 1, 1996, and December 3, 1995. Our audits also included the financial statement schedule for the years ended November 30, 1997, December 1, 1996, and December 3, 1995, listed in the index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the financial statements of Chicago Miniature Lamp (Canada), Inc., a wholly owned subsidiary, which statements reflect total assets of $10,469,000 and $9,887,000 as of November 30, 1997 and December 1, 1996, respectively, and total revenues of $14,605,000 and $13,031,000 for the years ended November 30, 1997 and December 1, 1996 and $7,064,000 for the period from March 30, 1995 (date of acquisition) to December 3, 1995. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Chicago Miniature Lamp (Canada), Inc., is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provides a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chicago Miniature Lamp, Inc. and subsidiaries at November 30, 1997 and December 1, 1996, and the consolidated results of their operations and their cash flows for the years ended November 30, 1997, December 1, 1996, and December 3, 1995, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule for the years ended November 30, 1997, December 1, 1996, and December 3, 1995, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP

Chicago, Illinois
January 9, 1998,
except for the 1998 stock split as
described in Note 2, as to
which the date is, February 11, 1998

                 CHICAGO MINIATURE LAMP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                              NOVEMBER 30,    DECEMBER 1,
                                                                  1997           1996
                                                              ------------    -----------
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 73,416       $109,027
  Accounts receivable, less allowances for doubtful accounts
     of $7,889 in 1997 and $524 in 1996.....................     140,380         18,532
  Receivable from stockholder...............................          --            594
  Inventories...............................................     124,086         16,186
  Prepaid expenses and other................................      12,120          1,496
                                                                --------       --------
          Total current assets..............................     350,002        145,835
Property, plant, and equipment, net.........................     269,650         52,151
Other assets:
  Goodwill, net of accumulated amortization.................       7,651          6,931
  Other intangible assets, net of accumulated
     amortization...........................................      12,039          7,030
  Other.....................................................      12,319             55
                                                                --------       --------
          Total assets......................................    $651,661       $212,002
                                                                ========       ========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term notes payable..................................    $  5,432       $ 21,560
  Current portion of long-term debt.........................       9,389          3,614
  Accounts payable..........................................     102,104          6,404
  Accrued expenses..........................................     107,616         12,907
  Income taxes payable......................................       7,855          3,042
                                                                --------       --------
          Total current liabilities.........................     232,396         47,527
Long-term debt, less current portion........................     185,434          5,607
Other liabilities:
  Deferred income taxes.....................................       5,532          6,116
  Other long-term liabilities...............................      62,037          1,542
                                                                --------       --------
          Total other liabilities...........................      67,569          7,658
Minority interests..........................................         211             46
Commitments.................................................          --             --
Stockholders' equity:
  Preferred stock, $.01 par value -- Authorized -- 5,000,000
     shares, none issued and outstanding....................          --             --
  Common stock, $.01 par value -- Authorized
     -- 100,000,000 shares
     -- Issued -- 29,301,979 and 29,185,873 shares in 1997
      and 1996, respectively................................         293            292
  Additional paid-in capital................................     126,835        126,005
  Retained earnings.........................................      45,218         24,277
  Foreign currency translation adjustment...................       2,377            590
  Less: Treasury stock at cost, 643,345 shares in 1997......      (8,672)            --
                                                                --------       --------
          Total stockholders' equity........................     166,051        151,164
                                                                --------       --------
          Total liabilities and stockholders' equity........    $651,661       $212,002
                                                                ========       ========

   The accompanying notes are an integral part of these financial statements.

                 CHICAGO MINIATURE LAMP, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                         YEAR ENDED
                                                          ----------------------------------------
                                                          NOVEMBER 30,   DECEMBER 1,   DECEMBER 3,
                                                              1997          1996          1995
                                                          ------------   -----------   -----------
Net sales...............................................  $   329,959    $    94,171   $    57,402
Cost of products sold...................................      231,933         61,147        36,726
                                                          -----------    -----------   -----------
Gross margin............................................       98,026         33,024        20,676
Selling, general and administrative expenses............       65,549         14,552         8,462
Restructuring costs.....................................        5,115             --            --
                                                          -----------    -----------   -----------
Operating income........................................       27,362         18,472        12,214
Other (income) expenses:
  Interest income.......................................       (4,082)          (635)         (352)
  Interest expense......................................        5,238            936         1,155
  Other, net............................................       (2,326)        (1,294)          (47)
                                                          -----------    -----------   -----------
Income before income taxes..............................       28,532         19,465        11,458
Income taxes............................................        7,591          6,029         2,993
Net income..............................................  $    20,941    $    13,436   $     8,465
                                                          ===========    ===========   ===========
Net income per common share, as adjusted for 1998 stock
  split described in Note 2.............................  $       .73    $       .55   $       .41
                                                          -----------    -----------   -----------
Weighted-average shares outstanding, as adjusted for
  1998 stock split described in Note 2..................   28,760,505     24,357,099    20,880,169
                                                          ===========    ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                 CHICAGO MINIATURE LAMP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                          COMMON STOCK                                  FOREIGN
                                     ----------------------   ADDITIONAL               CURRENCY
                                     NUMBER OF                 PAID-IN     RETAINED   TRANSLATION   TREASURY
                                       SHARES     PAR VALUE    CAPITAL     EARNINGS   ADJUSTMENT     STOCK
                                     ----------   ---------   ----------   --------   -----------   --------
Balance at November 28, 1994.......  18,743,625     $187       $    110    $ 2,376      $   --      $    --
Net income.........................          --       --             --      8,465          --           --
Issuance of common stock:
  Initial public offering,
     including over allotment, net
     of offering costs.............   4,792,500       48         23,636         --          --           --
  Other stock issuance.............      21,229        1             59         --          --           --
Translation adjustment (net of
  deferred taxes of $24)...........          --       --             --         --          39           --
                                     ----------     ----       --------    -------      ------      -------
Balance at December 3, 1995........  23,557,354      236         23,805     10,841          39           --
  Net income.......................          --       --             --     13,436          --           --
Issuance of common stock:
  Public offering, including over
     allotment, net of offering
     costs.........................   5,287,125       53         98,291         --          --           --
  Alba acquisition.................     225,000        2          3,248         --          --           --
  Exercise of stock options........     116,394        1            661         --          --           --
Translation adjustment (net of
  deferred taxes of $180)..........          --       --             --         --         551           --
                                     ----------     ----       --------    -------      ------      -------
Balance at December 1, 1996........  29,185,873      292        126,005     24,277         590           --
Net income.........................          --       --             --     20,941          --           --
Issuance of common stock:
  Additional offering costs........          --       --           (212)        --          --           --
  A&S acquisition..................       4,500       --            100         --          --           --
  Exercise of stock options........     111,606        1            942         --          --           --
Repurchase shares for treasury
  (643,345 shares).................          --       --             --         --          --       (8,672)
Translation adjustment (net of
  deferred taxes of $771)..........          --       --             --         --       1,787           --
                                     ----------     ----       --------    -------      ------      -------
Balance at November 30, 1997.......  29,301,979     $293       $126,835    $45,218      $2,377      $(8,672)
                                     ==========     ====       ========    =======      ======      =======

   The accompanying notes are an integral part of these financial statements.

                 CHICAGO MINIATURE LAMP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                            YEAR ENDED
                                                             ----------------------------------------
                                                             NOVEMBER 30,   DECEMBER 1,   DECEMBER 3,
                                                                 1997          1996          1995
                                                             ------------   -----------   -----------
OPERATING ACTIVITIES
Net income.................................................   $  20,941      $ 13,436      $  8,465
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization............................       7,252         3,165         1,901
  Deferred income taxes....................................      (3,094)          907           155
  Stock issued to employees................................          --            --            60
  Minority interest in income of joint venture.............         162            --            --
  Loss on disposal of property, plant, and equipment.......         876            --            --
  Changes in operating assets and liabilities:
     Accounts receivable...................................     (15,597)       (5,110)       (1,728)
     Inventories...........................................         695        (4,873)         (623)
     Prepaid expenses and other............................        (182)         (440)         (272)
     Accounts payable......................................      21,051        (3,478)          (95)
     Accrued expenses......................................      (4,669)        1,452          (579)
     Income taxes payable..................................      (1,825)         (652)        2,092
     Stockholder payable/receivable........................         594          (594)       (1,079)
     Other long-term liabilities...........................       5,455        (3,402)         (155)
     Other.................................................          --           (18)          (54)
                                                              ---------      --------      --------
          Net cash provided by operating activities........      31,659           393         8,088
INVESTING ACTIVITIES
Purchases of property, plant, and equipment................     (23,992)       (8,921)       (2,465)
Acquisitions, net of cash acquired.........................    (165,325)      (10,293)      (10,308)
Maturities (purchases) of held-to-maturity investments.....          --         2,102        (2,102)
                                                              ---------      --------      --------
          Net cash used for investing activities...........    (189,317)      (17,112)      (14,875)
FINANCING ACTIVITIES
Net borrowings (repayments) of line of credit..............      (4,541)        1,804        (7,055)
Proceeds from borrowings...................................     189,105        24,442         9,046
Payments of long-term debt.................................     (52,128)       (3,214)      (19,441)
Payment of deferred financing costs........................      (2,616)         (297)           --
Proceeds from issuance of common stock -- Net of offering
  costs....................................................          --        98,344        23,684
Repurchase of shares for treasury..........................      (8,672)           --            --
Exercise of stock options..................................         943           662            --
Other......................................................        (212)           --            --
                                                              ---------      --------      --------
Net cash provided by financing activities..................     121,879       121,741         6,234
Effect of exchange rate changes on cash....................         168            --            --
                                                              ---------      --------      --------
Net increase (decrease) in cash and cash equivalents.......     (35,611)      105,022          (553)
Cash and cash equivalents, beginning of year...............     109,027         4,005         4,558
                                                              =========      ========      ========
Cash and cash equivalents, end of year.....................   $  73,416      $109,027      $  4,005
                                                              =========      ========      ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid for:
  Interest.................................................   $   2,097      $    936      $  1,155
                                                              =========      ========      ========
  Income taxes.............................................   $   7,447      $  3,802      $    629
                                                              =========      ========      ========

   The accompanying notes are an integral part of these financial statements.

                 CHICAGO MINIATURE LAMP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND ACQUISITIONS

     Chicago Miniature Lamp, Inc. (an Oklahoma corporation) and subsidiaries (collectively, the Company) designs, manufactures and sells lighting systems which are comprised of lamps, fixtures and ballasts. The Company offers a complete range of lamps (incandescent, flourescent, compact flourescent, high intensity discharge, halogen, miniature incandescent, neon, LED's, and special lamps), a near complete range of fixtures, and fiber optic lighting systems. The Company serves a diverse international customer base and markets, has major plants in 13 countries and operates throughout the world.

     In March 1995, the Company initiated operations at IDI Internacional, S.A. located in Costa Rica. Operations at this facility include the manufacture of value-added lighting assemblies.

     On March 30, 1995, the Company acquired all of the capital stock of Chicago Miniature Lamp (Canada) Inc. (CML Canada; formerly named Plastomer, Inc.), a Canadian company, for $5.0 million Canadian in cash. The foreign currency exchange rate as of March 30, 1995, was 0.713 U.S. dollars to one Canadian dollar. CML Canada manufactures injection molded components for the automotive industry.

     In August 1995, the Company acquired all of the capital stock of Fredon Development Industries, Inc. (Fredon) for $2,245,000 in cash.

     On November 10, 1995, the Company, through its wholly owned subsidiary Badalex Limited (Badalex), acquired substantially all of the assets of STT Badalex Limited, STI Lighting Limited, PRT Shipping Limited, and STT Holdings Limited, all companies formed under the laws of England for approximately $4.2 million in cash. The Company also assumed liabilities of up to $4.8 million. At the end of 1995, the purchase allocation was preliminary. In 1996, adjustments were made to goodwill in the amount of $2.8 million. Badalex designs and manufactures lamp machinery.

     On December 1, 1995, the Company acquired all of the outstanding stock of Electro Fiberoptics, Inc. for $1.6 million in cash. This acquisition was made through the Company's wholly owned subsidiary, CML Fiberoptics, Inc. (Fiberoptics). In January 1997, the Company entered into a joint venture agreement with Schott Corporation forming Schott CML Fiberoptics L.L.C. In connection with the joint venture agreement, the Company contributed substantially all the assets of Fiberoptics and approximately $300,000 cash in exchange for 51% of the units of the joint venture.

     In December 1995, the Company through Badalex acquired certain assets of Phoenix Lighting (UK) Limited for approximately $2,400,000 in cash.

     Effective May 1, 1996, the Company acquired all the outstanding equity of
W. Albrecht GmbH U.Co. KG (Germany) and Alba Lamps, Inc. (USA) and certain equity interests in their affiliates (collectively Alba) for approximately $8.5 million in cash, 225,000 shares of common stock of the Company, and the assumption of approximately $4.9 million of bank debt (total consideration of approximately $16,650,000). Alba is a manufacturer and supplier of miniature lamps, value-added assemblies and instrument backed lighting systems.

     In January 1997, the Company through Alba, acquired all the capital stock of Gustav Bruckner GmbH (Bruckner) for DM 400,000 and the assumption of approximately DM 2.4 million in bank debt (total consideration of approximately $1,652,000).

     On January 30, 1997, the Company acquired all the outstanding capital stock of Valmont Electric, Inc. for approximately $22.3 million in cash and changed the entity name to Power Lighting Products, Inc. (PLP). PLP is a manufacturer of magnetic and electronic ballasts.

     Effective September 1, 1997, the Company acquired all the outstanding capital stock of Sylvania Lighting International, B.V. and its subsidiaries
(SLI) for $161.5 million in cash financed with the Company's cash and a new credit facility (Note 4). SLI is an integrated designer, manufacturer, and seller of lighting

                 CHICAGO MINIATURE LAMP, INC. AND SUBSIDIARIES systems. SLI has a total of 13 manufacturing facilities in Europe, Latin America, and Australia and sells to customers throughout the world.

     In September 1997, the Company, through Alba, acquired an additional 38% of A&S Electric s.r.o., Czech Republic for DM 150,000 and 4,500 shares of common stock of the Company (total consideration of approximately $185,000).

     On November 24, 1997, the Company acquired certain assets of Solium, Inc. for $2,500,000 in cash.

     For financial reporting purposes, each acquisition was accounted for as a purchase, and the purchase price was allocated to assets acquired and liabilities assumed based on the estimated fair market value existing at the date of acquisition. The excess of purchase price over fair market value of net assets acquired is reflected in the accompanying consolidated balance sheets as goodwill. The PLP and SLI allocations are based on preliminary information and are subject to adjustment.

     Based on unaudited data, the following table presents selected financial information for the Company and its subsidiaries on a pro forma basis, assuming the companies had been consolidated since December 4, 1995:

                                                                      YEAR ENDED
                                                              --------------------------
                                                              NOVEMBER 30,   DECEMBER 1,
                                                                  1997          1996
                                                              ------------   -----------
Net sales...................................................    $755,364      $808,372
Net income..................................................      22,264        17,071
Net income per share, as adjusted for 1998 stock split, as
  described in Note 2.......................................         .77           .70

     The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions been made as of December 4, 1995.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements. The minority interests represent the separate ownership of A&S Electric s.r.o., Czech Republic (A&S) (40% in 1996 and up to September 1997, 2% thereafter), Alba Technology (M) Sdn. Bdn., Malaysia (30% in 1996 and 1997), and Schott CML Fiberoptics L.L.C. (49% in 1997).

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Fiscal Year

     In January 1998, the Company changed its financial reporting year-end to the Sunday nearest to December 31 of each year. Previously, the fiscal year ended the Sunday nearest December 1.

  Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                 CHICAGO MINIATURE LAMP, INC. AND SUBSIDIARIES

  Investments

     Management determines the appropriate classification of investments at the time of purchase and reevaluates such designation as of each balance sheet date. Investments are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at cost adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in interest expense, net.

  Inventories

     Inventories are stated at the lower cost, determined by the first in, first out (FIFO) method, or market. Inventories consist of the following:

                                                              NOVEMBER 30,   DECEMBER 1,
                                                                  1997          1996
                                                              ------------   -----------
                                                                (DOLLARS IN THOUSANDS)
Raw materials...............................................    $ 28,262       $ 7,240
Work in process.............................................      14,693         5,916
Finished goods..............................................      81,131         3,030
                                                                ========       =======
                                                                $124,086       $16,186
                                                                ========       =======

  Property, Plant, and Equipment

     Property, plant, and equipment are stated at cost. The Company provides for depreciation using the straight-line method over the following estimated useful lives:

Buildings and improvements..................................  25-39 years
Machinery and equipment.....................................  12-25 years
Molds.......................................................  10-20 years
Furniture and fixtures......................................   5-10 years

     Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining lease term.

  Goodwill

     Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired related to the business acquisitions described in Note 1. Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization is approximately $593,000 and $377,000 at November 30, 1997 and December 1, 1996, respectively. Amortization expense was approximately $216,000, $200,000, and $53,000, for the years ended November 30, 1997, December 1, 1996, and December 3, 1995, respectively. The Company periodically assesses whether a change in circumstances has occurred subsequent to an acquisition which would indicate whether the future useful life of an asset should be revised. The Company considers the future earnings potential of the acquired business in assessing the recoverability of goodwill.

  Other Intangible Assets

     Other intangible assets include the fair value of engineering technology, patents, noncompete, and other agreements related to the business acquisitions described in Note 1. The intangibles are being amortized using the straight-line method over their respective useful lives or contract periods, which range from 3 to 25 years. Accumulated amortization is approximately $2,290,000 and $1,810,000 at November 30, 1997 and December 1, 1996, respectively. Amortization expense was approximately $480,000, $392,000, and $380,000 for the years ended November 30, 1997, December 1, 1996, and December 3, 1995, respectively.

                 CHICAGO MINIATURE LAMP, INC. AND SUBSIDIARIES

  Warranty Costs

     PLP provides a limited warranty on all of its products. The warranty period is two years from the date of manufacture for magnetic ballasts and five years (three years prior to June 1994) from the date of manufacture for electronic ballasts. Under the terms of the warranty policy, PLP will replace any ballast that fails during the warranty period. Provision for the estimated warranty costs is made in the period in which such costs become probable. As a result of the change in the length of the warranty period in 1994 and changes in the product design, PLP has limited history for electronic ballasts from which warranty costs may be estimated. It is therefore reasonably possible that actual warranty costs may differ from the amount accrued in the accompanying balance sheet.

  Treasury Stock

     In February 1997, the board of directors authorized, subject to certain business and market conditions, the repurchase of shares of the Company's stock. At November 30, 1997, a total of 643,345 shares have been repurchased.

  Financial Instruments

     The Company uses derivative financial instruments to reduce its exposure to adverse fluctuations in interest and foreign exchange rates. Financial instruments are not used for trading purposes.

     The Company and its subsidiaries utilize forward foreign currency exchange contracts to minimize the impact of currency movements, principally on anticipated intercompany inventory purchases and loans denominated in currencies other than their functional currencies.

     The Company may enter into interest rate swap agreements to limit the effect of increases in the interest rates on any floating rate debt. The differential is accrued as interest rates change and is recorded in interest expense.

  Revenue Recognition

     Revenues from product sales are recognized at the time of shipment.

  Research and Development

     Research and development costs are charged to operations in the year incurred and totaled $1,926,000 in 1997. The costs incurred in 1996 and 1995 were not material.

  Income Taxes

     Deferred income taxes are recognized based on the expected future tax consequences of differences between the financial statement and tax bases of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

  Foreign Currency Translation

     Transactions arising in foreign currencies have been translated at rates of exchange in effect at the dates of the transactions. Gains or losses during the year have been included in net income. Assets and liabilities of foreign affiliates are translated at current exchange rates, and income statement accounts are translated at the average rates during the period. Related translation adjustments are reported as a component of stockholders' equity.

                 CHICAGO MINIATURE LAMP, INC. AND SUBSIDIARIES

  Stock Splits and Recapitalization

     The Company effected a 99-for-1 recapitalization on December 1, 1994, and a stock split effected in the form of a dividend of 0.716-for-1 in February 1995. On August 5, 1996, the Company approved a three-for-two stock split of its outstanding common stock to be effected in the form of a 50% stock dividend. The dividend was paid on August 27, 1996, to shareholders of record August 16, 1996.

     On February 11, 1998, the Company approved a three-for-two stock split of its outstanding common stock to be effected in the form of a 50% stock dividend. The dividend is to be paid on March 6, 1998 to shareholders of record February 23, 1998.

     All share and per share data have been adjusted to reflect these stock splits and recapitalization as of the earliest period presented.

  Stock-Based Compensation

     Stock-based compensation awards are accounted for under APB Opinion No. 25 Accounting for Stock Issued to Employees. In October 1995, Statement of Financial Accounting Standards No. 123 (FASB No. 123), Accounting for Stock-Based Compensation was issued. FASB No. 123 establishes an alternative method of accounting for stock-based employee compensation plans (Note 10).

  Earnings Per Common Share

     Pursuant to certain Securities and Exchange Commission requirements, earnings per common share have been computed giving retroactive effect to the stock dividends and recapitalization described above.

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share, which is required to be adopted by the Company in fiscal 1998. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating earnings per share, the dilutive effect of stock options will be excluded from basic earnings per share, but included in the computation of diluted earnings per share. The Company has historically excluded the dilutive effect of common stock equivalents in the calculation of primary and fully diluted earnings per share as the effect has been less than 3%. As such, basic earnings per share under the new standard will remain unchanged from primary earnings per share. The impact on diluted earnings per share for the year ended November 30, 1997 is not expected to be material.

  Segment Reporting

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (Statement 131), which is effective for years beginning after December 15, 1997. Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Statement 131 is effective for financial statements for fiscal years beginning after December 15, 1997, and therefore the company will adopt the new requirements retroactively in 1998. Management has not completed its evaluation of Statement 131, but does not anticipate that the adoption of this statement will have a significant effect on the Company's reported segments.

  Reclassifications

     Certain amounts in the 1996 and 1995 financial statements have been reclassified to conform with the 1997 presentation.

                 CHICAGO MINIATURE LAMP, INC. AND SUBSIDIARIES

3.  PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment consists of the following:

                                                              NOVEMBER 30,    DECEMBER 1,
                                                                  1997           1996
                                                              ------------    -----------
                                                                (DOLLARS IN THOUSANDS)
Land........................................................    $  8,051        $ 2,857
Buildings and improvements..................................      66,726         13,114
Machinery and equipment.....................................     189,748         35,074
Molds.......................................................      10,662          5,999
Furniture and fixtures......................................       6,493            747
                                                                --------        -------
                                                                 281,680         57,791
Less: Accumulated depreciation..............................      12,030          5,640
                                                                ========        =======
                                                                $269,650        $52,151
                                                                ========        =======

4.  DEBT

     Debt consists of the following:

                                                              NOVEMBER 30,    DECEMBER 1,
                                                                  1997           1996
                                                              ------------    -----------
                                                                (DOLLARS IN THOUSANDS)
Operating revolving credit loan, due October 30, 1998,
  unless extended, interest payable monthly at LIBOR plus
  2.25%, repaid in 1997.....................................    $     --        $ 3,636
Short-term notes denominated in Japanese yen due August and
  November 1997.............................................          --         21,560
Acquisition and other revolving credit loans, due August 31,
  2002, variable interest payable quarterly.................     183,375             --
Note payable to bank, due in full in 1998, interest payable
  monthly at LIBOR plus 1.5%................................       8,418             --
Acquisition loan, due October 30, 1998, unless extended,
  interest payable at LIBOR plus 2.25%, repaid in 1997......          --          1,893
Other loans, due in monthly installments plus interest at
  rates of 4.8% to 8.0%.....................................       8,462          2,786
Lines of credit with interest payable monthly at average
  rate of 7.5%, repaid in 1997..............................          --            906
                                                                --------        -------
                                                                 200,255         30,781
Less: Current portion.......................................      14,821         25,174
                                                                ========        =======
                                                                $185,434        $ 5,607
                                                                ========        =======

     On September 8, 1997, the Company entered into a $250,000,000 credit agreement that provides for acquisition loans, a maximum of $15,000,000 under letters of credit and bankers' acceptances, revolving loans, and a maximum of $10,000,000 in swing loans. Borrowings under this agreement, which expires August 31, 2002, totaled $183,375,000 at November 30, 1997. The U.S. dollar loans bear interest at LIBOR (6.03% at November 30, 1997) plus a margin or prime (8.5% at November 30, 1997) plus a margin, payable quarterly. Foreign-denominated loans bear interest at local spot rates. The interest rate margin (1.5% for LIBOR loans and .5% for prime loans at November 30, 1997) fluctuates based on the Company's leverage ratio. The

                 CHICAGO MINIATURE LAMP, INC. AND SUBSIDIARIES agreement provides for a quarterly commitment fee (.25% to .375%), based on the Company's leverage ratio. Mandatory prepayments are required upon the occurrence of certain events, as defined in the agreement.

     The credit agreement is secured by substantially all the Company's assets and requires the Company to comply with a number of affirmative and negative covenants. Among other things, the credit agreement requires the Company to satisfy certain financial tests and ratios and restricts the payment of cash dividends.

     At November 30, 1997, long-term debt includes $18,977,000 denominated in Deutsche Marks and $3,311,000 denominated in Belgian Francs under the credit agreement. The Deutsche Mark loan bears interest at 5.35% per annum and the Belgian Franc loan bears interest at 5.40% per annum. The amounts outstanding at November 30, 1997, have been adjusted based on the exchange rate at that date and an unrealized gain of $401,000 has been recorded.

     Interest expense was $5,238,000, $936,000, and $1,155,000 for the years ended November 30, 1997, December 1, 1996 and December 3, 1995, respectively.

     As of November 30, 1997, annual debt principal payments required were as follows:

                                                                     (DOLLARS IN
                                                                      THOUSANDS)
                                                                     -----------
  1998........................................................         $ 14,821
  1999........................................................            1,000
  2000........................................................              191
  2001........................................................              191
  2002........................................................          183,566
  Thereafter..................................................              486
                                                                       --------
                                                                       $200,255
                                                                       ========

5.  INCOME TAXES

     The following is a summary of income before income taxes:

                                                                    YEAR ENDED
                                                     ----------------------------------------
                                                     NOVEMBER 30,   DECEMBER 1,   DECEMBER 3,
                                                         1997          1996          1995
                                                     ------------   -----------   -----------
                                                              (DOLLARS IN THOUSANDS)
Domestic operations................................    $14,005        $ 9,280       $ 8,289
Foreign operations.................................     14,527         10,185         3,169
                                                       =======        =======       =======
                                                       $28,532        $19,465       $11,458
                                                       =======        =======       =======

                 CHICAGO MINIATURE LAMP, INC. AND SUBSIDIARIES

     The following is a summary of the provision for income taxes:

                                                                    YEAR ENDED
                                                     ----------------------------------------
                                                     NOVEMBER 30,   DECEMBER 1,   DECEMBER 3,
                                                         1997          1996          1995
                                                     ------------   -----------   -----------
                                                              (DOLLARS IN THOUSANDS)
Federal:
  Current..........................................    $ 7,729        $3,082        $2,278
  Deferred.........................................     (3,002)          632            77
                                                       -------        ------        ------
                                                         4,727         3,714         2,355
State:
  Current..........................................      1,005           425           408
  Deferred.........................................       (413)          (49)          (26)
                                                       -------        ------        ------
                                                           592           376           382
Foreign:
  Current..........................................      1,951         1,615           152
  Deferred.........................................        321           324           104
                                                       -------        ------        ------
                                                         2,272         1,939           256
                                                       =======        ======        ======
                                                       $ 7,591        $6,029        $2,993
                                                       =======        ======        ======

     The Company's manufacturing facility in Costa Rica is operated under a tax holiday, which expires in 2005. The impact of this tax holiday was an increase to net income of $1,393,000 or $.05 per share for the year ended November 30, 1997, $1,309,000 or $.05 per share for the year ended December 1, 1996, and $742,000 or $.04 per share for the year ended December 3, 1995.

     A reconciliation between the provision for income taxes computed at statutory rates and the amount reflected in the accompanying consolidated statements of operations is as follows:

                                                                    YEAR ENDED
                                                     ----------------------------------------
                                                     NOVEMBER 30,   DECEMBER 1,   DECEMBER 3,
                                                         1997          1996          1995
                                                     ------------   -----------   -----------
                                                              (DOLLARS IN THOUSANDS)
Computed federal tax provision at statutory
  rates............................................    $ 9,986        $ 6,618       $3,896
Increase (decrease) in taxes resulting from:
  Amortization of goodwill.........................         86             35           24
  Nonstatutory stock options.......................       (185)            --           --
  State income taxes, net of federal benefit.......        396            205          252
  Effect of different income taxes of other
     countries.....................................       (573)        (1,484)        (841)
  Utilization of net operating loss
     carryforwards.................................     (2,211)            --           --
  Other............................................         92            655         (338)
                                                       =======        =======       ======
                                                       $ 7,591        $ 6,029       $2,993
                                                       =======        =======       ======

                 CHICAGO MINIATURE LAMP, INC. AND SUBSIDIARIES

     The significant items comprising deferred tax liabilities are as follows:

                                                              NOVEMBER 30,   DECEMBER 1,
                                                                  1997          1996
                                                              ------------   -----------
                                                                (DOLLARS IN THOUSANDS)
Assets:
  Net operating loss carryforwards..........................    $ 46,065       $    --
  Reserves..................................................       5,181           217
  Other.....................................................         416           322
                                                                --------       -------
          Total assets......................................      51,662           539
Liabilities:
  Differences between book and tax bases of depreciable
     assets.................................................      (9,984)       (5,873)
  Other.....................................................      (2,383)         (782)
                                                                --------       -------
          Total liabilities.................................     (12,367)       (6,655)
                                                                --------       -------
                                                                  39,295        (6,116)
Less: Valuation allowance for net operating loss
  carryforwards.............................................     (44,827)           --
                                                                ========       =======
Net deferred tax liabilities................................    $ (5,532)      $(6,116)
                                                                ========       =======

     SLI had net operating loss (NOL) carryforwards for tax purposes of approximately $144,806,000 at September 1, 1997. The valuation allowance originated in 1997 upon the acquisition of SLI (see Note 1) and has been reduced through the utilization of NOL carryforwards of $2,211,000. SLI has NOL carryforwards for tax purposes of approximately $135,977,000 at November 30, 1997, of which approximately $37,900,000 expire through 2007 and $98,077,000 do not expire. Approximately 25% of these NOL carryforwards relate to operations in France (which expire through 2002), approximately 25% relate to operations in Belgium (which do not expire) and the remaining NOL carryforwards relate to operations in various other tax jurisdictions outside the United States.

     Bruckner had NOL carryforwards for tax purposes of approximately $1,906,000 at January 7, 1997 (see Note 1). Bruckner has NOL carryforwards for tax purposes of approximately $2,295,000 at November 30, 1997, which do not expire.

6.  ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                              NOVEMBER 30,   DECEMBER 1,
                                                                  1997          1996
                                                              ------------   -----------
                                                                (DOLLARS IN THOUSANDS)
Payroll and related expenses................................    $ 27,596       $   319
Warranty and customer rebates...............................      27,036            --
Restructuring expenses......................................      17,147            --
Value-added taxes payable...................................       7,249            --
Other.......................................................      28,588        12,588
                                                                --------       -------
                                                                $107,616       $12,907
                                                                ========       =======

                 CHICAGO MINIATURE LAMP, INC. AND SUBSIDIARIES

7.  OTHER LONG-TERM LIABILITIES

     Other long-term liabilities consist of the following:

                                                              NOVEMBER 30,   DECEMBER 1,
                                                                  1997          1996
                                                              ------------   -----------
Pension.....................................................    $18,240        $   --
Restructuring expenses......................................     18,831            --
Other.......................................................     24,966         1,542
                                                                =======        ======
                                                                $62,037        $1,542
                                                                =======        ======

8.  RESTRUCTURING

     In fiscal 1997, the Company approved a restructuring plan which resulted in a charge of approximately $5.1 million. This restructuring plan was put into effect to consolidate certain operations, reduce operating cost structure and improve future operating results. The provision relates to the consolidation of certain North American and European operations and includes costs associated with the excess of net book value over estimated recoverable value for certain assets, severance payments, and the probable closure or transfer of certain assets.

     Additionally, the Company approved a restructuring plan as part of the SLI purchase in fiscal 1997. The purchase liabilities recorded included approximately $16.8 million for severance and related costs and $8.2 million for costs associated with the shutdown and consolidation of certain acquired facilities. At November 30, 1997, liabilities for approximately $16.2 million in severance costs and $8.2 million for facility-related costs remained on the balance sheet. The Company expects to substantially complete its termination of employees and consolidation of facilities by the end of fiscal 1999.

9.  COMMITMENTS

  Leases

     The Company leases certain facilities and equipment under operating lease and sublease agreements that expire at various dates from the current year to 2010. As of November 30, 1997, the aggregate minimum future commitments under operating leases are as follows:

                                                              (DOLLARS IN THOUSANDS)
1998........................................................         $ 5,277
1999........................................................           4,292
2000........................................................           3,020
2001........................................................           2,317
2002........................................................           1,813
Thereafter..................................................           4,977
                                                                     =======
                                                                     $21,696
                                                                     =======

     Rent expense for the years ended November 30, 1997, December 1, 1996, and December 3, 1995, was $2,846,000, $948,000 and $593,000, respectively.

                 CHICAGO MINIATURE LAMP, INC. AND SUBSIDIARIES

10.  STOCK OPTION PLAN

     In January 1995, the Company's Board of Directors approved a stock option plan for up to 675,000 shares (amended to 3,000,000 shares on July 2, 1997) of common stock. The plan provides for the granting of both incentive stock options (as defined in section 422 of the Internal Revenue Code) and nonqualified stock options. Options may be granted under the plan on such terms and at such prices as determined by the Board of Directors, except that the per share exercise price of incentive stock options cannot be less than the fair market value of the common stock on the date of grant. Each option will be exercisable after the period or periods specified in the option agreement, but no option may be exercisable after the expiration of 10 years from the date of grant.

     In September 1997, the Board of Directors approved the Special 1997 Stock Option Plan for up to 3,000,000 shares of common stock. The plan provides for the granting of incentive stock options to employees outside the U.S. and Canada and certain other persons. The Board of Directors may determine the terms and prices of each grant, except that no option may be exercisable after the expiration of 10 years from the date of grant. The Board granted options for 2,026,500 shares under this plan in September 1997.

     The Company has elected to follow APB No. 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB No. 123 requires use of option valuation models that were not developed for the use in valuing employee stock options. Pro forma information regarding net income is required by FASB No. 123, which also requires that the information be determined as if the Company had accounted for the employee stock options granted subsequent to December 3, 1995, under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the years ended November 30, 1997 and December 1, 1996, respectively: risk-free interest rates of 6.1% and 6.5%; no dividend yield; and a weighted-average expected life of the option of 7 years. The volatility factor was assumed to be 0.3.

     The Black-Scholes option valuation model was developed for the use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's option, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the respective option. Because FASB No. 123 is applicable only to options granted subsequent to December 3, 1995, its pro forma impact will not be fully reflected until 2000. The Company's pro forma net income and pro forma net income per share on a historical basis would be $18,248 and $.63 and $13,039 and $.54 and $8,174 and $.39 for the years ended November 30, 1997, December 1, 1996, and December 3, 1995, respectively.

                 CHICAGO MINIATURE LAMP, INC. AND SUBSIDIARIES

     The table below summarized option activity through November 30, 1997:

                                                                                   WEIGHTED-
                                                                                    AVERAGE
                                                   NUMBER OF   RANGE OF EXERCISE   EXERCISE
                                                    OPTIONS         PRICES           PRICE
                                                   ---------   -----------------   ---------
Outstanding at November 27, 1994.................         --                 --          --
Options granted during 1995......................    517,500    $5.555 -  7.889     $ 6.471
                                                   ---------
Outstanding at December 3, 1995..................    517,500     5.555 -  7.889       6.471
Options granted during 1996......................    339,750     9.111 - 15.554      13.257
Options exercised during 1996....................   (116,391)    5.555 -  7.167       6.440
Options canceled during 1996.....................   (198,752)    5.555 -  9.111       7.568
                                                   ---------
Outstanding at December 1, 1996..................    542,107     5.555 - 15.554      10.328
Options granted during 1997......................  3,086,700    12.917 - 18.667      17.810
Options exercised during 1997....................   (111,606)    5.555 - 12.667       8.449
Options canceled during 1997.....................    (61,425)   12.667 - 18.667      14.165
                                                   =========
Outstanding at November 30, 1997.................  3,455,776     5.555 - 18.667      17.003
                                                   =========

     355,765 options were exercisable at November 30, 1997, at a weighted average exercise price of $10.175.

11.  EMPLOYEE BENEFIT PLANS

  Defined Benefit Plans

     The Company sponsors separate noncontributory, defined-benefit pension plans (the Plans) covering eligible employees, including employees in foreign countries. The domestic plans cover union employees of Chicago Miniature Lamp, Inc. (formerly Industrial Devices, Inc.) and substantially all employees of Fredon. As a result of the SLI acquisition in 1997, the Company also has plans covering employees in various foreign locations. The principal locations are Germany, the United Kingdom, and Switzerland. Benefits are based on years of service and compensation. The Plans' 1997 and 1996 combined funded status (based on the most recent valuations) and the amounts recognized in the accompanying consolidated balance sheets are as follows:

                                                              NOVEMBER 30,   DECEMBER 1,
                                                                  1997          1996
                                                              ------------   -----------
                                                                (DOLLARS IN THOUSANDS)
Actuarial present value of benefit obligations:
  Vested benefits...........................................    $ 49,099       $1,094
  Nonvested benefits........................................       2,143          117
                                                                --------       ------
Accumulated benefit obligation..............................      51,242        1,211
  Effect of future salary increases.........................       5,762           57
                                                                --------       ------
Projected benefit obligation................................      57,004        1,268
Plan assets at fair value, primarily common stocks and fixed
  income securities.........................................      41,879        1,063
                                                                --------       ------
Plan assets less than projected benefit obligation..........     (15,125)        (205)
Unrecognized transition amount..............................          75           80
Unrecognized net (gain) loss................................       1,196          141
Unamortized prior service cost..............................          14           16
                                                                ========       ======
(Accrued) prepaid pension cost..............................    $(13,840)      $   32
                                                                ========       ======

                 CHICAGO MINIATURE LAMP, INC. AND SUBSIDIARIES

     The components of net periodic pension cost for the significant locations are as follows:

                                                                    YEAR ENDED
                                                     ----------------------------------------
                                                     NOVEMBER 30,   DECEMBER 1,   DECEMBER 3,
                                                         1997          1996          1995
                                                     ------------   -----------   -----------
                                                              (DOLLARS IN THOUSANDS)
Service cost.......................................     $  608         $ 44          $ 99
Interest cost on projected benefit obligation......      1,149           81            67
Actual return on plan assets.......................       (814)         (63)          (71)
Net amortization and deferral......................         --           (7)           12
                                                        ======         ====          ====
Net pension cost...................................     $  943         $ 55          $107
                                                        ======         ====          ====

     The assumptions used for the significant locations were as follows:

                                                      1997           1996          1995
                                                  ------------   ------------   -----------
                                                                 (U.S. ONLY)    (U.S. ONLY)
Discount rate used to determine present value of
  the projected benefit obligations.............  4.5% to 7.5%   6.5% to 7.5%       7.5%
Expected long-term rate of return on assets.....  5.0% to 8.5%   6.5% to 9.0%       9.0%
Assumed rate of increase in future compensation
  levels........................................  2.5% to 5.0%       5.0%           5.0%

     Alba and Bruckner also maintain defined benefit plans with benefit obligations of approximately $4.4 million and $3.2 million at November 30, 1997 and December 1, 1996, respectively. The pension expense for these plans, consisting primarily of interest cost, for the periods ended November 30, 1997 and December 1, 1996 was $344,000 and $124,000. The Alba plan was suspended in 1996.

  Defined Contribution Plans

     The Company sponsors a number of defined contribution plans. Participation in these plans is available to all U.S. non-union employees and employees in various other countries. Company contributions to these plans are based on either a percentage of employee contributions or on a specified amount per hour based on the provisions of each plan. The Company's expense under these plans was approximately $650,000, $38,000, and $41,000 for the years ended November 30, 1997, December 1, 1996 and December 3, 1995, respectively.

12.  CAPITAL STOCK

     In December 1996, the Company amended its Articles of Incorporation to increase the authorized shares of common stock to 100,000,000 shares.

     At November 30, 1997, 5,772,003 shares of common stock have been reserved for future issuance upon the exercise of stock options.

13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

  Interest Rate Risk Management

     The Company uses interest rate swaps to reduce the impact on interest expense of fluctuating interest rates on its variable rate debt. Under the Company's interest rate swap agreement, the Company agreed with the counterparty to exchange, at quarterly intervals, the difference between the Company's fixed pay rate and the counterparty's variable pay rate of three-month LIBOR. At November 30, 1997, the notional principal amounts of fixed interest rate swap agreements was $40 million having a fixed rate of 5.82%.

                 CHICAGO MINIATURE LAMP, INC. AND SUBSIDIARIES

     In connection with the interest swap agreement, the Company sold an option to the counterparty whereby the counterparty may terminate the swap agreement on January 29, 1999. The fair value of the option at November 30, 1997, was estimated to be approximately $388,000.

  Foreign Exchange Risk Management

     The Company hedges certain foreign currency transactions and firm foreign currency commitments by entering into forward exchange contracts (forward contracts). Gains and losses associated with currency rate changes on forward contracts hedging foreign currency transactions are recorded currently in income. Gains and losses on forward contracts hedging firm foreign currency commitments are deferred off-balance sheet and included as a component of the related transaction, when recorded; however, a loss is not deferred if deferral would lead to the recognition of a loss in future periods. The aggregate foreign exchange gains recorded in 1997 and 1996 were approximately $1,664,000 and $1,283,000, respectively.

     The forward contracts have maturities of one to 12 months. The counterparties to the Company's forward contracts consist of a number of major international financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis and management believes they present no significant credit risk to the Company.

     At November 30, 1997 and December 1, 1996, the Company had foreign currency forward contracts with notional amounts totaling $28.8 million and $8 million, respectively.

  Fair Value of Financial Instruments

     The carrying amount of cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, and accruals are a reasonable estimate of their fair value due to the short-term nature of these instruments. The Company's domestic long-term borrowings have variable interest rates and carrying value approximates fair value at November 30, 1997. The following table summarizes the estimated fair value of the Company's remaining financial instruments at November 30, 1997 and December 1, 1996:

                                                        1997                 1996
                                                 ------------------   ------------------
                                                 CARRYING    FAIR     CARRYING    FAIR
                                                  AMOUNT     VALUE     AMOUNT     VALUE
                                                 --------   -------   --------   -------
                                                         (DOLLARS IN THOUSANDS)
ASSETS
Foreign currency forward contracts.............  $  (657)   $  (681)  $    --    $ 7,801
Short-term Yen-denominated loans...............       --         --    21,560     21,560
Long-term foreign denominated loans............   22,289     22,289        --         --

14.  SELECTED QUARTERLY FINANCIAL DATA

     The following is a summary of unaudited quarterly financial data for the fiscal years ended November 30, 1997 and December 1, 1996.

                                                         FIRST    SECOND     THIRD     FOURTH
                                                        QUARTER   QUARTER   QUARTER   QUARTER
                                                        -------   -------   -------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
1997
Net sales.............................................  $34,130   $51,861   $45,826   $198,142
Gross margin..........................................   10,043    14,645    13,898     59,440
Net income............................................    4,985     4,811     3,184      7,961
Net income per common share...........................      .17       .17       .11        .28
1996
Net sales.............................................  $19,401   $22,126   $25,091   $ 27,553
Gross margin..........................................    6,520     7,764     8,682     10,058
Net income............................................    2,471     2,903     3,106      4,956
Net income per common share...........................      .11       .12       .13        .19

                 CHICAGO MINIATURE LAMP, INC. AND SUBSIDIARIES

15.  GEOGRAPHIC SEGMENT INFORMATION

     Prior to February 1995, the Company's operations were solely in the United States. As described in Note 1, the Company made acquisitions during fiscal 1995 in Canada, the United Kingdom, and commenced operations in Costa Rica and during fiscal 1996 in Germany. The SLI acquisition in fiscal 1997 expanded operations of the Company to include Western Europe, Latin America, and Australia.

     Financial information as of and for the years ended November 30, 1997, December 1, 1996, and December 3, 1995, summarized by geographic area, is as follows:

                             UNITED                          ASIA      LATIN
                             STATES    CANADA     EUROPE    PACIFIC   AMERICA   ELIMINATIONS   CONSOLIDATED
                            --------   -------   --------   -------   -------   ------------   ------------
                                                                                  (DOLLARS IN THOUSANDS)
1997
TOTAL REVENUES
Unaffiliated customers....  $129,120   $14,605   $135,719   $15,621   $34,894     $     --       $329,959
Interarea transfers.......        --       105      9,956       112     1,718      (11,891)            --
                            --------   -------   --------   -------   -------     --------       --------
Total.....................  $129,120   $14,710   $145,675   $15,733   $36,612     $     --       $329,959
                            ========   =======   ========   =======   =======     ========       ========
Income from operations....  $  8,582   $ 3,039   $  6,880   $ 1,145   $ 7,716     $     --       $ 27,362
                            ========   =======   ========   =======   =======     ========       ========
ASSETS
Identifiable assets.......  $107,228   $10,459   $429,418   $32,602   $51,405     $     --       $631,112
Corporate assets..........    20,549        --         --        --        --           --         20,549
                            --------   -------   --------   -------   -------     --------       --------
Total assets..............  $127,777   $10,459   $429,418   $32,602   $51,405     $     --       $651,661
                            ========   =======   ========   =======   =======     ========       ========
1996
TOTAL REVENUES
Unaffiliated customers....  $ 49,843   $13,084   $ 22,801   $    --   $ 8,443     $     --       $ 94,171
Interarea transfers.......       203       (53)     2,894        --        --       (3,044)            --
                            --------   -------   --------   -------   -------     --------       --------
Total.....................  $ 50,046   $13,031   $ 25,695   $    --   $ 8,443     $ (3,044)      $ 94,171
                            ========   =======   ========   =======   =======     ========       ========
Income from operations....  $  7,038   $ 2,683   $  4,574   $    --   $ 4,177     $     --       $ 18,472
                            ========   =======   ========   =======   =======     ========       ========
ASSETS
Identifiable assets.......  $ 41,255   $ 9,887   $ 50,080   $    --   $11,314     $     --       $112,536
Corporate assets..........    99,466        --         --        --        --           --         99,466
                            --------   -------   --------   -------   -------     --------       --------
Total assets..............  $140,721   $ 9,887   $ 50,080   $    --   $11,314     $     --       $212,002
                            ========   =======   ========   =======   =======     ========       ========
1995
TOTAL REVENUES
Unaffiliated customers....  $ 44,340   $ 7,064   $     --   $    --   $ 5,998     $     --       $ 57,402
Interarea transfers.......        --       138         --        --        --         (138)            --
                            --------   -------   --------   -------   -------     --------       --------
Total.....................  $ 44,340   $ 7,202   $     --   $    --   $ 5,998     $   (138)      $ 57,402
                            ========   =======   ========   =======   =======     ========       ========
Income from operations....  $  9,034   $   707   $     --   $    --   $ 2,473     $     --       $ 12,214
                            ========   =======   ========   =======   =======     ========       ========
ASSETS
Identifiable assets.......  $ 30,560   $ 9,429   $ 10,287   $    --   $ 7,104     $     --       $ 57,380
Corporate assets..........     2,150        --         --        --        --           --          2,150
                            --------   -------   --------   -------   -------     --------       --------
Total assets..............  $ 32,710   $ 9,429   $ 10,287   $    --   $ 7,104     $     --       $ 59,530
                            ========   =======   ========   =======   =======     ========       ========

                 CHICAGO MINIATURE LAMP, INC. AND SUBSIDIARIES

     Interarea transfers primarily represent shipments of work in process and finished goods inventory to subsidiaries and affiliates. These interarea shipments are made at transfer prices which approximate prices charged to unaffiliated customers and have been eliminated from consolidated net revenues. Corporate assets consist primarily of cash equivalents.

                                AUDITORS' REPORT

To the Shareholder of

CHICAGO MINIATURE LAMP (CANADA) INC.

     We have audited the balance sheet of CHICAGO MINIATURE LAMP (CANADA) INC. as at November 30, 1997 and December 1, 1996 and the statements of income, retained earnings and cash flows for the years then ended and the 244 days ended December 3, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at November 30, 1997 and the results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles in the United States.

                                                       Hards Pearson
Barrie, Ontario Canada,                                Chartered Accountants
December 31, 1997.

                      CHICAGO MINIATURE LAMP (CANADA) INC.

                                 BALANCE SHEETS
                                   CANADIAN $

                                                              NOVEMBER 30,   DECEMBER 1,
                                                                  1997          1996
                                                              ------------   -----------
                                         ASSETS
CURRENT
Cash........................................................  $ 1,476,387    $   985,424
Accounts Receivable.........................................    2,996,235      2,630,575
Inventory [note 3]..........................................    1,360,003      1,661,931
Prepaid expenses............................................       45,695         31,019
                                                              -----------    -----------
          TOTAL CURRENT ASSETS..............................    5,878,320      5,308,949
Fixed assets [note 4].......................................    8,007,320      6,779,361
Goodwill [note 5]...........................................    1,143,277      1,261,167
                                                              -----------    -----------
                                                              $15,028,917    $13,349,477
                                                              ===========    ===========
                          LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT
Accounts payable and accrued charges........................  $ 1,503,962    $ 1,350,297
Income taxes payable........................................       73,301        614,565
Due to related parties [note 6].............................    1,684,026      1,824,850
                                                              -----------    -----------
          TOTAL CURRENT LIABILITIES.........................    3,261,289      3,789,712
Accrued start-up costs......................................           --        333,058
Deferred income taxes.......................................    1,919,672      1,683,081
                                                              -----------    -----------
          TOTAL LIABILITIES.................................    5,180,961      5,805,851
SHAREHOLDER'S EQUITY
Capital stock [note 7]......................................    5,000,000      5,000,000
Retained earnings...........................................    4,847,956      2,543,626
                                                              -----------    -----------
          TOTAL SHAREHOLDER'S EQUITY........................    9,847,956      7,543,626
                                                              -----------    -----------
                                                              $15,028,917    $13,349,477
                                                              ===========    ===========

                             See accompanying notes

                      CHICAGO MINIATURE LAMP (CANADA) INC.

                              STATEMENTS OF INCOME
                                   CANADIAN $

                                                                   YEAR ENDED            244 DAYS
                                                           --------------------------      ENDED
                                                           NOVEMBER 30,   DECEMBER 1,   DECEMBER 3,
                                                               1997          1996          1995
                                                           ------------   -----------   -----------
NET SALES................................................  $19,465,058    $16,872,470   $9,491,312
Direct materials and labour..............................   10,661,542      9,710,805    5,044,746
                                                           -----------    -----------   ----------
Contributions to overhead................................    8,803,516      7,161,665    4,446,566
                                                           -----------    -----------   ----------
OVERHEAD COSTS
Manufacturing expenses...................................    2,686,135      2,557,412    1,800,479
Depreciation and amortization............................      587,045        491,816      344,552
                                                           -----------    -----------   ----------
                                                             3,273,180      3,049,228    2,145,031
Inventory change and capitalized variances...............      670,242       (290,943)     218,409
                                                           -----------    -----------   ----------
                                                             3,943,422      2,758,285    2,363,440
                                                           -----------    -----------   ----------
GROSS MARGIN.............................................    4,860,094      4,403,380    2,083,126
Distribution costs.......................................      120,702        117,504       80,258
Tooling income...........................................       (3,058)       (15,890)     (19,024)
                                                           -----------    -----------   ----------
GROSS PROFIT.............................................    4,742,450      4,301,766    2,021,892
Selling and marketing....................................           --             --       31,441
Administration...........................................      563,120        647,470      341,705
                                                           -----------    -----------   ----------
INCOME BEFORE INTEREST, FEES AND INCOME TAXES............    4,179,330      3,654,296    1,648,746
Interest on long-term debt...............................           --         55,662       84,475
Management fee...........................................      525,000        510,000      680,272
                                                           -----------    -----------   ----------
Income before provision for income taxes.................    3,654,330      3,088,634      883,999
                                                           -----------    -----------   ----------
Provision for income taxes
  Current................................................    1,180,000        946,100      188,893
  Deferred...............................................      170,000        152,907      141,107
                                                           -----------    -----------   ----------
                                                             1,350,000      1,099,007      330,000
                                                           -----------    -----------   ----------
NET INCOME FOR THE PERIOD................................  $ 2,304,330    $ 1,989,627   $  553,999
                                                           ===========    ===========   ==========

                            See accompanying notes.

                      CHICAGO MINIATURE LAMP (CANADA) INC.

                        STATEMENTS OF RETAINED EARNINGS
                                   CANADIAN $

                                                                     YEAR ENDED            244 DAYS
                                                             --------------------------      ENDED
                                                             NOVEMBER 30,   DECEMBER 1,   DECEMBER 3,
                                                                 1997          1996          1995
                                                             ------------   -----------   -----------
RETAINED EARNINGS, BEGINNING OF PERIOD.....................   $2,543,626    $  553,999     $     --
Net income for the period..................................    2,304,330     1,989,627      553,999
                                                              ----------    ----------     --------
RETAINED EARNINGS, END OF PERIOD...........................   $4,847,956    $2,543,626     $553,999
                                                              ==========    ==========     ========

                            See accompanying notes.

                      CHICAGO MINIATURE LAMP (CANADA) INC.

                            STATEMENTS OF CASH FLOWS
                                   CANADIAN $

                                                                  YEAR ENDED            244 DAYS
                                                          --------------------------      ENDED
                                                          NOVEMBER 30,   DECEMBER 1,   DECEMBER 3,
                                                              1997          1996          1995
                                                          ------------   -----------   -----------
OPERATING ACTIVITIES
Net income for the year.................................  $ 2,304,330    $ 1,989,627   $   553,999
Add charges to income not resulting in a current outlay
  of cash
Depreciation and amortization...........................      587,045        494,518       345,406
Deferred income taxes...................................      170,000        152,907       141,107
Net loss on sale of fixed assets........................        4,975         83,643     1,307,964
                                                          -----------    -----------   -----------
                                                            3,066,350      2,720,695     2,348,476
Net increase (decrease) in accrued start-up costs.......     (333,058)      (322,871)      655,929
Net change in non-cash working capital balances [note
  81]...................................................     (466,007)      (212,175)   (2,146,488)
                                                          -----------    -----------   -----------
CASH PROVIDED BY OPERATING ACTIVITIES...................    2,267,285      2,185,649       857,917
                                                          -----------    -----------   -----------
FINANCING ACTIVITIES
Net change in due to related parties....................     (140,824)        89,513     1,735,337
Net change in long-term debt............................           --       (793,400)      793,400
                                                          -----------    -----------   -----------
CASH USED IN FINANCING ACTIVITIES.......................     (140,824)      (703,887)    2,528,737
                                                          -----------    -----------   -----------
INVESTING ACTIVITIES
Adjustment to deferred taxes recorded upon
  amalgamation..........................................       66,591             --     1,389,067
Proceeds of share capital issuance......................           --             --     5,000,000
Assets received on amalgamation.........................           --             --    (7,403,324)
Goodwill recorded on amalgamation.......................           --             --    (1,323,602)
Adjustment to goodwill recorded on amalgamation.........       98,663             --            --
Purchase of fixed assets................................   (1,836,156)    (1,645,604)     (467,930)
Proceeds on disposal of fixed assets....................       35,404        234,954       333,447
                                                          -----------    -----------   -----------
CASH USED IN INVESTING ACTIVITIES.......................   (1,635,498)    (1,410,650)   (2,472,342)
                                                          -----------    -----------   -----------
NET INCREASE IN CASH DURING THE PERIOD..................      490,963         71,112       914,312
Cash, beginning of period...............................      985,424        914,312            --
                                                          -----------    -----------   -----------
CASH, END OF PERIOD.....................................  $ 1,476,387    $   985,424   $   914,312
                                                          ===========    ===========   ===========

                            See accompanying notes.

                      CHICAGO MINIATURE LAMP (CANADA) INC.

                       NOTES TO THE FINANCIAL STATEMENTS

1. OPERATIONS

     The company is a manufacturer and supplier of miniature light socket assemblies to the automotive industry. The assemblies are used primarily for instrument clusters, warning lights, climate control modules and courtesy lights.

ARTICLES OF AMENDMENT

     On May 9, 1997, the company filed articles of amendment to change its name to Chicago Miniature Lamp (Canada) Inc. The company was formerly known as Plastomer Inc.

AMALGAMATION

     On March 31, 1995, Industrial Devices Inc., a United States corporation acquired Plastomer Inc. At that time 1112637 Ontario Inc., 1124655 Ontario Inc. and Plastomer Inc. were amalgamated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the company have been prepared in accordance with generally accepted accounting principles, on a basis consistent with that of the preceding year. The following is a summary of the more significant accounting policies:

INVENTORY

     Inventory is valued at the lower of cost or net realizable value. Cost has been determined on the first-in, first-out basis. Net realizable value for finished goods has been defined as standard selling price less normal profit margin. Net realizable value for raw materials has been defined as net replacement cost.

FIXED ASSETS

     Based on purchase accounting, the fixed assets are stated at the lower of appraised value, as determined by appraisals dated April 5, 1995 and May 3, 1995, less accumulated depreciation and net recoverable amount. Additions after these dates are stated at the lower of cost less accumulated depreciation and net recoverable value. Depreciation is provided on the straight-line basis, with half rates applied in the year of acquisition, over the following periods:

Building....................................................    35 years
Machinery and equipment.....................................  5-20 years
Moulds and dies.............................................    10 years
Software....................................................     5 years

GOODWILL

     Goodwill is recorded at cost less accumulated amortization. Amortization is provided on the straight-line basis over a period of 40 years.

TRANSLATION OF FOREIGN CURRENCY

     Transactions arising in foreign currencies [principally United States dollars and British pounds] have been translated at rates of exchange in effect at the dates of the transactions. Monetary items denominated in foreign currencies have been translated at rates of exchange in effect at the balance sheet date. Gains or losses during the year have been included in net income.

                      CHICAGO MINIATURE LAMP (CANADA) INC.

3. INVENTORY

                                                                 1997         1996
                                                              ----------   ----------
Raw materials...............................................  $  820,977   $1,029,503
Work-in-progress and finished goods.........................     488,337      625,370
Capitalized variances.......................................     (49,310)     (27,175)
Tooling.....................................................      99,999       34,233
                                                              ----------   ----------
                                                              $1,360,003   $1,661,931
                                                              ==========   ==========

4. FIXED ASSETS

                                                                         1997                 1996
                                                               -------------------------   ----------
                                                               ACCUMULATED     NET BOOK     NET BOOK
                                                     COST      DEPRECIATION     VALUE        VALUE
                                                  ----------   ------------   ----------   ----------
Land............................................  $   75,000    $       --    $   75,000   $   75,000
Buildings.......................................   1,505,615       114,525     1,391,090    1,434,107
Machinery and equipment.........................   5,482,051       840,664     4,641,387    3,475,312
Moulds and dies.................................   1,543,212       282,589     1,260,623      884,760
Software........................................      62,656        31,301        31,355       42,700
Construction-in-progress........................     607,865            --       607,865      867,482
                                                  ----------    ----------    ----------   ----------
                                                  $9,276,399    $1,269,079    $8,007,320   $6,779,361
                                                  ==========    ==========    ==========   ==========

5. GOODWILL

                                                                 1997         1996
                                                              ----------   ----------
Cost........................................................  $1,224,939   $1,323,602
Less accumulated amortization...............................     (81,662)     (62,435)
                                                              ----------   ----------
                                                              $1,143,277   $1,261,167
                                                              ==========   ==========

6. DUE TO RELATED PARTIES

                                                                 1997         1996
                                                              ----------   ----------
CANADIAN DOLLARS
Due from Power Lighting Products, Inc.......................  $  (12,625)  $       --
BRITISH POUNDS
Due to Badalex Ltd..........................................      54,320       88,962
  Exchange..................................................      76,048      106,754
UNITED STATES DOLLARS
Chicago Miniature Lamp, Inc.................................   1,062,004    1,206,739
  Exchange..................................................     424,767      410,257
IDI Internacional, S.A. (Costa Rica)........................      58,558        9,058
  Exchange..................................................      20,954        3,080
                                                              ----------   ----------
                                                              $1,684,026   $1,824,850
                                                              ==========   ==========

     IDI Internacional, S.A. was paid $67,374 to provide sub-assembly services for the company's LED product line.

     The company purchased a piece of production equipment from Badalex Ltd. for $859,297.

                      CHICAGO MINIATURE LAMP (CANADA) INC.

     Both of the above sister corporations deal on terms that are substantially the same as to independent customers.

     Chicago Miniature Lamp, Inc. pays certain expenditures on behalf of the company and purchases finished goods. They also provide executive, information system and marketing services for which they receive a yearly management fee. Finished goods purchased in the year by this company were $154,189.

7.  CAPITAL STOCK

                                                                1997        1996
                                                              ---------   ---------
AUTHORIZED
Unlimited voting, 6% non-cumulative, redeemable, retractable
  Class AA special shares...................................
Unlimited common shares.....................................
ISSUED AND FULLY PAID
5,000,000 common shares.....................................  5,000,000   5,000,000
                                                              =========   =========

8.  NET CHANGE IN NON-CASH WORKING CAPITAL BALANCES

                                                                   YEAR ENDED             244 DAYS
                                                           ---------------------------      ENDED
                                                           NOVEMBER 30,   DECEMBER 1,    DECEMBER 3,
                                                               1997           1996          1995
                                                           ------------   ------------   -----------
Accounts receivable......................................   $(365,660)     $  10,922     $(2,641,497)
Income taxes receivable..................................          --        133,139        (136,047)
Inventory................................................     301,928       (205,552)     (1,456,379)
Prepaid expenses.........................................     (14,676)         3,637         (34,656)
Accounts payable and accrued charges.....................     153,665       (768,886)      2,122,091
Income taxes payable.....................................    (541,264)       614,565              --
                                                            ---------      ---------     -----------
                                                            $(466,007)     $(212,175)    $(2,146,488)
                                                            =========      =========     ===========

     Decreases in assets and increases in liabilities result in a source of funds. Increases in assets and decreases in liabilities result in a use of funds and are indicated by brackets.

9. PENSION PLAN

     Prior to July 31, 1997 the company maintained a defined benefit pension plan of which substantially all employees are members. Current and past service costs are charged to income as incurred and funded as required by actuarial valuations.

     The most recent triennial actuarial valuation, scheduled for January 1, 1997 is not yet complete. However, the plan's most recent financial statements as at December 31, 1996 indicate a surplus of $89,335.

     The pension expense, all for current service costs, is $62,579
[1996 -- $96,837 and 1995 -- $96,506]. Effective July 1, 1997 the company introduced a Group Registered Retirement Savings Plan and began the process of winding-up the defined benefit plan. The accumulated net assets of the defined benefit plan will be distributed to the members for transfer to a "locked-in" Registered Retirement Savings Plan.

                      CHICAGO MINIATURE LAMP (CANADA) INC.

10. OPERATING LEASES

     Minimum lease payments over the next four years with respect to vehicle and office equipment operating leases are as follows:

1998........................................................  $20,828
1999........................................................   14,180
2000........................................................    9,826
2001........................................................    6,212
                                                              -------
                                                              $51,046
                                                              =======

11. CONTINGENT LIABILITY

     During the year, the company pledged an unlimited guarantee in favour of BANKBOSTON, N.A. over the indebtedness of its parent company, Chicago Miniature Lamp, Inc.

12. COMMITMENTS

     The company has committed to $739,500 of capital asset purchases for the coming year. Progress payments totaling $571,152 have been made to suppliers as a result of these commitments. These payments are included under "Construction-in-progress" [Note 4] in the financial statements.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
  Chicago Miniature Lamp, Inc.

     We have audited the accompanying consolidated balance sheets of Sylvania Lighting International B.V. and subsidiaries as of August 31, 1997, December 31, 1996 and December 31, 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the eight months ended August 31, 1997 and the years ended December 31, 1996 and December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sylvania Lighting International B.V. and subsidiaries at August 31, 1997, December 31, 1996 and December 31, 1995, and the consolidated results of their operations and their cash flows for the eight months ended August 31, 1997, and the years ended December 31, 1996 and December 31, 1995, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Chicago, Illinois
March 20, 1998

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                (L IN THOUSANDS)

                                                              AUGUST 31,   DECEMBER 31,   DECEMBER 31,
                                                                 1997          1996           1995
                                                              ----------   ------------   ------------
                                                ASSETS
Current assets:
  Cash and cash equivalents.................................   L 13,731      L 28,175       L 35,370
  Accounts receivable, less allowances for doubtful accounts
     of L4,113 in 1997, L4,547 in 1996 and L4,207 in 1995...     55,923        63,477         73,375
  Inventories...............................................     55,459        54,239         67,536
  Prepaid expenses and other................................     10,420        10,672         12,758
                                                               --------      --------       --------
          Total current assets..............................    135,533       156,563        189,039
Property, plant, and equipment, net.........................     40,266        40,232         41,294
Other assets:
  Goodwill, net of accumulated amortization.................      1,059         1,097            237
  Other intangible assets, net of accumulated
     amortization...........................................        159           162          1,100
  Deferred income taxes.....................................      1,557           576          1,433
                                                               --------      --------       --------
          Total assets......................................   L178,574      L198,630       L233,103
                                                               ========      ========       ========

                                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term notes payable..................................   L    815      L  2,187       L  4,054
  Current portion of long-term debt.........................      3,461         4,051          7,831
  Accounts payable..........................................     40,351        53,199         61,975
  Accrued expenses..........................................     37,659        38,608         43,791
  Income taxes payable......................................      2,913         2,115          2,442
                                                               --------      --------       --------
          Total current liabilities.........................     85,199       100,160        120,093
Long-term debt, less current portion........................     26,059        23,910         31,812
Other liabilities:
  Deferred income taxes.....................................      4,238         3,265          4,025
  Negative goodwill, net of accumulated amortization........     10,699        11,093            953
  Other long-term liabilities...............................     14,884        19,274         34,221
                                                               --------      --------       --------
          Total other liabilities...........................     29,821        33,632         39,199
Commitments and contingencies
Redeemable preference shares................................     12,595        12,959          8,989
Stockholders' equity:
  Ordinary shares -- A, NLG 1.00 par value -- Authorized --
     300,000 shares -- Issued and outstanding -- 60,000
     shares.................................................         24            24             24
  Ordinary shares -- B, NLG .35 par value -- Authorized  --
     200,000 shares -- Issued and outstanding -- 40,000
     shares.................................................          6             6              6
  Additional paid-in capital................................         35            35             35
  Retained earnings.........................................     35,907        36,345         34,585
  Foreign currency translation adjustment...................    (11,072)       (8,441)        (1,640)
                                                               --------      --------       --------
          Total stockholders' equity........................     24,900        27,969         33,010
                                                               --------      --------       --------
          Total liabilities and stockholders' equity........   L178,574      L198,630       L233,103
                                                               ========      ========       ========

   The accompanying notes are an integral part of these financial statements.

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                                (L IN THOUSANDS)

                                                           EIGHT MONTHS
                                                              ENDED               YEAR ENDED
                                                           ------------   ---------------------------
                                                            AUGUST 31,    DECEMBER 31,   DECEMBER 31,
                                                               1997           1996           1995
                                                           ------------   ------------   ------------
Net sales................................................    L213,894       L356,732       L370,667
Cost of products sold....................................     146,330        253,818        250,228
                                                             --------       --------       --------
Gross margin.............................................      67,564        102,914        120,439
Selling, general and administrative expenses.............      62,839         94,708         99,452
                                                             --------       --------       --------
Operating income.........................................       4,725          8,206         20,987
Other (income) expenses:
  Interest expense, net..................................       1,526          3,644          2,842
  Other, net.............................................         611           (415)           (11)
                                                             --------       --------       --------
Income before income taxes...............................       2,588          4,977         18,156
Income taxes.............................................       1,538          2,254          3,302
                                                             --------       --------       --------
Net income...............................................       1,050          2,723         14,854
Dividends on preference shares...........................       1,488            963            861
                                                             --------       --------       --------
Net income (loss) attributed to ordinary shareholders....    L   (438)      L  1,760       L 13,993
                                                             ========       ========       ========

   The accompanying notes are an integral part of these financial statements.

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (L IN THOUSANDS)

                                                   ORDINARY SHARES
                                                 -------------------                             FOREIGN
                                                 NUMBER                ADDITIONAL               CURRENCY
                                                   OF                   PAID-IN     RETAINED   TRANSLATION
                                                 SHARES    PAR VALUE    CAPITAL     EARNINGS   ADJUSTMENT
                                                 -------   ---------   ----------   --------   -----------
Balance at January 1, 1995.....................  100,000      L30         L35       L20,592     L (1,892)
Net income attributed to ordinary
  shareholders.................................       --       --          --        13,993           --
Translation adjustment.........................       --       --          --            --          252
                                                 -------      ---         ---       -------     --------
Balance at December 31, 1995...................  100,000       30          35        34,585       (1,640)
Net income attributed to ordinary
  shareholders.................................       --       --          --         1,760           --
Translation adjustment.........................       --       --          --            --       (6,801)
                                                 -------      ---         ---       -------     --------
Balance at December 31, 1996...................  100,000       30          35        36,345       (8,441)
Net loss attributed to ordinary shareholders...       --       --          --          (438)          --
Translation adjustment.........................       --       --          --            --       (2,631)
                                                 -------      ---         ---       -------     --------
Balance at August 31, 1997.....................  100,000      L30         L35       L35,907     L(11,072)
                                                 =======      ===         ===       =======     ========

   The accompanying notes are an integral part of these financial statements.

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (L IN THOUSANDS)

                                                           EIGHT MONTHS
                                                              ENDED               YEAR ENDED
                                                           ------------   ---------------------------
                                                            AUGUST 31,    DECEMBER 31,   DECEMBER 31,
                                                               1997           1996           1995
                                                           ------------   ------------   ------------
OPERATING ACTIVITIES
Net income...............................................    L  1,050       L  2,723       L 14,854
Adjustments to reconcile net income to net cash provided
  by (used for) operating activities:
  Depreciation and amortization..........................       4,979          4,770          4,051
  Amortization of negative goodwill......................        (394)          (591)           (54)
  Deferred income taxes..................................          (9)           (16)         2,147
  Changes in operating assets and liabilities:
     Accounts receivable.................................         636         (1,893)        12,267
     Inventories.........................................      (4,251)         4,929         (7,128)
     Prepaid expenses and other..........................        (407)            54         (7,928)
     Accounts payable....................................      (8,471)           (32)        (4,008)
     Accrued expenses....................................       1,640           (640)        (7,704)
     Income taxes payable................................         746           (287)           818
     Other long-term liabilities.........................      (3,330)           196         (4,358)
                                                             --------       --------       --------
Net cash provided by (used for) operating activities.....      (7,811)         9,213          2,957
INVESTING ACTIVITIES
Purchases of property, plant, and equipment..............      (6,123)        (8,914)       (15,715)
Acquisitions, net of cash acquired.......................                     (1,537)          (250)
                                                             --------       --------       --------
Net cash used for investing activities...................      (6,123)       (10,451)       (15,965)
FINANCING ACTIVITIES
Net repayments of lines of credit........................        (779)        (2,263)        (5,363)
Proceeds from borrowings.................................       9,193          7,164          6,472
Payments of long-term debt...............................      (5,442)        (8,437)          (684)
Dividends paid...........................................      (1,852)          (941)          (431)
                                                             --------       --------       --------
Net cash provided by (used for) financing activities.....       1,120         (4,477)            (6)
Effect of exchange rate changes on cash..................      (1,630)        (1,480)         1,482
                                                             --------       --------       --------
Net decrease in cash and cash equivalents................     (14,444)        (7,195)       (11,532)
Cash and cash equivalents, beginning of year.............      28,175         35,370         46,902
                                                             --------       --------       --------
Cash and cash equivalents, end of year...................    L 13,731       L 28,175       L 35,370
                                                             ========       ========       ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for:
  Interest...............................................    L  1,583       L  3,417       L  3,661
                                                             ========       ========       ========
  Income taxes...........................................    L    772       L  1,701       L    926
                                                             ========       ========       ========
Equipment capitalized under lease agreements.............    L     --       L    892       L  4,261
                                                             ========       ========       ========
Shareholder notes converted to redeemable preference
  shares.................................................    L     --       L  5,961       L     --
                                                             ========       ========       ========

   The accompanying notes are an integral part of these financial statements.

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND ACQUISITIONS

     Sylvania Lighting International B.V., (the Company or SLI) was incorporated in July 1992 and is registered in the Netherlands. Operations commenced in January 1993 with the acquisition of the international lighting business of GTE Corporation and GTE International Incorporated (SLI acquisition). The Company designs, manufactures and sells a complete line of lighting systems which are comprised of lamps and fixtures. The Company serves a diverse international customer base and markets, operates primarily in western Europe, Australia and Latin America and has major plants in 9 countries (outside the United States).

     Effective May 1, 1995, the assets of Nijssen Lighting Division B.V. were acquired for approximately L290,000 in cash.

     Effective June 30, 1995, the Company acquired all the assets and assumed certain liabilities of Lumiance O.Y. for total consideration of L261,000, including a loan payable of approximately L147,000 (repaid in 1995).

     On February 5, 1996, SLI acquired the assets and assumed certain liabilities of Kliktube Systems of Austrailia Pty. Ltd. and Kliktube Systems
(NZ) Ltd. for approximately L1,537,000.

     The above acquisitions were accounted for using the purchase method and the purchase price was allocated to assets acquired and liabilities assumed based on the estimated fair market value existing at the date of acquisition. The excess of purchase price over fair market value of net assets acquired is reflected in the accompanying consolidated balance sheets as goodwill. Goodwill of L243,000 and L914,000 was recorded in connection with the 1995 and 1996 acquisitions, respectively. The operating results of the above acquired businesses have been included in the accompanying statements of operations from the respective acquisition dates.

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

     These statements have been prepared in conformity with United States Generally Accepted Accounting Principles and are presented in pounds sterling
(L).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

INVENTORIES

     Inventories are stated at the lower cost, determined by the first in, first out (FIFO) method, or market. Inventories consist of the following (L in thousands):

                                                      AUGUST 31,   DECEMBER 31,   DECEMBER 31,
                                                         1997          1996           1995
                                                      ----------   ------------   ------------
                                                                   (IN THOUSANDS)
Raw materials.......................................   L11,729       L 9,407        L10,373
Work in process.....................................     5,321         5,454          6,795
Finished goods......................................    38,409        39,378         50,368
                                                       -------       -------        -------
                                                       L55,459       L54,239        L67,536
                                                       =======       =======        =======

PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment are stated at cost. The Company provides for depreciation using the straight-line method over the following estimated useful lives:

Buildings and improvements..................................  20-55 years
Machinery and equipment.....................................  10-16 years
Furniture and fixtures......................................    3-6 years

     Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining lease term.

GOODWILL

     Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired related to the business acquisitions. The Company periodically assesses whether a change in circumstances has occurred subsequent to an acquisition which would indicate whether the future useful life of an asset should be revised. The Company considers the future earnings potential of the acquired business in assessing the recoverability of goodwill. Goodwill is amortized on a straight-line basis over 20 years. Amortization expense was approximately L54,000, L38,000, and L6,000 for the eight months ended August 31, 1997 and for the years ended December 31, 1996 and 1995.

NEGATIVE GOODWILL

     Negative goodwill represents the excess of fair value of identifiable net assets acquired over the purchase price related to the business acquisition.

     Negative goodwill is amortized on a straight-line basis over 20 years. Amortization benefit was approximately L394,000, L591,000, and L54,000, for the eight months ended August 31, 1997 and for the years ended December 31, 1996, and 1995, respectively.

OTHER INTANGIBLE ASSETS

     Other intangible assets include the fair value of trademarks and patents acquired at the date of acquisition of the international lighting businesses of GTE Corporation and GTE International Incorporated. The carrying value of the intangible assets is regularly reviewed by management to determine if there has been any permanent impairment in value.

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

FINANCIAL INSTRUMENTS

     The Company uses derivative financial instruments to reduce its exposure to adverse fluctuations in foreign exchange rates. Financial instruments are not used for trading purposes.

     The Company and its subsidiaries utilize forward foreign currency exchange contracts to minimize the impact of currency movements, principally on anticipated intercompany inventory purchases and loans denominated in currencies other than their functional currencies.

REVENUE RECOGNITION

     Revenues from product sales are recognized at the time of shipment.

RESEARCH AND DEVELOPMENT

     Research and development costs are charged to operations in the year incurred and totaled L4,449,000, L6,674,000 and L6,948,000 for the eight months ended August 31, 1997 and for the years ended December 31, 1996 and 1995, respectively.

ADVERTISING COSTS

     Advertising costs are expensed as incurred and totaled L2,064,000, L5,053,000 and L7,698,000 for the eight months ended August 31, 1997 and the years ended December 31, 1996 and 1995, respectively.

INCOME TAXES

     Deferred income taxes are recognized based on the expected future tax consequences of differences between the financial statement and tax bases of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

FOREIGN CURRENCY TRANSLATION

     Transactions arising in foreign currencies have been translated at rates of exchange in effect at the dates of the transactions. Gains or losses during the year have been included in net income. Assets and liabilities of subsidiaries not located in the United Kingdom are translated at current exchange rates, and income statement accounts are translated at the average rates during the period. Related translation adjustments are reported as a component of stockholders' equity.

     Where the Company operates in countries with hyper-inflationary economies, adjustments are made to ensure the financial results fairly reflect the financial position of the foreign operation. The local currency financial results are recorded in a functional currency, monetary amounts being recorded at the balance sheet closing rate and non-monetary amount at historical rate ruling when the transaction occurred. The financial statements remeasured into the functional currency are then translated into sterling using the method above.

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

3.  PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment consists of the following:

                                                     AUGUST 31,   DECEMBER 31,   DECEMBER 31,
                                                        1997          1996           1995
                                                     ----------   ------------   ------------
                                                                 (L IN THOUSANDS)
Buildings and improvements.........................   L  7,645      L  7,673       L 7,723
Machinery and equipment............................     37,714        38,662        30,995
Furniture and fixtures.............................      7,097         3,530         3,282
Construction in progress -- equipment..............      4,340         1,959         6,305
                                                      --------      --------       -------
                                                        56,796        51,824        48,305
Less: Accumulated depreciation.....................    (16,530)      (11,592)       (7,011)
                                                      --------      --------       -------
                                                      L 40,266      L 40,232       L41,294
                                                      ========      ========       =======

4.  DEBT

DEBT CONSISTS OF THE FOLLOWING:

                                                      AUGUST 31,   DECEMBER 31,   DECEMBER 31,
                                                         1997          1996           1995
                                                      ----------   ------------   ------------
                                                                  (L IN THOUSANDS)
First German facility, FIBOR plus 1.25%.............   L 5,938       L 6,512        L  7,787
Second German facility, FIBOR plus 1.25%............     6,101         6,691           7,961
Swiss facility, LIBOR plus 1.5%.....................     5,000            --           7,000
First Belgian facility, LIBOR plus 1%...............     2,738         3,660           2,471
Second Belgian facility, LIBOR plus 1%..............     3,420         4,231           2,187
Shareholder notes payable...........................        --            --           6,943
All other credit facilities.........................     2,148         4,373           4,448
Capital lease obligations...........................     4,990         4,681           4,900
                                                       -------       -------        --------
                                                        30,335        30,148          43,697
Less: Current portion...............................    (4,276)       (6,238)        (11,885)
                                                       -------       -------        --------
                                                       L26,059       L23,910        L 31,812
                                                       =======       =======        ========

     Under each of the German facilities, the Company was initially granted five year credit lines (the "German Credit Lines") of up to DM 25,000,000 (L8,621,000 at the exchange-rate prevailing at August 31, 1997) and a short-term borrowing facility of DM 10,000,000 (L3,448,000 at the August 31, 1997 exchange rate). The German Credit Lines decreased during the period of the five year facility to L7,328,000 each at August 31, 1997. The German credit lines each had an interest rate of 4.55%, per annum at August 31, 1997.

     The Swiss facility initially provided for the Company to borrow up to L7,000,000 under a revolving facility repayable in full by January 1999. The facility was amended subsequently to limit the borrowings to L5,000,000. This facility bears interest at the rate of 8.57% per annum which rate is fixed through April 1998.

     Under the First Belgian facility, the Company was initially granted a credit line (the "First Belgian Credit Line") of up to Bfr. 240,000,000, (L4,007,000 at the exchange-rate prevailing at August 31, 1997) and three other facilities (the "First Belgian Additional Facilities") aggregating Bfr. 200,000,000 (L3,339,000 at the exchange rate prevailing at August 31, 1997). Under the Second Belgian facility, the Company was initially granted a credit line (the "Second Belgian Credit Line") of up to Bfr. 260,000,000 (L4,341,000 at the exchange rate prevailing at August 31, 1997) and three other facilities (the "Second Belgian Additional Facilities") aggregating Bfr. 160,000,000 (L2,671,000 at the exchange rate prevailing at August 31, 1997). The interest rate on the First and Second Belgian Credit Line was 4.41% at August 31, 1997. The First and

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

Second Belgian Additional Facilities are available for short-term borrowings or for guarantees of foreign currency contracts. These facilities have not been utilized by the Company as of August 31, 1997.

     Subsequent to, and as a result of, the acquisition of the Company by Chicago Miniature Lamp, Inc. (CML) (Note 15), the German Credit Lines, the First Belgian Credit Line and the Second Belgian Credit Line were terminated and repaid with the proceeds from intercompany loans from CML.

     The classification "All other credit facilities" primarily represents the borrowings under various local overdraft facilities of other Company locations. Such borrowings and related covenants are not individually material to the financial condition or results of operations of the Company. At August 31, 1997, the Company has available credit under these facilities of approximately L31,000,000 of which approximately L7,000,000 has been utilized by the Company.

     The remaining facilities require the Company to comply with a number of affirmative and negative covenants including satisfying certain financial tests and ratios.

     In addition, the Company had notes payable to shareholders at December 31, 1995. The original borrowings were made in January 1993 in connection with the SLI acquisition. Interest was capitalized to the notes until December 31, 1994. In December 1996, these notes and accrued interest were converted to 80,311 redeemable preference shares (Note 13).

     Interest expense was L1,746,000, L4,193,000, and L4,409,000 for the eight months ended August 31, 1997 and the years ended December 31, 1996 and December 31, 1995, respectively.

5.  INCOME TAXES

     The following is a summary of the provision for income taxes:

                                                   EIGHT MONTHS
                                                      ENDED               YEAR ENDED
                                                   ------------   ---------------------------
                                                    AUGUST 31,    DECEMBER 31,   DECEMBER 31,
                                                       1997           1996           1995
                                                   ------------   ------------   ------------
                                                                (L IN THOUSANDS)
Current..........................................     L1,440         L2,245         L1,131
Deferred.........................................         98              9          2,171
                                                      ------         ------         ------
                                                      L1,538         L2,254         L3,302
                                                      ======         ======         ======

     The Company's effective income tax rate differs from the statutory tax rate of the United Kingdom of 33% in 1995 and 1996 and from January 1, 1997 to March 31, 1997 (31% thereafter) primarily as a result of the nonrecognition of current tax losses in certain countries. Additional differences result from the effect of different income tax rates of other countries, the utilization of tax loss carryforwards and differences in book and tax bases of noncurrent assets and liabilities.

     The significant items comprising deferred tax assets and liabilities are tax loss carryforwards, reserves, and differences between book and tax bases of depreciable assets. A valuation allowance of approximately L31 million, L30 million and of L26 million, respectively, has been recorded at August 31, 1997 and December 31, 1996 and 1995.

     As of December 31, 1996, the last complete tax period of the Company, SLI had estimated loss carryforwards for tax purposes of approximately L91 million. Approximately 25% of these loss carryforwards relate to operations in France (a portion of which will expire through 2002), approximately 25% of these loss carryforwards relate to operations in Belgium (which do not expire) and the remaining loss carryforwards relate to operations in various other tax jurisdictions outside the United Kingdom.

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

6.  RESTRUCTURING

     The Company approved a restructuring plan as part of the SLI purchase business combination in fiscal 1993. The purchase liabilities recorded included approximately L26.7 million for severance and related costs and L13.4 million for costs associated with the shutdown and consolidation of certain acquired facilities. During 1996, L10.7 million of provision established in purchase accounting in connection with the SLI acquisition were reversed and recorded as negative goodwill, as management determined that these provisions were no longer necessary. At August 31, 1997, liabilities for approximately L1.0 million in severance costs and L2.1 million for facility-related costs remained on the balance sheet.

7.  COMMITMENTS

LEASES

     The Company leases certain facilities and equipment under operating lease and sublease agreements that expire at various dates from the current year to 2015. Certain of the agreements contain options to renew the leases for terms similar to those currently in effect. The Company also has capital lease obligations totaling L4,990,000 at August 31, 1997 which expire through December 2015. The current portion of the capital leases at August 31, 1997, is L485,000. As of August 31, 1997, the aggregate minimum future commitments under operating leases are as follows:

                                                             (L IN THOUSANDS)
                                                             ----------------
1998                                                             L 3,245
1999                                                               2,780
2000                                                               2,288
2001                                                               1,251
2002                                                                 950
Thereafter                                                         2,602
                                                                 -------
                                                                 L13,116
                                                                 =======

     Rent expense for the eight months ended August 31, 1997 and the years ended December 31, 1996 and December 31, 1995, was L4,550,000, L6,194,000 and
L5,703,000, respectively.

CAPITAL EXPENDITURES

     The Company has obligations for capital expenditures of approximately L3,100,000, L3,573,000 and L1,447,000 at August 31, 1997, December 31, 1996 and
December 31, 1995. In addition, the Company has an obligation to buy a plot of land for DM 2,103,750 at the option of the landowner. This option expires in 2015.

8.  CONTINGENCIES

     The Company has received amounts from financial institutions secured on trade receivables with recourse. These amounts totaled L7,194,000, L7,532,000 and L5,437,000 at August 31, 1997, December 31, 1996 and December 31, 1995,
respectively.

9.  RELATED PARTY TRANSACTION

     The Company had a monitoring and service agreement of US$500,000 per year with CVC Capital Partners Limited, a related party. In connection with the business combination described in Note 15, the amount accrued at August 31, 1997 (US$583,000) was paid in full and the agreement terminated.

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

10.  CONCENTRATIONS

     The Company purchased approximately 90% of its incandescent glass shells from a single supplier and approximately 80% of its fluorescent glass tubing from a second supplier, pursuant to long-term agreements.

     At August 31, 1997, approximately 46% of the Company's employees were covered by collective bargaining or similar agreements which expire at various times. The Company believes it has satisfactory relations with the bargaining units and therefore anticipates reaching new agreements on satisfactory terms as existing agreements expire.

11.  STOCK OPTIONS AND RIGHTS

     During 1996, the Chief Executive Officer (CEO) exercised his option to acquire 2,000 "A" ordinary shares and 1,980 preference shares at US$1 per ordinary share and US$100 per preference share (L0.62 and L62 at August 31, 1997, respectively).

     In addition, options had been granted to senior managers to subscribe for 0.25% of the equity of the Company in each class of shares at a price of US$2 per ordinary share and US$200 per preference share (L1.24 and L124, respectively at August 31, 1997) and, for a group of senior operating managers, 2% of the equity of the Company in each class of shares at a price of US$900 per ordinary share and US$100 per preference share (L558 and L62, respectively at August 31, 1997), upon a sale or listing of the Company, as defined in the shareholders' agreement. Upon exercise, these shares come from existing shareholders, so no shares had been reserved for issuance under the option plans. No options have been exercised at August 31, 1997. Effective with the sale of the Company in September 1997, these options were exercised.

12.  EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT PLANS

     The Company sponsors separate noncontributory, defined-benefit pension plans (the Plans) covering eligible employees, including employees in foreign countries. The principal locations are Germany, France, the United Kingdom, and Switzerland. Benefits are based on years of service and compensation. The Plans' August 31, 1997 and December 31, 1996 and 1995 combined funded status (based on the most recent valuations) and the amounts recognized in the accompanying consolidated balance sheets are as follows:

                                                      AUGUST 31,   DECEMBER 31,   DECEMBER 31,
                                                         1997          1996           1995
                                                      ----------   ------------   ------------
                                                                  (L IN THOUSANDS)
Actuarial present value of benefit obligations:
  Vested benefits...................................   L28,078       L28,963        L29,498
  Nonvested benefits................................     1,238         1,276          1,303
                                                       -------       -------        -------
Accumulated benefit obligation......................    29,316        30,239         30,801
Effect of future salary increases...................     3,585         3,699          3,767
                                                       -------       -------        -------
Projected benefit obligation........................    32,901        33,938         34,568
Plan assets at fair value, primarily common stocks
  and fixed income securities.......................    24,640        24,076         24,698
                                                       -------       -------        -------
Plan assets less than projected benefit
  obligation........................................     8,261         9,862          9,870
Unrecognized transition amount......................        --         2,609          2,907
Unrecognized net (gain) loss........................        --        (2,276)        (1,435)
Unamortized prior service cost......................        --            --             --
                                                       -------       -------        -------
Accrued pension cost................................   L 8,261       L10,195        L11,342
                                                       =======       =======        =======

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES

     The components of net periodic pension cost for the significant locations are as follows:

                                                   EIGHT MONTHS
                                                      ENDED               YEAR ENDED
                                                   ------------   ---------------------------
                                                    AUGUST 31,    DECEMBER 31,   DECEMBER 31,
                                                       1997           1996           1995
                                                   ------------   ------------   ------------
                                                             (DOLLARS IN THOUSANDS)
Service cost.....................................    L   791        L 1,265        L 1,353
Interest cost on projected benefit obligation....      1,675          2,532          2,375
Actual return on plan assets.....................     (1,218)        (1,936)        (1,651)
Net amortization and deferral....................       (206)          (218)          (168)
                                                     -------        -------        -------
Net pension cost.................................    L 1,042        L 1,643        L 1,909
                                                     =======        =======        =======

     The assumptions used for the significant locations were as follows:

                                                 1997          1996           1995
                                             ------------  -------------  -------------
Discount rate used to determine present
  value of the projected benefit
  obligations..............................  4.5% to 7.5%  4.5% to 9.0%   4.5% to 9.0%
Expected long-term rate of return on
  assets...................................  5.0% to 8.5%  5.0% to 10.0%  5.0% to 10.0%
Assumed rate of increase in future
  compensation levels......................  2.5% to 4.5%  2.5% to 6.0%   2.5% to 6.0%

DEFINED CONTRIBUTION PLANS

     The Company sponsors a number of defined contribution plans. Participation in these plans is available to employees in various countries. Company contributions to these plans are based on either a percentage of employee contributions or on a specified amount per hour based on the provisions of each plan. The Company's expense under these plans was approximately L927,000, L1,324,000, and L1,669,000 for the eight months ended August 31, 1997 and the years ended December 31, 1996 and December 31, 1995, respectively.

13.  CAPITAL STOCK

     The "A" ordinary shares each carry the right to cast 100 votes, the "B" ordinary shares each carry the right to cast 35 votes and the redeemable preference shares each carry the right to cast one vote.

     At August 31, 1997, the Company has issued 179,311 preference shares of which 99,000 were issued in 1993 and 80,311 were issued in December 1996 upon the conversion of notes payable to shareholders (Note 4).

     The preference shares are mandatorily redeemable January 29, 2003, at an amount equal to the face amount of the shares and any cumulative dividends (L13.3 million at August 31, 1997). Dividends were 10% in 1995 and in 1996 the articles of association were amended to fix the dividend rate at 12.5% per year. The amount of dividends for the period ended August 31, 1997, includes L88,000 representing appreciation to face value.

14.  FAIR VALUE OF FINANCIAL INSTRUMENTS

FOREIGN EXCHANGE RISK MANAGEMENT

     The Company hedges certain foreign currency transactions and firm foreign currency commitments by entering into forward exchange contracts (forward contracts). Gains and losses associated with currency rate changes on forward contracts hedging foreign currency transactions are recorded currently in income. Gains and losses on forward contracts hedging foreign currency commitments are deferred off-balance sheet and included as a component of the related transaction, when recorded; however, a loss is not deferred if deferral would lead to the recognition of a loss in future periods. The aggregate realized foreign exchange

             SYLVANIA LIGHTING INTERNATIONAL B.V. AND SUBSIDIARIES gains/(losses) recorded for the eight months ended August 31, 1997 and for the years ended December 31, 1996 and 1995 were approximately L(201,000), L(420,000) and L(693,000) , respectively.

     The forward contracts have maturities of one to 12 months. The counterparties to the Company's forward contracts consist of a number of major international financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis and management believes they present no significant credit risk to the Company.

     At August 31, 1997, December 31, 1996 and December 31, 1995, the Company had foreign currency forward contracts with notional amounts totaling L21.3 million, L28.7 million and L28.0 million, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, and accruals are a reasonable estimate of their fair value due to the short-term nature of these instruments. The Company's long-term borrowings have variable interest rates and carrying value approximates fair value at August 31, 1997.

15.  SUBSEQUENT EVENTS

     Effective September 1, 1997, Chicago Miniature Lamp, Inc. acquired all the outstanding capital stock of SLI.

             ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     1
Risk Factors..........................     7
Use of Proceeds.......................    10
Price Range of Common Stock...........    10
Dividend Policy.......................    11
Capitalization........................    11
Pro Forma Consolidated Statement of
  Operations Data.....................    12
Selected Condensed Consolidated
  Financial Data......................    13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    14
Business..............................    20
Management............................    32
Certain Transactions..................    36
Principal and Selling Shareholders....    37
Description of Certain Indebtedness...    38
Description of Capital Stock..........    39
Shares Eligible for Future Sale.......    39
Underwriting..........................    41
Notice to Canadian Residents..........    42
Legal Matters.........................    43
Experts...............................    43
Available Information.................    44
Index to Financial Statements.........   F-1

             ======================================================

Chicago Miniature
Lamp, Inc. LOGO

                          CHICAGO MINIATURE LAMP, INC.



                               10,875,000 Shares
                                  Common Stock
                           (par value $.01 per share)



                                   PROSPECTUS



                           CREDIT SUISSE FIRST BOSTON

                              SALOMON SMITH BARNEY

                            BEAR, STEARNS & CO. INC.

                                LEHMAN BROTHERS
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is an itemized statement of expenses of the Company in connection with the issuance and distribution of the shares of Common Stock being registered. All but the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee are estimates.

Securities and Exchange Commission Registration Fee.........  $  140,195
National Association of Securities Dealers, Inc. Filing
  Fee.......................................................      30,500
Printing and Engraving......................................
Blue Sky Fees and Expenses..................................
Legal Fees and Expenses.....................................
Accounting Fees and Expenses................................
Miscellaneous...............................................
                                                              ----------
          Total.............................................  $
                                                              ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The registrant has authority under applicable provisions of the Oklahoma Business Corporation Act to indemnify its directors and officers to the extent provided under such Act. The registrant's Bylaws provide additional indemnification provisions for the benefit of the registrant's directors and officers. Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, the Underwriters have agreed to indemnify the directors, officers and controlling persons of the registrant against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     (a) On May 30, 1996, the Company issued 225,000 shares of Common Stock to Mr. Werner Arnold, President of CML-Alba and a director of the Company, in connection with the acquisition of Alba-USA. Mr. Werner acquired such shares for investment and the Company relied on the exemption from registration provided by
Section 4(2) of the Securities Act of 1933, as amended, in connection with the issuance of such shares.

     (b) In September 1997, the Company acquired 38% of the outstanding shares of Common Stock of Alba-CZ, a 60% owned subsidiary of Alba, in consideration of 150,000 DM and 4,500 shares of Common Stock of the Company.

     The Shares issued in (a) and (b) above were acquired for investment purposes only and the Company relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     a. Exhibits

 1.1      --   Form of Underwriting Agreement**
 3.1(b)   --   Amended and Restated Certificate of Incorporation*
 3.2      --   Bylaws (1)
 4.1      --   Reference is made to Exhibits 3.1 and 3.2
 4.2      --   Form of Common Stock Certificate (1)
 5.1      --   Opinion of Crowe & Dunlevy, P.C.**
10.1      --   Copy of Company's Incentive and Non-Statutory Stock Option
               Plan(1)

10.1(a)           --  Copy of Amendment to Company's Incentive and Non-Statutory Stock Option Plan(1)
10.1(b)           --  Copy of Amendment to Company's Incentive and Non-Statutory Stock Option Plan**
10.1(c)           --  Copy of Special 1997 Stock Option Plan*
10.2              --  Copy of Share Purchase Agreement by and between Xenell Corp. and VCH International Limited dated
                      October 1, 1992(1)
10.3              --  Copy of Agreement for the Sale of Assets and Intellectual Property Rights by and between VCH
                      International Limited, VCH Limited, Xenell Corp. and CML-Delaware dated October 20, 1992(1)
10.4              --  Copy of Asset Purchase Agreement by and between Glolite Sales, Ltd. and the Company dated March 1,
                      1993(1)
10.5              --  Copy of Contract for Purchase and Sale of Stock by and between the shareholders of Industrial Devices,
                      Inc. and the Company dated March 31, 1994(1)
10.6              --  Copy of Agreement of Merger by and between Xenell Corp. and its shareholders and the Company and its shareholders dated December 15, 1993(1)
10.13             --  Copy of Contract for Purchase and Sale of Stock by and between the shareholders of Plastomer, Inc. and the Company dated March 28, 1995(1)
10.17             --  Copy of Contract for Purchase and Sale of Stock by and between the shareholders of Fredon Development
                      Industries, Inc. and the Company dated August 11, 1995(2)
10.18             --  Copy of Agreement for purchase of certain assets among STT Holdings Limited, STT Badalex Limited, STI
                      Lighting Limited, PRT Shipping Limited, CML-Badalex Limited, PRT Industrial Holdings Limited and PRT
                      Group Limited dated November 10, 1995(4)
10.19             --  Copy of Contract for Purchase and Sale of stock by and between the shareholders of Electro Fiberoptics,
                      Inc. and the Company dated December 1, 1995(2)
10.20             --  Copy of Agreement for purchase of assets of Phoenix Lighting (UK) Limited by and among Phoenix Lighting
                      (UK) Limited, Lynn Robert Bailey, Christopher John Barlow and the Company dated December 18, 1995(3)
10.23             --  Copy of Agreement on the Sale and Transfer of Shares and Interests in the Alba/Albrecht Group dated May
                      15, 1996(5)
10.24             --  Copy of Contract for Exchange of Stock by and between Werner A. Arnold and the Company dated May 15,
                      1996(5)
10.25             --  Copy of Contract for Purchase and Sale of Stock of Alba Lamps, Inc. by and between Werner A. Arnold and the Company dated May 15, 1996(5)
10.26             --  Copy of Contract for Purchase and Sale of Stock of Alba-Malaysia by and between Werner A. Arnold and the Company dated May 15, 1996(5)
10.27             --  Copy of Employment Agreement with Werner A. Arnold dated May 30, 1996(5)
10.28             --  Copy of Contract for Purchase and Sale of Stock of Valmont Electric, Inc. by and between Valmont
                      Industries, Inc. and the Company dated January 3, 1997(7)
10.29             --  Copy of Joint Venture Agreement by and among Schott Corporation, CML Fiberoptics, Inc., Electro
                      Fiberoptics Corp., Schott CML Fiberoptics LLC, and the Company dated January 28, 1997(8)
10.30             --  Copy of Stock Purchase Agreement between the Sylvania Lighting International B.V. and the Company dated
                      September 8, 1997(9)
10.31             --  Asset Purchase and Security Agreement dated November 21, 1997 by and among the Company and Solium, Inc.
                      and Pacific Scientific Company**
10.32             --  Acquisition Agreement dated January 7, 1997 between Gustav Bauckner GmbH and Alba Speziallampen Holding
                      GmbH**

10.33             --  Amended and Restated Credit Agreement dated as of October 30, 1997*
10.34             --  Framework Agreement for Supply Contracts between Osram GmbH and EDIL International Lighting B.V.**
10.35             --  Amended and Restated Intellectual Property Allocation and License Agreement dated August 6, 1992 among
                      EDIL International Lighting B.V. and Osram Acquisition Corporation and Osram GmbH*
10.36             --  Supply contract dated February 19, 1985 between Osram and Sylvania**
10.37             --  Purchase Agreement dated March 4, 1996 between Philips Lighting B.V. and Sylvania N.V.**
10.38             --  Settlement Agreement dated August 14, 1997 between Sylvania Lighting International B.V. and Osram GmbH
                      **
10.39             --  Framework Agreement dated as of January 29, 1997 between Osram Sylvania Products, Inc. and Osram
                      Sylvania and Sylvania Lighting International B.V.**
10.40             --  Agreement dated June 6, 1982 between Emgo and GTE Sylvania**
16.1              --  Letter from Arthur Andersen LLP regarding change in certified public accountants(6)
21.1              --  List of subsidiaries*
23.1(a)           --  Consent of Ernst & Young LLP*
23.1(b)           --  Consent of Hards Pearson*
23.2(a)           --  Consent of Crowe & Dunlevy, P.C. -- See Exhibit 5.1**
27.1              --  Financial Data Schedule (for SEC use only)*

---------------

   * Filed herewith.
  ** To be filed by Amendment.
(1) Incorporated by reference to the Exhibits included in the Company's Registration Statement on Form S-1, File No. 33-90416.
(2) Incorporated by reference to the Exhibits included in the Company's Form 10-K for the year ended December 3, 1995, File No. 0-25848.
(3) Incorporated by reference to the Exhibits included in the Company's Form 10-Q for the quarter ended March 3, 1996, File No. 0-25848.
(4) Incorporated by reference to the Exhibits included in the Company's Form 8-K dated November 10, 1995, File No. 0-25848.
(5) Incorporated by reference to the Exhibits included in the Company's Form 8-K dated June 14, 1996, File No. 0-25848.
(6) Incorporated by reference to the Exhibits included in the Company's Form 8-K dated November 10, 1995, File No. 0-25848.
(7) Incorporated by reference to the Exhibits included in the Company's Form 8-K dated January 30, 1997, File No. 0-25848.
(8) Incorporated by reference to the Exhibits included in the Company's Form 10-K dated December 1, 1996, File No. 0-25848.
(9) Incorporated by reference to the Exhibits included in the Company's Form 8-K dated September 10, 1997, File No. 0-25848.

     b. Schedules

     Schedule II: Valuation and Qualifying Accounts.

     All other schedules are omitted as the required information is inapplicable or is presented in the financial statements or related notes which are incorporated herein by reference.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the Oklahoma Business Corporation Act, the Company's Amended and Restated Certificate of Incorporation and Bylaws, the Underwriting Agreement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has already been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant undertakes that, for the purposes of determining any liability under the Act: (1) the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective, and (2) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned further agrees to remove from registration any shares remaining unsold, by virtue of the over-allotment option, upon the expiration of this offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto authorized, in the Town of Canton, Commonwealth of Massachusetts, on April 2, 1998.

                                          CHICAGO MINIATURE LAMP, INC.

                                          By:       /s/ FRANK M. WARD
                                            ------------------------------------
                                                       Frank M. Ward
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frank M. Ward his true and lawful attorney-in-fact and agent, with full power of restitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----

                  /s/ FRANK M. WARD                    Chief Executive Officer            April 2, 1998
-----------------------------------------------------    and Director
                    Frank M. Ward

               /s/ RICHARD F. PARENTI                  Chief Accounting Officer           April 2, 1998
-----------------------------------------------------
                 Richard F. Parenti

                                                       Director
-----------------------------------------------------
                  Werner A. Arnold

                /s/ DONALD S. DEWSAP                   Director                           April 2, 1998
-----------------------------------------------------
                  Donald S. Dewsap

                                                       Director
-----------------------------------------------------
                  Frederick Howard

                 /s/ RICHARD INGRAM                    Director                           April 2, 1998
-----------------------------------------------------
                   Richard Ingram

                 /s/ NORMAN SCOULAR                    Director                           April 2, 1998
-----------------------------------------------------
                   Norman Scoular

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                 CHICAGO MINIATURE LAMP, INC. AND SUBSIDIARIES
                             (DOLLARS IN THOUSANDS)

                                                   BALANCE AT   CHARGED TO                                BALANCE
                                                   BEGINNING    COSTS AND                                AT END OF
                   DESCRIPTION                     OF PERIOD     EXPENSES    DEDUCTIONS     OTHERS        PERIOD
                   -----------                     ----------   ----------   ----------   -----------    ---------
Year ended November 30, 1997:
  Reserves and allowances deducted from asset
    account:
    Allowance for uncollectible accounts.........     $524       $    771     $  (367)    $     6,961(1)  $ 7,889
Deferred tax asset valuation allowance...........        0                     (2,211)         47,038(2)   44,827
Year ended December 1, 1996:
  Reserves and allowances deducted from asset
    accounts:
    Allowance for uncollectible accounts.........      118            105          70             231(3)      524
Year ended December 3, 1995:
  Reserves and allowances deducted from asset
    accounts:
    Allowance for uncollectible accounts.........      358                       (268)             28(4)      118

---------------

(1) Represents allowance for doubtful accounts acquired as a result of the 1997 acquisitions of PLP, Bruckner and SLI, and the currency translation adjustment in the allowance account during the period.
(2) Represents deferred tax asset valuation allowance included in opening balance sheet of SLI, a 1997 business combination.
(3) Represents allowance for doubtful accounts as a result of the 1996 acquisition of Alba.
(4) Represents allowance for doubtful accounts acquired as a result of the 1995 acquisition of CML Canada.